Form 10-K, Exhibit 13
period 1995-12-31
HORIZON BANCORP INC /WV/
filed 1996-04-01
CIK 730025

                                                                EXHIBIT 13

- ---------------------------------------------------------------------------------------------
TABLE OF CONTENTS
- ---------------------------------------------------------------------------------------------
Consolidated Financial Highlights .....  1       Consolidated Financial Statements ....... 29
Letter to Our Shareholders,                      Notes to Consolidated Financial
  Customers and Friends ...............  2         Statements ............................ 33
Management's Discussion &                        Shareholders' Information ............... 46
  Analysis of Financial                          Directors, Horizon Bancorp,
  Condition and Results of                         Inc. and Affiliates ................... 47
  Operations ..........................  5       Additional Information .................. 48
Report of Independent Auditors ........ 27


- ---------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS
- ---------------------------------------------------------------------------------------------

(Dollars in Thousands, Except Per Share Data)

                                                           DECEMBER 31
                                                      1995             1994
                                                    -------------------------
  FOR THE PERIOD ENDED
  Net interest income ...........................   $ 28,423         $ 26,644
  Noninterest income ............................      3,022            2,447
  Net income ....................................      8,071            6,971
  Cash dividends ................................      2,973            2,752

  PER SHARE DATA
  Net income ....................................   $   2.85         $   2.46
  Cash dividends declared .......................       1.05             0.97
  Year-end book value ...........................      25.13            22.43

  SELECTED AVERAGE BALANCES
  Total assets ..................................   $595,867         $563,564
  Net loans .....................................    399,759          362,027
  Investment securities .........................    148,770          159,942
  Earning assets ................................    559,099          535,235
  Deposits ......................................    503,796          477,511
  Shareholders' equity ..........................     67,300           61,767

  SELECTED BALANCES AT YEAR-END
  Total assets ..................................   $614,745         $569,935
  Net loans .....................................    419,880          370,582
  Investment securities .........................    149,533          155,150
  Earning assets ................................    571,813          531,082
  Deposits ......................................    514,475          483,555
  Shareholders' equity ..........................     71,107           63,582

  SELECTED RATIOS
  Return on average equity ......................      11.99%           11.29%
  Return on average assets ......................       1.35%            1.24%
  Net interest margin (taxable equivalent) ......       5.30%            5.20%
  Net charge-offs to average net loans ..........       0.22%            0.23%
  Average equity to average assets ..............      11.29%           10.96%
  Risk-based capital:
   Tier I capital to risk-adjusted assets .......      17.96%           18.23%
   Total capital to risk-adjusted assets ........      19.21%           19.48%
   Leverage .....................................      11.31%           11.28%


- -------------------------------------------------------------------------------
LETTER TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS
- -------------------------------------------------------------------------------

DEAR HORIZON SHAREHOLDERS:

     We are pleased to report to you that Horizon enjoyed record earnings in 1996, continuing the positive momentum the company has experienced over the past five years. Net income for the year reached $8.07 million, or $2.85 per share, an increase of 15.4% over the $2.46 reported in 1994. The return on average assets (ROA) for the year was 1.35% as was the return on average equity (R0E), which reached 11.99%.

     Horizon's strong financial results continue to be supported by a net interest margin of 5.30%, up from 5.20% in 1994. Net interest income for the year was $28.4 million compared to $26.6 million, an increase of 6.68% from 1994. Maintaining the interest margin, our primary source of income, remains an ongoing challenge.

     Noninterest income increased to $3.02 million from $2.45 million, an increase of 23.5%. Noninterest expense increased 5.4% to $18.3 million in 1995 from $17.4 million in 1994. Net overhead, which is noninterest expense less noninterest income excluding securities transactions, as a percent of average earning assets, increased 1.8% in 1995 when compared to 1994. Horizon's efficiency ratio, an industry measure of overhead control, was 58.3% in 1995, compared to 59.8% in 1994 and has been better than Horizon's peers for each of the last five years.

     The company's capital position remains strong with $71.1 million in total equity, or 11.57% of assets. The market price of your stock increased 36% during 1995 from $28.63 per share at December 31, 1994 to $39.00 per share at year end 1995, creating total market capitalization at year end of $110 million, an increase of $29 million in shareholder value during the year.

     We encourage you to read the "Management Discussion and Analysis" in this report for a more complete explanation of Horizon's financial performance.

     During the year, the Board of Directors took several initiatives designed to maintain your Horizon shares as an attractive investment. Included in these is a dividend reinvestment plan which provides a convenient and economical means to automatically invest all or a portion of your quarterly dividends in additional Horizon shares. Horizon also offers you the opportunity to have your quarterly dividends electronically deposited into your designated bank on the dividend payment date. Both services are voluntary and transaction costs are paid by the Company.

     Horizon's strong equity position continues to compliment the company's strategic initiative of growth through acquisition. In April 1995, we completed the purchase of four supermarket branch locations in Kroger stores from a regional banking company. These offices held $20.9 million in deposits and $17.4 million in loans, and permitted us to add convenient locations and expanded hours.

     On February 7, 1996, Horizon Bancorp, Inc. announced an agreement with Twentieth Bancorp, Inc., a $318 million banking company headquartered in Huntington, West Virginia, to acquire the company and to merge Twentieth Street Bank into Horizon. Twentieth operates six offices in two counties in southwestern West Virginia and has the second largest market share in Huntington, West Virginia. After the merger, Horizon will have assets in excess of $930 million, will operate twenty offices in seven counties, and will be the fifth largest independent banking company in West Virginia. This strategic combination with Twentieth Bancorp is a major step toward our goal of becoming one of West Virginia's premier independent banking organizations. The merger is subject to the approval of shareholders of both companies. The information accompanying this letter fully explains the merger.

     The acquisition of Twentieth Bancorp reaffirms Horizon's philosophy of expanding our company through the affiliation of community banks which share our community focus. Its inclusion into our company will be reflective of the decentralized management structure which lets local Horizon affiliate banks make decisions where they make the most sense - the local community. As we grow, and more affiliate banks join our company, that commitment to local management will remain. Who knows best about the needs of your community than your local banker?

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

     Without question, 1995 was an excellent year. We realize, however, to succeed we must continue to focus on details. We must be flexible to meet customers needs, particularly those requiring technology-driven alternatives to traditional banking. Our 1995 introduction of telephone banking and our check imaging process are two recent examples of our use of technology to meet customer needs. We will continue to explore opportunities to expand technology-enhanced customer service.

     We have not forgotten, however, that it is the people of our organization that enable us to succeed. Their commitment to excellence, along with the leadership of our Boards of Directors, assures our company's future.

     This commitment of our people could not have been better demonstrated than by two of our executive officers who passed away in 1995 and one member of the Board of Directors who passed away in early 1996. Paul E. Hess, President and CEO of National Bank of Summers of Hinton died on May 3, 1995 after a distinguished career in banking expanding nearly forty years, the last ten years of which was as CEO of the National Bank of Summers of Hinton. Beulah D. Moore, Executive Vice President and CEO of First National Bank in Marlinton died November 8, 1995. Beulah dedicated her entire banking career of forty-three years to the First National Bank of Marlinton, twenty-six years of which were in her capacity as CEO. Words cannot adequately express the debt of gratitude owed these three leaders, who contributed so significantly to our company's success. We will miss them.

                              Yours sincerely,


  -----------------------------        ---------------------------
  Frank S. Harkins, Jr.                Philip L. McLaughlin
  Chairman of the Board                President & CEO


                     EARNINGS PER SHARE/DIVIDENDS PER SHARE

                                  1991      1992      1993      1994      1995
[ ] Earnings per Share            $1.55     $2.17     $2.30     $2.46     $2.85
[ ] Dividends per Share           $0.75     $0.85     $0.93     $0.97     $1.05


                                   FINANCIAL

                                    SUMMARY

                                       &

                                     REVIEW


                             HORIZON BANCORP, INC.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCAIL CONDITION AND RESULTS OF OPERATIONS
- -------------------------------------------------------------------------------

INTRODUCTION

The following discussion is provided to assist readers of the consolidated financial statements in understanding the operating performance of Horizon Bancorp, Inc. ("Horizon"). For a more complete understanding, reference is made to the consolidated financial statements, notes to the consolidated financial statements, and other information presented elsewhere in this report.

Horizon Bancorp, Inc., is a bank holding company headquartered in Beckley, West Virginia. Its banking subsidiaries are Bank of Raleigh, First National Bank in Marlinton, Greenbrier Valley National Bank, and National Bank of Summers of Hinton. Horizon Bancorp's subsidiaries engage in commercial banking activities which provide financial and trust services to individuals and commercial customers primarily in Fayette, Greenbrier, Pocahontas, Raleigh, and Summers Counties of West Virginia.

Throughout the following discussion, dollars are expressed in thousands, except per share data.

                                                                                TABLE 1
                                                                  FIVE-YEAR SELECTED FINANCIAL SUMMARY
                                                         ----------------------------------------------------
                                                            1995       1994       1993       1992       1991
                                                         ----------------------------------------------------
OPERATING RESULTS:
 Interest income                                         $ 46,474   $ 41,217   $ 40,647   $ 42,609   $ 45,199
 Interest expense                                          18,051     14,573     15,266     18,735     23,879
 Net interest income                                       28,423     26,644     25,381     23,874     21,320
 Provision for loan losses                                  1,061      1,525      1,955      2,069      2,754
 Noninterest income                                         3,022      2,447      2,506      2,598      2,214
 Noninterest expense                                       18,324     17,394     16,353     15,392     14,707
 Provision for income taxes                                 3,989      3,201      3,060      2,851      1,627
 Net income                                                 8,071      6,971      6,519      6,160      4,446
PER SHARE OF COMMON STOCK:
 Net income                                              $   2.85   $   2.46   $   2.30   $   2.17   $   1.55
 Dividends declared                                          1.05       0.97       0.93       0.85       0.75
 Book value                                                 25.13      22.43      21.39      19.98      18.36
AVERAGE BALANCE SHEET SUMMARY:
 Total loans                                             $399,759   $362,027   $331,948   $307,542   $273,449
 Investment securities                                    148,770    159,942    173,993    175,152    185,882
 Total assets                                             595,867    563,564    550,174    530,144    506,783
 Deposits                                                 503,796    477,511    469,655    452,690    432,274
 Long-term debt                                                --        266        800      1,400      2,150
 Equity                                                    67,300     61,767     58,431     54,929     51,880
BALANCES AT YEAR-END:
 Total assets                                            $614,745   $569,935   $555,671   $541,131   $511,624
 Net loans                                                419,880    370,582    343,539    317,995    281,562
 Investment securities                                    149,533    155,150    170,359    166,948    184,938
 Earning assets                                           571,813    531,082    522,196    507,784    477,568
 Deposits                                                 514,475    483,555    472,415    463,356    435,150
 Shareholders' equity                                      71,107     63,582     60,637     56,647     52,819
KEY FINANCIAL RATIOS:
 Average equity to average assets                           11.29%     10.96%     10.62%     10.36%     10.24%
 Return on average assets                                    1.35%      1.24%      1.18%      1.16%      0.88%
 Return on average equity                                   11.99%     11.29%     11.16%     11.21%      8.57%
 Efficiency ratio                                           58.27%     59.79%     58.64%     58.14%     62.49%
 Dividends declared as a percent of net income              36.84%     39.48%     39.19%     34.50%     43.61%
 Average total loans to average deposits                    79.35%     75.82%     70.68%     67.94%     63.26%
ASSET QUALITY:
 Nonperforming loans to total loans                          1.30%      1.26%      2.50%      1.73%      1.97%
 Nonperforming assets to total assets                        0.98%      0.98%      1.76%      1.41%      1.64%
 Allowance for loan losses to nonperforming loans          117.92%    132.89%     64.61%     83.81%     62.71%
 Allowance for loan losses as a percent of total loans       1.53%      1.68%      1.62%      1.45%      1.24%

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

FINANCIAL REVIEW

Horizon reported consolidated net income for 1995 of $8,071, or $2.85 per share, compared with $6,971, or $2.46 per share, in 1994. This increase in net income for 1995 is partially attributable to growth of approximately $32,303 or 5.73% in average assets and a corresponding increase of 10 basis points in the net interest margin. Improvements in asset quality resulted in decreased provision for loan losses of $464 or 30.43% during 1995. Income was also enhanced in 1995 by a $575 or 23.50% increase in noninterest income. Gains in income were offset by a $930 or 5.35% increase in noninterest expenses and a $788 or 24.62% increase in income tax expense. Net income for 1994 of $6,971 represents an increase of 6.93% over net income recorded in 1993. The increase in 1994 was attributable to growth in average assets and asset quality improvements which helped reduce the provision for loan losses.

A five-year summary of operating results and other financial highlights is presented in Table 1.

                  EARNINGS PER SHARE

                1991                $1.55
                1992                $2.17
                1993                $2.30
                1994                $2.46
                1995                $2.85

Dividends per share were $1.05 for the year ended December 31, 1995, compared to $0.97 for 1994 and $0.93 for 1993. The dividend increase in 1995 was $0.08 or 8.25% per share and represents a dividends payout of 36.84%.

Return on average assets (ROA) measures how effectively Horizon uses its assets to produce net income while return on average equity (ROE) measures income earned compared with the amount of shareholders' investment in Horizon. For the year ended December 31, 1995, Horizon's ROA was 1.35%, compared to 1.24%, and 1.18% for the years ended December 31, 1994 and 1993. For the year ended December 31, 1995, Horizon's ROE totaled 11.99%, compared to 11.29% and 11.16% for the years ended December 31, 1994 and 1993.

Total assets increased $44,810 or 7.86% during 1995 to $614,745 partially as the result of the purchase of four branch offices of a regional bank.
These branches, in Kroger supermarkets, were in Horizon's present market areas and added $17,396 in loans and $20,987 to total deposits.

Average assets increased 5.73% in 1995 as compared to increases of 2.43% in 1994 and 3.78% in 1993. Average loans increased $37,732 or 10.42% and compares favorably to 1994's increase of $30,079 or 9.06%. Part of 1995's increase in average loans is due to the acquisition of approximately $17,396 in loans related to the aforementioned bank branch purchases. Loan growth during 1995 was funded by an increase in average deposits of $26,285, or 5.50%, to $503,796 during 1995 from $477,511 during 1994. The loan to deposit ratio was 82.88% at December 31, 1995 compared to 77.95% at December 31, 1994 and 73.92% at December 31, 1993.

Management is not aware of trends, events or uncertainties that will affect the results of operations. There are no regulatory recommendations which, if implemented, would negatively impact the results of Horizon Bancorp, Inc.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                 RETURN ON AVERAGE ASSETS

                1991                0.88%
                1992                1.16%
                1993                1.18%
                1994                1.24%
                1995                1.35%

                RETURN ON AVERAGE EQUITY

                1991                 8.57%
                1992                11.21%
                1993                11.16%
                1994                11.29%
                1995                11.99%

ACQUISITION ACTIVITY

In February 1996, Horizon entered into a definitive agreement to acquire all of the outstanding common stock of Twentieth Bancorp, Inc. (Twentieth), headquartered in Huntington, West Virginia. Horizon will exchange 1.01 shares of its common stock for each share of Twentieth's common stock outstanding (approximately 1,818,000 shares of Horizon common stock to be issued). This business combination is expected to be accounted for as a pooling of interests. The pooling of interests method requires the combining of the financial information of the merging companies as though they had always been combined. At December 31, 1995, Twentieth had total assets and deposits of approximately $317,800 and $280,250.

During the first and second quarter of 1995, two of Horizon's subsidiary banks acquired certain assets and assumed certain liabilities of four branch offices of a regional bank for approximately $125. These four branch offices had assets of approximately $21,000 at the time of acquisition. This transaction was accounted for under the purchase method of accounting.

NET INTEREST INCOME

Net interest income, interest income less interest expense, is Horizon's largest source of earnings. Net interest income is influenced by the volume and relative yield (or cost) of earning assets and interest-bearing liabilities and the relative sensitivity of such assets and liabilities to changes in interest rates. Interest income is presented and discussed on a fully tax-equivalent basis, as indicated in Table 2. The "taxable-equivalent basis" adjustment has been included in interest income to reflect the level of income had income on tax exempt investments and loans been exempt from income taxes, at a tax rate of 35.0% for 1995 and 34.0% in 1994 and 1993.

Net interest income, tax adjusted ("net interest income") increased 6.63% or $1,842 for the year ended December 31, 1995, from $27,799 reported for the year ended December 31, 1994. This compares to an increase of $1,438 or 5.46% for 1994. As a result, Horizon's net interest margin rose 10 basis points to 5.30% during 1995, following a 20 basis point increase during 1994. Average total loans increased $37,732 or 10.42% during 1995 and contributed to the growth in net interest income. Average earning assets during 1995 were $559,099 compared to the $535,235 during 1994. Average interest-bearing liabilities increased 5.57% during 1995 and 0.98% during 1994. Volume changes of this nature will increase net interest income because of the spread between the yield earned on earning assets and the rate paid on interest-bearing liabilities and the ability of Horizon to reprice assets more quickly than liabilities reprice.

Horizon's interest rate spread expanded from 4.3% in 1993 to 4.5% in 1994 and 1995. The interest rate spread increased in 1994 due to management reducing the weighted average cost of funds. Horizon is liability sensitive and has managed to maintain the 4.5% spread in 1995, a time of increasing interest rates. This was accomplished through active asset/liability management of core deposits which tend to reprice more slowly than interest earning assets.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

Average interest-earning assets increased $23,864 or 4.46% during 1995 and $10,284 or 1.96% during 1994. Average total loans increased 10.42% during 1995, compared to an increase of $30,079 or 9.06% during 1994. These increases are representative of current economic activity and efforts by management to extend its market share in commercial and consumer loans. The increase in average total loans has been partially funded by the $11,172 or 6.99% decline in average investment securities during 1995. This decline in average investment securities follows a $14,051 or 8.08% decline during 1994. Average federal funds sold decreased $1,733 or 14.09% in 1995 and $4,207 or 25.48% in 1994.
Management has made efforts to lower the average balance of federal funds sold and deploy these funds into higher-yielding assets.

Average interest-bearing liabilities increased $24,020 or 5.57% in 1995 and $4,186 or 0.98% in 1994. During this period, Horizon attracted additional deposits due to core growth, and customers gradually shifted their funds to higher yielding accounts. Average short-term borrowings which are principally repurchase agreements, decreased $2,028 or 10.78% in 1995 following an average balance increase of $1,817 or 10.69% in 1994.

Table 2 summarizes the composition of average interest-earnings assets and average interest-bearing liabilities, along with the related income or expense and the weighted average yield or cost of such funds. Table 3 summarizes changes in interest income and expense by rate and volume.

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

                                                                             TABLE 2
                                                              AVERAGE BALANCE SHEETS, INTEREST RATES ON
                                                          EARNING ASSETS, AND INTEREST BEARING LIABILITIES
                                    ----------------------------------------------------------------------------------------------
                                               1995                            1994                             1993
                                    ----------------------------------------------------------------------------------------------
                                     AVERAGE   INCOME/    YIELD/    AVERAGE    INCOME/    YIELD/    AVERAGE     INCOME/     YIELD/
                                     BALANCE   EXPENSE     COST     BALANCE    EXPENSE     COST     BALANCE     EXPENSE      COST
                                    ----------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets:
  Interest-bearing deposits with
    other banks                    $    --    $    --      --%     $    963   $    87      9.0%    $  2,500    $   238       9.5%
  Federal funds sold                 10,570       587     5.6        12,303       521      4.2       16,510        505       3.1
  Investment securities:
    Taxable                         107,755     6,949     6.4       119,129     7,405      6.2      143,244      9,635       6.7
    Tax exempt (1)                   41,015     3,188     7.8        40,813     3,139      7.7       30,749      2,611       8.5
                                   ----------------------------------------------------------------------------------------------
      Total investment securities   148,770    10,137     6.8       159,942    10,544      6.6      173,993     12,246       7.0

  Total loans (1)(2)                399,759    36,968     9.2       362,027    31,220      8.6      331,948     28,638       8.6
                                   ----------------------------------------------------------------------------------------------
      Total earning assets
      and interest income           559,099    47,692     8.5       535,235    42,372      7.9      524,951     41,627       7.9

Noninterest earning assets:
  Cash and due from banks            16,923                          15,183                          14,268
  Premises and equipment              9,435                           6,996                           6,899
  Other assets                       16,899                          12,062                           9,009
  Less: Allowance for loan
    losses                           (6,489)                         (5,912)                         (4,953)
                                   --------                        --------                        --------
      Total assets                 $595,867                        $563,564                        $550,174
                                   ========                        ========                        ========

LIABILITIES & SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Demand deposits                  $ 82,681   $ 2,288     2.8%     $ 90,584   $ 2,464      2.7%    $ 87,078    $ 2,490       2.9%
  Savings deposits                  114,900     3,715     3.2       131,095     3,910      3.0      119,760      4,049       3.4
  Certificates of deposit           240,803    11,521     4.8       190,657     7,650      4.0      203,429      8,203       4.0
                                   ----------------------------------------------------------------------------------------------
      Total interest-
      bearing deposits              438,384    17,524     4.0       412,336    14,024      3.4      410,267     14,742       3.6

Short-term borrowings                16,786       527     3.1        18,814       549      2.9       16,697        524       3.1
                                   ----------------------------------------------------------------------------------------------
      Total interest-bearing
      liabilities and interest
                       expense      455,170    18,051     4.0       431,150    14,573      3.4      426,964     15,266       3.6
                                              ---------------                 ----------------                 -----------------

Noninterest-bearing liabilities:
  Demand deposits                    65,412                          65,175                          59,388
  Other                               7,985                           5,472                           5,391
                                   --------                        --------                        --------
      Total liabilities             528,567                         501,797                         491,743
Shareholders' equity                 67,300                          61,767                          58,431
                                   --------                        --------                        --------
    Total liabilities and
    shareholders' equity           $595,867                        $563,564                        $550,174
                                   ========                        ========                        ========
Net interest income                           $29,641                         $27,799                          $26,361
                                              =======                         =======                          =======
Spread                                                    4.5%                             4.5%                              4.3%
                                                          ====                             ====                              ====
Net interest margin                                       5.3%                             5.2%                              5.0%
                                                          ====                             ====                              ====

(1)  Fully taxable equivalent using 35% in 1995 and 34% in 1994 and 1993.
(2)  Nonaccrual loans are included in average balances.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

                                                                               TABLE 3
                                                             CHANGES IN INTEREST MARGIN ATTRIBUTABLE
                                                                        TO RATE AND VOLUME
                                            -----------------------------------------------------------------------------
                                                     1995 VS. 1994                               1994 VS. 1993
                                                    DUE TO CHANGE IN                            DUE TO CHANGE IN
                                            VOLUME         RATE        TOTAL            VOLUME         RATE         TOTAL
                                            -----------------------------------------------------------------------------
Interest-bearing deposits with other banks  $  (87)      $   --       $  (87)          $  (139)       $ (12)      $  (151)
Federal funds sold                             (83)         149           66              (145)         161            16
Securities:
  Taxable                                     (697)         241         (456)           (1,545)        (685)       (2,230)
  Tax exempt                                    14           35           49               792         (264)          528
                                            -----------------------------------------------------------------------------
    Total investment securities               (683)         276         (407)             (753)        (949)       (1,702)
Total loans                                  3,444        2,304        5,748             2,582           --         2,582
                                            -----------------------------------------------------------------------------
    Total interest income                    2,591        2,729        5,320             1,545         (800)          745

Demand deposits                               (251)          75         (176)              119         (145)          (26)
Savings deposits                              (467)         272         (195)              365         (504)         (139)
Certificates of savings                      2,199        1,672        3,871              (553)          --          (553)
Short term borrowings                          (60)          38          (22)               38          (13)           25
                                            -----------------------------------------------------------------------------
    Total interest expense                   1,421        2,057        3,478               (31)        (662)         (693)
                                            -----------------------------------------------------------------------------
      Net interest income                   $1,170       $  672       $1,842           $ 1,576        $(138)      $ 1,438
                                            =============================================================================

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

NONINTEREST INCOME

Noninterest income is income generated by Horizon other than interest income. It is primarily of a fee nature and consists of service charges on deposits, trust department income, and a variety of miscellaneous transactions. Noninterest income increased $575 or 23.50% during the year ended December 31, 1995, due to increased service charges of $220 or 12.35%, trust income of $75 or 20.33%, and other income of $224 or 46.38%. Service charges increased due to higher deposit balances along with increased trnasactions and refinement of the service charge schedule. Trust income increased due to growth in this department and increased estate settlements. Other income increased due to gains recognized on the sale of other real estate owned and increased insurance commissions related to various lending products.

Noninterest income decreased in 1994 by $59 or 2.35% due partially to the change in investment securities gains and losses (losses of $187 in 1994 as compared to gains of $77 in 1993). Most of the losses were incurred due to a restructuring of the investment portfolio using a strategy designed to take advantage of the purchase of higher yielding investments. Losses on securities transactions were partially offset by increases in service charges and fees and fees from trust services. Service charges and fees increased in 1994 by $172 or 10.68% due to a higher level of deposits and increased transactions being subject to these fees. Trust fees increased $45 or 13.89% due to continued growth in trust operations.

                                                   TABLE 4
                                              NONINTEREST INCOME
                              --------------------------------------------------
                                            YEAR ENDED DECEMBER 31
                               1995       1994       1993       1992       1991
                              --------------------------------------------------
Service charges and fees      $2,002     $1,782     $1,610     $1,257     $1,179
Fees from trust services         444        369        324        242        192
Securities (losses) and gains   (131)      (187)        77        245         12
Other                            707        483        495        854        831
                              --------------------------------------------------
  Total                       $3,022     $2,447     $2,506     $2,598     $2,214
                              ==================================================

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

NONINTEREST EXPENSE

Noninterest expense is frequently referred to as overhead; that is the cost of normal operations. Noninterest expense increased $930 or 5.35% in 1995 and $1,041 or 6.37% in 1994. Continuing growth in noninterest expense reflects the increased cost incurred to compete as community banks through the implementation and servicing of various banking products. Horizon has made a major commitment to enhancing its information systems and customer service through additional technology including image processing which has increased noninterest expense. Horizon expects to leverage this investment in technology to increase future revenues and customer convenience and satisfaction.

Even though noninterest expense has increased over each of the past five years, Horizon has managed to maintain an efficiency ratio between 58.14% and 62.49%. The efficiency ratio measures how effectively management utilizes noninterest expense to generate both net interest income and other income. A lower efficiency ratio generally means that the organization is effectively leveraging its noninterest expense to generate net interest income and other income. Horizon's efficiency ratio has been better than its peers over the past five years.

Salaries and employee benefits increased $408 or 5.05% during 1995 and $134 or 1.69% during 1994. Reasons for the increase in 1995 include $224 in additional salaries and employee benefits associated with the regional bank branch purchases, an increase of $66 or 14.86% in pension cost, and $118 in salary increases. The increase in 1994 was primarily due to normal salary increases.

For the year ended December 31, 1995, net occupancy and equipment expense increased $617 or 29.86% primarily because of $426 or 58.44% additional depreciation on building and equipment. The principal reason for the increase is depreciation on data processing equipment of $405 and other technology enhancements placed into service during 1995. Net occupancy and equipment expense increased $236 or 12.90% during 1994 and $113 or 6.58% during 1993. The increases in 1994 were due to repairs, remodeling, and the reduction in the estimated useful life of a bank building.

Outside data processing expense increased $104 or 9.97% in 1995 as compared to an increase of $192 or 22.56% in 1994 and $62 or 7.86% in 1993. The principal reasons for the increase in data processing expense in 1995 are the growth in items processed and the increased technological enhancements. The primary reason for the increase in outside data processing expense in 1994 was the payment of $170 to terminate an old contract and conversion costs.

Deposit insurance assessments declined $515 or 48.63% in 1995 due to decreased FDIC insurance premiums. This is compared to an increase of $17 or 1.63% in FDIC insurance premiums during 1994. In September 1995, the FDIC lowered the deposit insurance premium for a "well capitalized institution" from twenty-three cents to four cents per $100 of average deposits and refunded a substantial portion of the first six months' premium. In December 1995, the FDIC set the 1996 premium for insured deposits at the statutory minimum of $2. Congress is considering an assessment on commercial banks to increase the Savings Association Insurance Fund; if enacted, the pretax charge to earnings of Horizon in 1996 would not be material to the financial results of Horizon.

Other operating expense increased $307 or 6.61% during 1995 and compares to an increase of $449 or 10.70% during 1994. Included in 1995 are various expenses associated with credit card processing which increased $202 or 59.06%. The credit card department experienced growth and has required additional resources to manage this growth. The increase in 1994 is due to increased costs associated with the growth in Horizon's balance sheet and introduction of new financial products to its customers.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

                                                     TABLE 5
                                                NONINTEREST EXPENSE
                                      ---------------------------------------
                                               YEAR ENDED DECEMBER 31
                                        1995    1994    1993    1992    1991
                                      ---------------------------------------
Salaries and employee benefits        $ 8,489 $ 8,081 $ 7,947 $ 7,328 $ 6,576
Net occupancy and equipment             2,683   2,066   1,830   1,717   2,070
Deposit insurance and assessments         544   1,059   1,042     995     896
Advertising                               510     501     488     490     485
Outside data processing                 1,147   1,043     851     789     799
Other                                   4,951   4,644   4,195   4,073   3,881
                                      ---------------------------------------
                           Total      $18,324 $17,394 $16,353 $15,392 $14,707
                                      =======================================

INCOME TAXES

The effective tax rate is defined as applicable income taxes expressed as a percentage of income before income taxes. Horizon's effective tax rate was 33.1% in 1995, 31.5% in 1994, and 31.9% in 1993. The increase during 1995 was due to Horizon's move in the federal corporate income tax rate structure from 34% to 35%. The decline in the effective tax rate during 1994 was primarily the result of a higher level of tax-exempt investment securities income and a reduction in nondeductible merger expenses.

Tax-exempt investment income expressed as a percentage of income before income taxes was 17.18% in 1995, 20.37% in 1994, and 17.99% in 1993. Horizon will continue to purchase tax-exempt investments and loans after considering the after-tax yield and maturity of the investment vehicle.

Refer to Note 9 in Notes to Consolidated Financial Statements for more information concerning income taxes.

                                                       TABLE 6
                                               APPLICABLE INCOME TAXES
                                      ----------------------------------------
                                                YEAR ENDED DECEMBER 31
                                        1995     1994    1993    1992    1991
                                      ----------------------------------------
Income before income taxes            $12,060  $10,172  $9,579  $9,011  $6,073
Applicable income taxes                 3,989    3,201   3,060   2,851   1,627
Effective tax rate                       33.1%    31.5%   31.9%   31.6%   26.8%

QUARTERLY RESULTS

The results of operations for the first three quarters of 1995 have been disclosed in quarterly reports to shareholders. Note 16 of the Notes to Consolidated Financial Statements provides summarized unaudited financial data on a quarterly basis.

For the fourth quarter of 1995, net income totaled $1,802, an increase of $180 or 11.10% over the same quarter of 1994. On a per share basis, fourth quarter 1995 net income was $0.64, compared to $0.58 in 1994, an increase of 10.34%.

Compared with the fourth quarter of 1994, Horizon's fourth quarter 1995 results reflected lower net interest income, which was more than offset by reduced provision for loan losses. Net interest income totaled $7,440 in the fourth quarter of 1995, a decrease of $79 or 1.05% from the net interest income total of $7,519 for the fourth quarter of 1994. Comparing fourth quarter 1995 to fourth quarter 1994, total interest income rose $1,088 or 9.70% and interest expense increased $1,167 or 31.53% and reflects pricing pressures currently encountered in the market areas. The decline in the provision for loan losses of $310 or 52.90% from the fourth quarter of 1994 was due to more stable credit quality during 1995. The fourth quarter 1994 increase in the provision for loan losses was $276 or 89.03% from the level recorded in the third quarter of 1994. Management's decision to increase the fourth quarter 1994 provision was guided by an increase of $189 or 30.24% in consumer loan charge-offs late in 1994.

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

Net income decreased in the fourth quarter of 1995, compared to prior quarters in 1995, due to higher noninterest expenses, primarily related to Horizon's new data processing system. This investment in technology is expected to increase noninterest expenses in the near term, however, the expanded use of technology should increase efficiencies and customer service in the future. Net income decreased in the fourth quarter of 1994, compared to prior quarters in 1994, due to higher provisions for loan losses to cover unexpected charge-offs on consumer loans and securities losses. The securities losses were a result of the restructuring of the investment portfolio with a strategy designed to take advantage of the purchase of higher yielding investments.

BALANCE SHEET ANALYSIS

LOANS

At December 31, 1995, total loans approximated $426,402, an increase of $49,492 or 13.13% from the December 31, 1994 total of $376,910. This follows an increase of $27,720 or 7.94% from December 31, 1993 to 1994. Total loans comprise 69.36% of total assets on December 31, 1995, and 66.13% of total assets on December 31, 1994. During 1995, two subsidiary banks purchased four branches from a regional bank, the assets of which included a group of loans. These purchased loans totaled $17,396 and were comprised primarily of consumer loans.

Commercial loans comprised 30.67% of total loans at December 31, 1995, and have increased from the 26.58% reported at December 31, 1994. This growth is due to the financing of several regional grocery stores and motels in Horizon's market area, an officer call program, and generally positive economic conditions. Residential real estate loans at December 31, 1995, equaled 43.13% of total loans, down slightly from 48.27% at December 31, 1994. Residential real estate loans as a percentage of total loans have declined due to growth in commercial and consumer loans.

                AVERAGE LOANS/AVERAGE DEPOSITS

                1991                63.26%
                1992                67.94%
                1993                70.68%
                1994                75.82%
                1995                79.35%

Consumer loans totaled $114,298 at December 31, 1995 or 26.81% of total loans. This is an increase of $21,179 or 22.74% from the previous year-end total of $93,119. A primary reason for the increase was the purchase of branches mentioned earlier. Credit card loans, included in consumer loans, totaled $4,978 at December 31, 1995, an increase of $65 or 1.32% from $4,913 at December 31, 1994. This follows an increase of $1,786 or 57.01% in 1994. Growth in 1994 was attributable to development of the credit card department and issuance of a single credit card by all subsidiary banks. Horizon also engages in private label financing for retail merchants that totaled $5,835 at December 31, 1995. This is an increase of $1,566 or 36.68% from the December 31, 1994 total of $4,269.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

                                                        TABLE 7
                                                SUMMARY OF LOANS BY TYPE
                                    ------------------------------------------------
                                      1995      1994      1993      1992      1991
                                    ------------------------------------------------
Commercial                          $130,757  $100,169  $ 93,848  $ 89,500  $ 73,396
Real estate - construction             4,698     6,385     9,266     3,180     2,375
Real estate - mortgage               183,904   181,938   154,262   149,508   136,205
Consumer loans                       114,298    93,119    97,025    86,873    77,897
                                    ------------------------------------------------
                      Gross loans    433,657   381,611   354,401   329,061   289,873
Unearned income                       (7,255)   (4,701)   (5,211)   (6,391)   (4,788)
                                    ------------------------------------------------
                      Total loans    426,402   376,910   349,190   322,670   285,085
Allowance for loan losses             (6,522)   (6,328)   (5,651)   (4,675)   (3,523)
                                    ------------------------------------------------
                        Net loans   $419,880  $370,582  $343,539  $317,995  $281,562
                                    ================================================

During the normal course of business, Horizon's subsidiary banks offer certain financial products to their customers to aid them in meeting their requirements for liquidity and credit enhancement. These products are accounted for as contingent liabilities and, accordingly, they are not reflected in the loan balances until the commitment is funded. These commitments include letters of credit and lines of credit which are made under various conditions. See Note 13 of the Notes to Consolidated Financial Statements for additional information.

Horizon's loan portfolio is considered diversified within the market areas it serves. No particular group of loans currently exceed 10% of total loans.

Maturity ranges of loans are detailed in Table 8. The repayment amounts shown are reported in the maturity category based on contractual terms. Rollover of loan balances is not significant.

                                                     TABLE 8
                                             MATURITY RANGES OF LOANS
                                    -------------------------------------------
                                    YEAR OR    AFTER ONE   DUE AFTER
                                      LESS   THROUGH FIVE  FIVE YEARS    TOTAL
                                    -------------------------------------------
Commercial                          $ 91,530    $ 26,151    $13,076    $130,757
Real estate - construction             3,367       1,331         --       4,698
Real estate - mortgage               115,118      56,345     12,441     183,904
Consumer loans                        51,267      58,765      4,266     114,298
                                    -------------------------------------------
                      Gross loans   $261,282    $142,592    $29,783    $433,657
                                    ===========================================
Loans with a predetermined
 interest rate due after one year     68,950
Loans with a floating interest       103,425
 rate due after one year

INVESTMENT SECURITIES

Horizon's investment portfolio generally provides a source of liquidity along with opportunities to increase yields on earning assets and can also serve to manage Horizon's gap position in stated maturity intervals. At December 31, 1995, and 1994, the investment portfolio totaled $149,533 and $155,150, respectively. In each period, U.S. Treasury and Federal Agency securities represented a substantial portion of the portfolio total. At December 31, 1995,
U. S. Treasury and Federal Agency securities were $89,848 or 60.09% of the portfolio and at December 31, 1994 comprised $98,670 or 63.60% of total investment securities. During 1995, a portion of the maturing investment securities was used to help fund Horizon's 13.13% loan growth. Investment securities averaged $148,770, $159,942 and $173,993 for the years ending December 31, 1995, 1994, and 1993, respectively.

The investment portfolio decreased $15,209 or 8.93% from December 31, 1993 to December 31, 1994. This decrease occurred as Horizon's loans grew at a more rapid rate than deposits during 1994 and investment maturities were used to fund the 7.87% loan growth.

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

Horizon places importance on safety and liquidity in its investment portfolio. U.S. Treasury and federal agencies securities comprise 60.09% of the total investment portfolio. The U.S. Treasury and federal agencies securities are short-term and a portion of this portfolio is frequently used for pledging of public funds or securities sold under agreements to repurchase.

Securities of states and political subdivisions totaled $41,585 at December 31, 1995, and increased $836 or 2.05% from the previous year. This follows an increase of $501 or 1.24% from December 31, 1993 to December 31, 1994. Purchasing municipal securities was the result of tax planning for Horizon. The Company's investments in municipal securities are primarily limited to publicly issued securities of municipalities with a rating of A1 or better or to unrated general obligation securities of municipalities in the market area.

                                                                TABLE 9
                                                          SECURITIES PORTFOLIO
                                         ------------------------------------------------
                                           1995      1994      1993      1992      1991
                                         ------------------------------------------------
U.S. treasury and federal agencies-AFS   $ 88,848  $ 43,380  $     --  $     --  $     --
U.S. treasury and federal agencies-HTM      1,000    55,290   115,449   128,534   140,117
States and political subdivisions-AFS       8,172        --        --        --        --
States and political subdivisions-HTM      33,413    40,749    40,248    19,113    25,751
Other securities-AFS                        8,628     4,179        --        --        --
Other securities-HTM                           --     1,480     7,162     7,418     4,513
Mortgage-backed securities-AFS              9,472    10,010     7,500    11,883    14,557
Mortgage-backed securities-HTM                 --        62        --        --        --
                                         ------------------------------------------------
                            Total        $149,533  $155,150  $170,359  $166,948  $184,938
                                         ================================================

At December 31, 1995, other securities totaled $8,628 and have increased $2,970 or 52.47% from December 31, 1994. This increase was the result of Horizon placing a portion of maturing investments in government agencies into higher yielding debt and equity investments.

Horizon's mortgage backed securities are classified in the available-for-sale category. While rated as investment grade, they are, nevertheless, subjected to prepayment risk and market risk since the mortgages related to these securities can prepay anytime without penalties. This risk occurs when interest rates decline, causing the securities to lose value since the term and, therefore, the income stream of the securities have shortened due to prepayments. Mortgage-backed securities totaled $9,472 at December 31, 1995, a decrease of $600 or 5.96% from the December 31, 1994 total of $10,072. This decrease is a direct result of principal payments received during 1995. All mortgage-backed securities are currently rated as investment grade; however, changes in market rates could lead to a loss in market value despite the securities carrying a rating of investment grade. No purchases of mortgage-backed securities were executed in 1995. Horizon's portfolio contains no high-risk mortgage-backed securities such as interest-only or principal-only securities.

Other than investments in U.S. treasury and agency securities, no single investment comprises more than 10% of the portfolio. Horizon's investment portfolio contains no high risk securities or securities that could be expected to change in market value more than traditional debt securities.

Horizon adopted the provisions of Financial Accounting Standards Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of January 1, 1994. Under these rules, debt securities that Horizon has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that Horizon does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale (AFS) and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of shareholders' equity. Horizon holds no investments in the held-to-maturity category for which the unrealized loss is judged to be other than temporary.

In October 1995, the Financial Accounting Standards Board (FASB) approved a one-time "holiday" from FASB 115 restrictions over transfers of held-to-maturity securities. Companies

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

had a one time opportunity to restructure their portfolios. During the "holiday," Horizon transferred securities with amortized cost of $44,586 from the held-to-maturity category to the available-to-sale category. The unrealized gain on those securities was $275 (net of $183 in deferred income taxes), which is included in shareholders' equity.

At December 31, 1995, Horizon classified 23.01% of its securities as held-to-maturity and 76.99% classified as available-for-sale. The unrealized gain on available-for-sale securities, net of deferred taxes, totaled $1,184 at December 31, 1995. At December 31, 1994, the unrealized loss on available-for-sale securities totaled $1,297. This change, approximately $2,481, is primarliy due to changes in interest rates.

                                                                TABLE 10
                                                     MATURITY OF INVESTMENT SECURITIES
                           -----------------------------------------------------------------------------------------
                                                1-5               5-10            AFTER 10           TOTAL
                            1 YEAR    AVG.     YEARS    AVG.     YEARS    AVG.     YEARS    AVG.    CARRYING   AVG.
                            AMOUNT    YIELD    AMOUNT   YIELD    AMOUNT   YIELD    AMOUNT   YIELD    VALUE     YIELD
                           -----------------------------------------------------------------------------------------
U.S. treasury-AFS          $13,599    6.75%   $21,689   6.13%   $    --     --%   $    --     --%   $ 35,288   6.37%
U.S. treasury-HTM               --      --         --     --         --     --         --     --          --     --
Federal agencies-AFS         8,060    6.27     36,142   6.32      9,358   8.01         --     --      53,560   6.38
Federal agencies-HTM            --      --      1,000   6.01         --     --         --     --       1,000   6.01
States and political
  subdivisions-AFS              12    7.84        699   6.45      6,436   4.96      1,025   5.11       8,172   5.10
States and political
  subdivisions-HTM           1,005    6.10      3,946   5.71     23,267   4.84      5,195   5.22      33,413   5.05
Other securities-AFS         3,407    6.44      2,525   7.16      2,671   7.31         25   6.00       8,628   6.71
Other securities-HTM            --      --         --     --         --     --         --     --          --     --
Mortgage-backed
  securities-AFS                --      --        338   9.09        988   7.65      8,146   6.86       9,472   7.03
                           -----------------------------------------------------------------------------------------
         Total investment
           securities      $26,083    6.53%   $66,339   6.26%   $42,720   5.74%   $14,391   6.13%   $149,533   6.07%
                           =========================================================================================

OVERNIGHT INVESTMENTS

At December 31, 1995, federal funds sold totaled $2,400 which represented 0.39% of total assets, have declined $2,950 or 55.14% from the December 31, 1994 total of $5,350. Growth in the loan portfolio was partially funded through reductions in federal funds sold.

DEPOSITS

The Company offers a diverse range of products to its customers, including interest bearing and noninterest bearing demand accounts, savings accounts, and certificates of deposit. Horizon does not actively compete solely on the basis of market interest rates or use brokered funds.

Noninterest-bearing deposits totaled $74,558 at December 31, 1995, an increase of $3,777 or 5.34% from December 31, 1994. This follows an increase of $8,135 or 12.99% from December 31, 1993 to December 31, 1994. Part of the increase in noninterest-bearing deposits in 1995 is due to Horizon's acquisition of branches mentioned earlier and the remainder of 1995's increase along with 1994's increase is due to the willingness of the customers to conduct business with banks perceived as locally owned and community oriented.

At December 31, 1995, interest-bearing deposits totaled $439,917, an increase of $27,143 or 6.58% when compared to the December 31, 1994 total of $412,774. This compares to an increase of $3,005 or 0.73% for the year ended December 31, 1994. The primary reason for the 1995 increase is Horizon's acquisition of branches mentioned earlier. The subsidiary banks do not attempt to match regional competitors' interest rates; instead, rates are set subject to desired margins and projected budget goals. Interest-bearing transaction accounts, also known as NOW accounts, totaled $59,370 at December 31, 1995, an increase of $669 or 1.14% from the $58,701 at December 31, 1994. Money market deposit accounts and other savings accounts totaled

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

$134,990 at December 31, 1995, a decrease of $20,275 or 13.06% from the December 31, 1994, total of $155,265. The other major consumer category, time deposits of less than $100,000, totaled $201,027 at December 31, 1995, an increase of $37,708 or 23.09% from the December 31, 1994, total of $163,319, reflecting a continuing shift of deposits from savings deposits to time certificates.

Included in interest-bearing deposits are certificates of deposit in denominations of $100,000 or more which totaled $44,530 at December 31, 1995. This is an increase of $9,041 or 25.48% from the December 31, 1994 total of $35,489. Maturities of certificates of deposit of $100,000 or more are shown in Table 11. Part of the growth in large denomination certificates of deposit is attributed to the decline in money market deposits and savings accounts and reflects higher rates offered on the certificates of deposits during part of 1995. Large denomination certificates of deposit comprise 8.66% of total deposits at December 31, 1995, having increased from 7.34% at December 31, 1994. Established customers maintain most of the large certificates of deposit and are considered stable. It is not the policy of the subsidiary banks to actively bid for public funds or large denomination certificates of deposit.

                                                             TABLE 11
                                                   MATURITIES OF CERTIFICATES OF
                                                    DEPOSIT OF $100,000 OR MORE
                                            -------------------------------------------
                                                        AS OF DECEMBER 31
                                              1995    1994     1993     1992     1991
                                            -------------------------------------------
Three months or less                        $13,363  $11,727  $12,736  $24,387  $17,322
Over three months through six months         10,857    8,842    6,306    5,116    6,075
Over six months through twelve months        10,854    8,294    9,460    4,185    4,050
Over twelve months                            9,456    6,626    3,832      734    1,909
                                            -------------------------------------------
                            Total           $44,530  $35,489  $32,334  $34,422  $29,356
                                            ===========================================

BORROWED FUNDS

Borrowed funds are primarily for customer accomodation and are used to meet daily liquidity requirements. At December 31, 1995, short-term borrowings totaled $20,941 and were comprised of $16,941 in securities sold under agreements to repurchase, $3,000 in federal funds purchased, and $1,000 Federal Home Loan Bank borrowings. This compares to $16,797 in securities sold under agreements to repurchase at December 31, 1994, an increase in total short-term borrowings of $4,144 or 24.67%. The average daily balance of short-term borrowings in 1995 was $16,786 at a weighted average rate of 3.97%. In
1994, the average daily balance of short-term borrowings was $18,814. The maximum amount of short-term borrowings at any month end was $24,623 in 1995 and $24,146 in 1994.

Securities sold under agreements to repurchase are primarily for customer accommodation. Most of the customers who make these agreements have established accounts and other banking arrangements with Horizon. Balances in federal funds purchased vary from day to day and are used to meet daily liquidity requirements.

Refer to Note 8 of Notes to Consolidated Financial Statements for additional information on short-term borrowings.

SHAREHOLDERS' EQUITY

Shareholders' equity increased $7,525 or 11.84% to $71,107 at December 31, 1995, from $63,582 at December 31, 1994. The increase in total shareholders' equity was the result of retained earnings ($5,098) and the change in unrealized gain on available-for-sale securities, net of deferred income taxes ($2,481). The internal capital generation rate was 7.57% for the year ended December 31, 1995 and is illustrated in Table 13. This rate is a function of net income, less dividends, as a percentage of average shareholders' equity.

A frequent measure of capital adequacy is the primary capital ratio which increased from 12.13% at December 31, 1994 to 12.50% at December 31, 1995. Growth in primary capital can be

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

attributed to the retention of operating earnings after payment of dividends and the increase in the unrealized gain on available-for-sale securities.

Regulatory agencies have adopted guidelines relating to capital for bank holding companies. These guidelines require the maintenance of an amount of capital based upon risk-adjusted assets. Assets with potentially higher risk are required to have more capital than assets with lower risk. Additionally, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments and securities lending. It is anticipated that the regulatory agencies will begin considering interest rate risk in assessing capital adequacy in future reporting periods.

The regulatory capital standards classify capital into two tiers, referred to as Tier I and Tier II. Tier I capital consists of common shareholders' equity less intangibles and unrealized gain on available-for-sale securities (plus unrealized loss on available-for-sale securities). Tier II capital consists of Tier I capital plus the allowance for loan losses. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100% which are determined by the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The minimum standard for Tier I capital, Tier II capital, and leverage ratio is 4%, 8%, and 3%, respectively.

As shown in Table 12, Horizon's Tier I capital ratio was 17.96% at December 31, 1995 down slightly from 18.23% at December 31, 1994. The total risk-based capital or Tier II ratio was 19.21% at December 31, 1995 and compares to 19.48% at December 31, 1994. Horizon continues to be well above the minimum regulatory guidelines for risk-based capital and is illustrated in Table 12.

The regulatory agencies have also added a leverage calculation to the requirements. The leverage ratio compares Tier I capital to total assets. At December 31, 1995, and 1994, Horizon's leverage ratio was 11.31%, and 11.28% significantly above the 3% minimum regulatory requirement.

                                                                            TABLE 12
                                                                        CAPITAL ADEQUACY
                                                 ------------------------------------------------------------
                                                                          DECEMBER 31
                                                   1995         1994         1993         1992         1991
                                                 ------------------------------------------------------------
Primary capital:
  Total shareholders' equity                     $ 71,107     $ 63,582     $ 60,637     $ 56,647     $ 52,819
  Allowance for loan losses                         6,522        6,328        5,651        4,675        3,523
                                                 ------------------------------------------------------------
    Total primary capital                        $ 77,629     $ 69,910     $ 66,288     $ 61,322     $ 56,342
                                                 ============================================================
Ratio of primary capital to
 total assets and allowance for loan losses         12.50%       12.13%       11.81%       11.24%       10.94%

RISK-BASED CAPITAL
Tier I capital:
  Common shareholders' equity                    $ 71,107     $ 63,582     $ 60,637     $ 56,647     $ 52,819
  Intangible assets                                  (408)        (595)        (754)        (928)      (1,099)
  Unrealized (gain) loss on avaliable-for-sale
   securities                                      (1,184)       1,297
                                                 ------------------------------------------------------------
    Total Tier I capital                           69,515       64,284       59,883       55,719       51,720
Tier II capital:
  Allowable allowance for loan losses               4,837        4,408        3,999        3,531        3,056
                                                 ------------------------------------------------------------
    Total risk-based capital                     $ 74,352     $ 68,692     $ 63,882     $ 59,250     $ 54,776
                                                 ============================================================

Risk-weighted assets                             $386,973     $352,663     $319,895     $282,456     $244,445
Risk-based capital ratios:
  Tier I capital                                    17.96%       18.23%       18.72%       19.73%       21.16%
  Total capital                                     19.21%       19.48%       19.97%       20.98%       22.41%
  Leverage                                          11.31%       11.28%       10.78%       10.30%       10.11%

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

Table 13 illustrates the relationship between net income and capital generation. After adjusting for earnings retained, the rate of internal capital growth increased from 6.83% in 1994 to 7.57% in 1995.

                                                      TABLE 13
                                            INTERNAL CAPITAL GENERATION
                                   -------------------------------------------
                                    1995      1994      1993     1992    1991
                                   -------------------------------------------
Return on average equity           11.99%    11.29%    11.16%   11.21%   8.57%
                                   -------------------------------------------
Earnings retained                  63.16%    60.52%    60.81%   65.50%  56.39%
                                   -------------------------------------------
Internally generated capital        7.57%     6.83%     6.79%    7.34%   4.83%
                                   ===========================================

In 1995, dividends paid to shareholders totaled $1.05 per share. This is an increase of 8.25% from the $0.97 per share cash dividend paid to shareholders in 1994.

ASSET QUALITY

A review of asset quality is centered upon nonaccrual loans, loans past due ninety days and accruing interest, other real estate owned, and insubstance foreclosures. Table 14 presents data on these assets for the previous five years. Nonperforming assets, which totaled $6,034 at December 31, 1995, increased $422 or 7.52% from the December 31, 1994 total of $5,612. The ratio of nonperforming loans to total loans has increased slightly from 1.26% at December 31, 1994 to 1.30% at December 31, 1995 and is primarily due to an increase in loans ninety days past due and accruing interest. The ratio of nonperforming assets to total assets remained stable at 0.98% at December 31, 1995 and 1994. The allowance for loan losses to nonperforming loans decreased from 132.89% at December 31, 1994 to 117.92% at December 31, 1995.

The amount of loans contractually past due more than ninety days which continue to accrue interest, at December 31, 1995 totaled $3,167 an increase of $1,386 or 77.82% from the $1,781 at December 31, 1994. While the general level of loans past due more than ninety days has increased consistent with national consumer debt past due trends, a major portion of Horizon's increase reflects past due loans of three commercial customers. These commercial credit relationships are continually monitored by management through the loan review department and management believes that no significant exposure exists in these credits. At December 31, 1995, loans past due ninety days or more and accruing interest comprise 0.74% of total loans and compare to 0.47% at December 31, 1994.

Nonaccrual loans are noninterest earning assets reported in accordance with regulatory or generally accepted accounting standards. They are loans which, in the opinion of management, the full collection of principal and interest is unlikely. Generally, loans, including those in the consumer category, are placed on nonaccural status when repossession, foreclosure or bankruptcy proceedings are initiated, financial distress on the part of the borrower becomes known, or when payments are delinquent for 90 to 120 days. If collateral appears sufficient to prevent loss and insure full collection, an exception to the policy may be made. Loans may be placed on nonaccrual status prior to becoming ninety days past due if it is anticipated that interest or any part of principal may not be collected.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

                           ALLOWANCE FOR LOAN LOSSES/
                               NONPERFOMING LOANS

                              ALLOWANCE FOR        NONPERFORMING
                               LOAN LOSSES             LOANS
                1991                $3.5                $5.6
                1992                $4.7                $5.6
                1993                $5.7                $8.7
                1994                $6.3                $4.8
                1995                $6.5                $5.5


Nonaccruing loans have declined $617 or 20.70% from $2,981 at December 31, 1994 to $2,364 at December 31, 1995. This decrease was caused by lower nonaccruals in the commercial loan ($55 decrease) and commercial real estate loan ($546 decrease) categories. These decreases were not caused by any one significant lending relationship. During 1994, the level of total nonaccrual loans declined $4,652 or 60.95% and was related to the workout of a credit relationship which totaled approximately $4.6 million.

Other real estate represents properties acquired in connection with collection efforts made on loans. Other real estate totaled $503 at December 31, 1995 and decreased $259 or 33.99% from $762 at December 31, 1994. This follows a decline of $255 or 25.07% during 1994. Management anticipates no significant difficulty in disposing of other real estate and believes that no significant losses are inherent in this nonearning asset category. If a material decline is noted in the value of tracts of other real estate, write-downs will occur upon receipt of appraisals or other information which includes a deterioration in the fair value.

                                                                         TABLE 14
                                                                 ANALYSIS OF ASSET QUALITY
                                                         --------------------------------------------
                                                         1995     1994     1993       1992      1991
                                                         ---------------------------------------------
Nonaccruing loans                                        $2,364   $2,981    $7,633    $1,986    $3,096
Loans ninety days past due and accruing interest          3,167    1,781     1,113     1,983     2,522
Restructured loans                                           --       --        --     1,609        --
                                                         ---------------------------------------------
                           Total nonperforming loans      5,531    4,762     8,746     5,578     5,618
Other real estate owned                                     503      762     1,017     1,563     1,984
In-substance foreclosures                                    --       88        --       483       775
                                                         ---------------------------------------------
                           Total nonperforming assets    $6,034   $5,612    $9,763    $7,624    $8,377
                                                         =============================================
Nonperforming loans to total loans                         1.30%    1.26%     2.50%     1.73%     1.97%
Nonperforming assets to total assets                       0.98%    0.98%     1.76%     1.41%     1.64%
Allowance for loan losses to nonperforming loans         117.92%  132.89%    64.61%    83.81%    62.71%

ALLOWANCE FOR LOAN LOSSES

Effective January 1, 1995, Horizon adopted Financial Accounting Standards Board
(FASB) Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118. The Statement requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. In determining whether a loan is impaired, management considers such factors as past payment history, recent economic events, current and projected financial condition of the borrower, and other relevant information. Impairment is determined on a loan-by-loan basis and generally consists of significant commercial

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

loans. A loan is categorized and reported as impaired when it is probable that the creditor will be unable to repay all of the principal and interest according to contractual terms of the loan agreement. Because Horizon is a retail community banking organization with few large commercial loans, the adoption of FASB Statement No. 114 did not materially affect its financial statements, determination of the adequacy of the allowance for loan losses, reporting of nonperforming assets, revenue recognition, and comparability of financial information with that of prior years. Additional information on impaired loans is contained in Note 6 to the consolidated financial statements.

The allowance for loan losses is maintained by management at a level believed adequate to absorb losses in the loan portfolio. Management reviews the adequacy of the allowance in a systematic manner on a periodic basis. Factors used when determining the adequacy of the allowance for loan losses include the trend in loan growth, general economic conditions, previous loan loss experience, and the collectibility of higher risk loans. The allowance is an estimate and requires management to make estimates and assumptions that affect the determination of the allowance. Actual results could differ from those estimates.

Horizon maintains an internal watch list which is evaluated regularly to estimate potential losses. In addition, credits of a specified amount or which are classified as higher risk are reviewed on a periodic basis to help determine and minimize loss exposure. Reserves resulting from this analysis, supplemented by historical charge-off analysis for loans not specifically evaluated, are considered allocated reserves and are supplemented by an unallocated amount for loan losses. This unallocated amount is determined by analyzing potential exposure in the loan portfolio and other trends and factors.

The allocation in Table 15 is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

                                                                       TABLE 15
                                                           ALLOCATION OF THE ALLOWANCE FOR
                                                              LOAN LOSSES BY LOAN TYPE
                             -----------------------------------------------------------------------------------------
                                                                     DECEMBER 31
                             -----------------------------------------------------------------------------------------
                                  1995               1994               1993               1992               1991
                             -----------------------------------------------------------------------------------------
                                     PERCENT            PERCENT            PERCENT            PERCENT            PERCENT
                                        OF                 OF                 OF                 OF                 OF
                                      TOTAL              TOTAL              TOTAL              TOTAL              TOTAL
                             AMOUNT   LOAN      AMOUNT   LOAN      AMOUNT   LOAN      AMOUNT   LOAN      AMOUNT   LOAN
                             -----------------------------------------------------------------------------------------
Commercial                   $2,320    30%      $2,213    26%      $2,677    26%      $2,212    27%      $1,656    25%
Real estate - construction      328     1          507     2          498     2           --     1           --     1
Real estate - residential     1,350    43        1,337    48        1,140    44        1,198    46          881    47
Consumer loans                1,919    26        1,573    24          966    28        1,191    26          879    27
Unallocated                     605    --          698    --          370    --           74    --          107    --
                             -----------------------------------------------------------------------------------------
  Total                      $6,522   100%      $6,328   100%      $5,651   100%      $4,675   100%      $3,523   100%
                             =========================================================================================

At December 31, 1995, the allowance for loan losses as a percentage of total loans was 1.53% and compares to 1.68% at December 31, 1994. During 1995, the allowance remained stable through a provision for loan losses of $1,061 that exceeded net charge-offs by $194. For the year ended December 31, 1994, the provision for loan losses exceeded net charge-offs by $677. Net charge-offs in 1995 increased $19 or 2.24% from the level in 1994 . The stable trend in net charge-offs over the past four years and similar net charge-offs expected in the future lead management to reduce the provision for loan losses in 1995 to $1,061 from the $1,525 provided in 1994. This reduced provision for loan losses coupled with the increase in loans mentioned previously caused the percentage of the allowance for loan losses to total loans to decrease by 15 basis points. Management considers the current level of the allowance for loan losses adequate to absorb possible losses from loans.

The provision for loan losses of $1,061 in 1995 declined $464 or 30.43% from the 1994 total of $1,525. This follows a decline of $430 or 21.99% from 1993 to 1994. During 1995, net charge-offs to average total loans was 0.22%, a slight decrease from the 0.23% for 1994. The

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

decreased provision for loan losses during the period from 1991 through 1995 is the result of generally improving asset quality and stable net charge-offs during this period of time.

Net loan charge-offs in 1995 increased $19 or 2.24% from the amount experienced in 1994. This compares to a decrease in net charge-offs of $131 or 13.38% during 1994. Earnings coverage of net charge-offs was 9.31 times in 1995, 8.23 times in 1994, and 6.66 times in 1993.

             PROVISION FOR LOAN LOSSES/
                  NET CHARGE-OFFS

                   PROVISIONS FOR                NET
                     LOAN LOSSES             CHARGE-OFFS
1991                     $2.8                    $2.2
1992                     $2.1                    $0.9
1993                     $2.0                    $1.0
1994                     $1.5                    $0.8
1995                     $1.0                    $0.9

Net charge-offs of commercial loans were $126 or 14.53% of total net charge-offs in 1995. This is a decrease from 17.57% of total net charge-offs in 1994 and 26.66% of total net charge-offs in 1993. The decrease in commercial net charge-offs is primarily the result of Horizon's improved loan review program which is designed to minimize charge-offs on commercial credits. Real estate loans represented $67 or 7.73% of total net charge-offs in 1995 having decreased from 18.04% in 1994 and 32.18% in 1993. The primary reason for this decrease is an improvement of collateral values. Revolving credit net charge-offs were $172 or 19.84% of total net charge-offs in 1995 and compares to 19.46% in 1994 and 3.37% in 1993. Continuing charge-offs in this category are a result of growth in this section of the loan portfolio during the last four years. Other consumer loan net charge-offs were $503 or 57.90% of total net charge-offs in 1995 and compare to 44.93% in 1994 and 37.79% in 1993. The increase in consumer net charge-offs in 1995 is consistent with the national trend in consumer net charge-offs. Consumer delinquencies and charge-offs will be an area Horizon will focus on in 1996 in an effort to minimize losses.

At December 31, 1995, Horizon has an allowance for loan losses sufficient to absorb over 7.5 times the amount of net charge-offs experienced in 1995. This ratio compares favorably to Horizon's peer institutions.

Management is not aware of any loans in which possible credit problems of the borrowers causes doubt as to repayment ability or compliance with present loan terms that have not been considered in the determination of the adequacy of the allowance for loan losses.

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

                                                                               TABLE 16
                                                                       ALLOWANCE FOR LOAN LOSSES
                                                             -------------------------------------------
                                                              1995     1994     1993     1992     1991
                                                             -------------------------------------------
Balance at beginning of year                                 $6,328   $5,651   $4,675   $3,523   $2,948
Provision for loan losses                                     1,061    1,525    1,955    2,069    2,754
Loans charged-off:
  Commercial                                                    204      313      708      571      653
  Real estate                                                    89      191      401      315    1,051
  Revolving credit                                              214      188       41       22       33
  Other consumer                                                764      626      584      560      827
                                                             -------------------------------------------
                                                       Total  1,271    1,318    1,734    1,468    2,564

Recoveries:
  Commercial                                                     78      164      447      186      139
  Real estate                                                    22       38       86      115       42
  Revolving credit                                               42       23        8       10       11
  Other consumer                                                262      245      214      240      193
                                                             -------------------------------------------
                                                       Total    404      470      755      551      385
                                                             -------------------------------------------
Net charge-offs                                                 867      848      979      917    2,179
                                                             -------------------------------------------
                                       Balance at year end   $6,522   $6,328   $5,651   $4,675   $3,523
                                                             ===========================================
Percentage of net charge-offs to average loans                 0.22%    0.23%    0.29%    0.30%    0.80%
Percentage of allowance for loan losses to total loans         1.53%    1.68%    1.62%    1.45%    1.24%
Earnings coverage of net charge-offs                           9.31X    8.23X    6.66X    6.72X    2.04X

LIQUIDITY AND INTEREST RATE SENSITIVITY

The primary objective of asset/liability management is to maintain sufficient liquidity to meet funding requirements of customers and achieve stability in net interest income through various market rate and economic cycles. A major contributor to accomplishing this goal is maintaining a stable base of core deposits and other interest-bearing funds. Other factors which help to achieve liquidity include having an adequate amount of readily marketable assets and a diversified customer base in the market area. Adequate earnings and capital also enhance liquidity.

Rate sensitive assets and liabilities are those which can be repriced to prevailing market rates within a short time, generally one year. Management places emphasis upon monitoring the rate sensitivity of earning assets and interest-bearing liabilities within the one-year time period. Table 17 illustrates the rate sensitivity position of Horizon within the one year time period at December 31, 1995. Readers are reminded that this is a static analysis of the position at a particular point in time. Actual results may vary from the position detailed in Table 17

To meet customer requirements for funding needs, a primary source has historically been readily marketable and maturing securities. At December 31, 1995, approximately 17.44% of the securities portfolio matures or reprices within one year. At December 31, 1995, all of the securities held were rated as investment quality and 76.99% of the portfolio was classified as available-for-sale and could be sold to satisfy liquidity requirements, if needed. Subsidiary banks also invest excess funds into overnight instruments known as federal funds sold with correspondent banks and these averaged $10,570 during 1995.

Horizon subsidiary banks also have in place certain lines of credit with correspondent banks that total approximately $9,000 to fund any unusual cash needs. Two subsidiary banks of Horizon are members of the Federal
Home Loan Bank of Pittsburgh and formal lines of credit have been established for borrowing up to $142,900, if the need arises. Refer to Note 8 of the consolidated financial statements for additional information on the relationship with the Federal Home Loan Bank of Pittsburgh.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

Table 17 shows that Horizon has a large amount of interest-bearing deposits that reprice within one year primarily savings deposits, money market deposits, and interest-bearing demand deposits. Many of these deposit accounts are considered stable and have traditionally not been subject to fluctuations in market rates offered.

Another area of consideration in the rate sensitivity area is the fact that at December 31, 1995, $9,472 in mortgage-backed securities were held in the portfolio. Mortgage-backed securities have maturity and cash flow tendencies that vary with the level of market interest rates. Earning assets of this nature show amounts in time categories greater than one year; however, part of these balances may be subject to repricing within one year because refinancing activity may impact the actual cash flows from these instruments.

Horizon's cash and cash equivalents, defined as cash and due from banks and federal funds sold, is a product of its operating, investing, and financing activities. Cash provided by operating activities increased by 14.64% in 1995 after decreasing by 2.40% in 1994. These increases and decreases are due primarily to changes in other assets and liabilities. Net cash has been generated by financing activities for the past three years, primarily through increases in deposits and short-term borrowings. The net cash generated has been used in Horizon's investing activities, primarily in funding loan growth. In 1995, $4,285 was used to purchase premises and equipment, primarily the construction of a new bank facility and purchase of computer hardware and software to provide centralized processing and check imaging. Also, during 1995, Horizon acquired four branches of a regional bank holding company and received cash, net of cash paid, of approximately $3,456 in addition to acquiring various loans and deposits.

The major objectives of asset/liability management include achieving adequate liquidity and maintaining an appropriate level of interest rate risk. Management of liquidity involves meeting the potential funding needs of loan and deposit customers and any unexpected cash requirements. Interest rate sensitivity management seeks to maintain or increase net interest income while reducing exposure to movements in interest rates. Horizon's Asset/Liability Committee formulates liquidity strategies and seeks to maintain a proper mix of interest sensitive assets and liabilities while achieving an interest margin which is consistent with the risk involved.

Horizon's goal is to minimize volatility in net interest income. As detailed in Table 17, the one-year cumulative interest sensitivity gap is (25.59%) at December 31, 1995 and compares to (28.98%) at December 31, 1994. The liability sensitive gap is a result of assuming that interest-bearing demand deposits, money market deposits, and savings deposits will reprice in the one-to-three month sensitivity time frame. These deposits total $194,360, however, a majority are considered stable and not subject to movement due to rate fluctuations.

Monthly reports are prepared for the net interest margin, maturities of assets and liabilities, and projected earnings. A primary function of the Asset/Liability Committee is to review the various reports and to coordinate interest rates and asset/liability maturities at the subsidiary banks. Horizon also uses computer simulation to analyze liquidity and interest rate sensitivity. Hedging is not used; interest rates are set at terms to impact favorably the income projection and may not necessarily correspond to prevailing market rates.

Currently, $131,036 or 71.25% of the residential real estate loan portfolio is comprised of adjustable rate mortgages an increase of $12,414 or 10.47% from the balance of $118,622 at December 31, 1994. Approximately $59,384 of the loans in the commercial loan portfolio have floating rates or maturities of one year or less. Loans in the installment loan category are of a longer term fixed-rate nature, however, liquidity is provided by scheduled monthly repayments which can be reinvested at current market rates. Because rollovers are not material, the repayments of loans do not differ significantly from contract terms as a result.

Large denomination certificates of deposit totaled $44,530 at December 31, 1995, and have increased $9,041 or 25.48% from $35,489 at December 31, 1994. This increase reflects movement from other short-term deposit accounts. Short-term borrowings are also used for liquidity purposes and their cost will vary with fluctuating interest rates.

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

Management is not aware of any trends, events, or uncertainties, either favorable or unfavorable, that are likely to affect Horizon's liquidity. Currently, there are no recommendations from regulators concerning liquidity or rate sensitivity that, if implemented, would have a material effect on Horizon.

                                                                                               TABLE 17
                                                                                     INTEREST SENSITIVITY ANALYSIS
                                                                        -------------------------------------------------------
                                                                                            DECEMBER 31, 1995
                                                                           1-3        3-6        OVER 6      TOTAL       OVER
                                                                          MONTHS     MONTHS      MONTHS     ONE YEAR   ONE YEAR
                                                                        -------------------------------------------------------
Earning assets:
 Interest-bearing deposits with other banks                             $      --   $     --   $      --   $      --   $     --
 Investment securities                                                      7,292      5,552      13,239      26,083    123,450
 Gross loans                                                              161,619     60,617      39,046     261,282    172,375
 Federal funds sold                                                         2,400         --          --       2,400         --
                                                                        -------------------------------------------------------
                                             Total earning assets         171,311     66,169      52,285     289,765    295,825

Noninterest-bearing demand deposits                                            --         --          --          --     74,558(1)

Interest-bearing liabilities:
 Demand deposits                                                           59,370         --          --      59,370         --
 Money market deposits                                                     22,965         --          --      22,965         --
 Savings deposits                                                         112,025         --          --     112,025         --
 Time deposits                                                             58,087     37,062      80,841     175,990     69,567
 Short-term borrowings                                                     20,941         --          --      20,941         --
                                                                        -------------------------------------------------------
                               Total interest-bearing liabilities         273,388     37,062      80,841     391,291     69,567
                                                                        -------------------------------------------------------
                                         Interest-sensitivity gap       $(102,077)  $ 29,107   $ (28,556)  $(101,526)
                                                                        =======================================================

Cumulative gap                                                          $(102,077)  $(72,970)  $(101,526)  $(101,526)
                                                                        =======================================================
Ratio of interest-sensitive assets to interest-
 sensitive liabilities                                                      62.66%    178.54%      64.68%      74.05%
Ratio of one year cumulative gap to total assets
 on December 31, 1995                                                      (16.52)%

(1) Demand deposits do not bear interest.

EFFECTS OF INFLATION

Because Horizon's assets are, for the most part, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects operating expenses, such as employee salaries and benefits, occupancy and equipment charges, and other overhead expenses. Horizon attempts to adjust its charges for services to compensate for increasing costs. As a result, interest rates have a more significant impact on the Company's performance than the effect of inflation.

MARKET AND DIVIDEND INFORMATION

Table 18 summarizes the range of prices of common stock and dividends declared for each quarter of 1995 and 1994. During 1993, Horizon's stock became listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) System under the symbol HZWV. Prior to 1993, there was no established market for Horizon's stock. Price ranges are compiled from quotations furnished by broker sources based on actual trades that occurred during the periods. These ranges may not represent actual transactions as trades may have taken place at higher or lower prices of which company personnel are not aware.

- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS
- -------------------------------------------------------------------------------

                                    TABLE 18
       ------------------------------------------------------------------------
           QUARTER             STOCK PRICE RANGE    DIVIDEND DECLARED PER SHARE
       ------------------------------------------------------------------------
       4th Quarter 1995           $34.50-42.00                   $0.30
       3rd Quarter 1995           $29.50-36.00                   $0.25
       2nd Quarter 1995           $28.00-31.00                   $0.25
       1st Quarter 1995           $28.00-31.00                   $0.25

       4th Quarter 1994           $28.00-31.00                   $0.25
       3rd Quarter 1994           $28.00-30.00                   $0.24
       2nd Quarter 1994           $28.00-30.00                   $0.24
       1st Quarter 1994           $28.00-31.00                   $0.24

Owners of Horizon common stock receive dividends from legally available funds when declared by the Board of Directors of Horizon. The Board of Directors intends to continue the policy of paying quarterly cash dividends. Future dividends will depend upon earnings of Horizon and its subsidiaries, their financial condition, and other factors which include government regulation and policies. Refer to Note 12 in the consolidated financial statements for restrictions on subsidiary dividends, the primary source of funds for dividends paid by Horizon to its shareholders.

During 1995, Horizon instituted a dividend reinvestment plan for its shareholders. Existing shareholders may elect to have all or a portion of their quarterly dividends reinvested in Horizon stock at the current market price. Costs of the dividend reinvestment plan is borne by Horizon.

At March 15, 1996, there were 2,127 holders of record of Horizon common stock.

- -------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
- -------------------------------------------------------------------------------

To the Shareholders and Board of Directors
Horizon Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Horizon Bancorp, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Horizon Bancorp, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                            /s/ ERNST & YOUNG LLP

Charleston, West Virginia
February 9, 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------


                                   FINANCIAL

                                   STATEMENTS

                                       &

                                     NOTES


                             HORIZON BANCORP, INC.

- -------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
- -------------------------------------------------------------------------------

HORIZON BANCORP, INC.
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                    DECEMBER 31
                                                                                                 1995          1994
                                                                                             -----------------------
ASSETS
Cash and due from banks--Note 3                                                               $ 19,680       $19,082
Federal funds sold                                                                               2,400         5,350
                                                                                              ----------------------
                                                                   Cash and cash equivalents    22,080        24,432
Investment securities--Note 4:
  Available-for-sale at fair value                                                             115,120        57,569
  Held-to-maturity (approximate fair value of $34,745 and
    $93,445 at December 31, 1995 and 1994)                                                      34,413        97,581
Loans, net--Notes 5 and 6                                                                      419,880       370,582
Premises and equipment, net--Note 7                                                             10,209         7,097
Accrued interest receivable and other assets--Note 9                                            13,043        12,674
                                                                                              ----------------------
                                                                                Total assets  $614,745      $569,935
                                                                                              ======================
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest bearing                                                                        $ 74,558      $ 70,781
  Interest bearing                                                                             439,917       412,774
                                                                                              ----------------------
                                                                              Total deposits   514,475       483,555
Short-term borrowings--Note 8                                                                   20,941        16,797
Accrued interest payable and other liabilities--Note 10                                          8,222         6,001
                                                                                              ----------------------
                                                                           Total liabilities   543,638       506,353
Shareholders' equity--Notes 10 and 12:
  Common stock, $1 par value; 5,000,000 shares authorized;
    2,835,670 shares outstanding at December 31, 1995 and 1994,
       including 5,540 shares in treasury at December 31, 1995                                   2,835         2,835
  Capital surplus                                                                               12,262        12,262
  Retained earnings                                                                             55,001        49,903
  Treasury stock                                                                                  (175)           --
  Unrealized gain (loss) on available-for-sale securities                                        1,184        (1,297)
  Deferred ESOP benefit                                                                             --          (121)
                                                                                              ----------------------
                                                                  Total shareholders' equity    71,107        63,582
                                                                                              ----------------------
                                                  Total liabilities and shareholders' equity  $614,745      $569,935
                                                                                              ======================

See notes to consolidated financial statements.

- -------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
- -------------------------------------------------------------------------------

HORIZON BANCORP, INC.
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                      YEAR ENDED DECEMBER 31
                                                      1995     1994     1993
                                                    -------------------------
     Interest income:
      Interest and fees on loans                    $36,866  $31,132  $28,546
      Interest and dividends on investment
       securities:
       Taxable                                        6,949    7,405    9,635
       Tax-exempt                                     2,072    2,072    1,723
      Federal funds sold and other                      587      608      743
                                                    -------------------------
                     Total interest income           46,474   41,217   40,647

     Interest expense:
      Deposits                                       17,524   14,024   14,742
      Short-term borrowings--Note 8                     527      549      524
                                                    -------------------------
                    Total interest expense           18,051   14,573   15,266
                                                    -------------------------
                       Net interest income           28,423   26,644   25,381
     Provision for loan losses--Note 6                1,061    1,525    1,955
                                                    -------------------------
             Net interest income after provision
              for loan losses                        27,362   25,119   23,426

     Other income:
      Service charges and fees                        2,002    1,782    1,610
      Investment securities (losses) gains             (131)    (187)      77
      Other                                           1,151      852      819
                                                    -------------------------
                              Total other income      3,022    2,447    2,506

     Other expenses:
      Salaries and employee benefits--Note 10         8,489    8,081    7,947
      Net occupancy and equipment expense--Note 7     2,683    2,066    1,830
      Outside data processing                         1,147    1,043      851
      Federal deposit insurance                         544    1,059    1,042
      Advertising                                       510      501      488
      Other                                           4,951    4,644    4,195
                                                    -------------------------
                            Total other expenses     18,324   17,394   16,353
                                                    -------------------------
                      Income before income taxes     12,060   10,172    9,579
     Applicable income taxes--Note 9                  3,989    3,201    3,060
                                                    -------------------------
                                      Net income    $ 8,071  $ 6,971  $ 6,519
                                                    =========================

     Net income per common share                      $2.85    $2.46    $2.30
                                                    =========================

     Average common shares outstanding                2,833    2,835    2,835
                                                    =========================

See notes to consolidated financial statements.

- -------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------

HORIZON BANCORP, INC.
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    UNREALIZED
                                                                                    GAIN (LOSS)
                                                                                        ON
                                                                                     AVAILABLE  DEFERRED
                                              COMMON   CAPITAL   RETAINED  TREASURY   FOR SALE    ESOP
                                               STOCK   SURPLUS   EARNINGS    STOCK   SECURITIES  BENEFITS   TOTAL
                                              -------------------------------------------------------------------
       Balances at January 1, 1993            $2,877   $12,894    $41,720    $(664)   $    --    $(180)   $56,647
        Net income - 1993                         --        --      6,519       --         --       --      6,519
        Cash dividends declared by
         pooled companies:
          Horizon ($.93 per share)                --        --     (2,419)      --         --       --     (2,419)
          Allegheny                               --        --       (136)      --         --       --       (136)
        Reduction in ESOP indeptedness            --        --         --       --         --       36         36
        Redemption of fractional shares in
         pooling                                  --       (10)        --       --         --       --        (10)
        Retirement of treasury shares            (42)     (622)        --      664         --       --         --
                                              -------------------------------------------------------------------
       Balances at December 31, 1993           2,835    12,262     45,684       --         --     (144)    60,637
        Adjustment to beginning balance for
         change in accounting method, net of
         deferred income taxes                    --       --          --       --        145       --        145
        Net income - 1994                         --       --       6,971       --         --       --      6,971
        Cash dividends ($.97 per share)           --       --      (2,752)      --         --       --     (2,752)
        Reduction in ESOP indebtedness            --       --          --       --         --       23         23
        Change in unrealized loss on
         available-for-sale securities,
         net of deferred income taxes             --       --          --       --     (1,442)      --     (1,442)
                                              -------------------------------------------------------------------
       Balances at December 31, 1994           2,835   12,262      49,903       --     (1,297)    (121)    63,582
        Net income - 1995                         --       --       8,071       --         --       --      8,071
        Cash dividends ($1.05 per share)          --       --      (2,973)      --         --       --     (2,973)
        Purchase of treasury shares               --       --          --     (175)        --       --       (175)
        Reduction in ESOP indebtedness            --       --          --       --         --      121        121
        Change in unrealized gain
         (loss) on available-for-
         sale securities, net of
         deferred income taxes                    --       --          --       --      2,481       --      2,481
                                              -------------------------------------------------------------------
       Balances at December 31, 1995          $2,835  $12,262     $55,001    $(175)    $1,184    $  --    $71,107
                                              ===================================================================

See notes to consolidated financial statements.

- -------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------------------------------------------------

HORIZON BANCORP, INC.
(DOLLARS IN THOUSANDS)

                                                                                             YEAR ENDED DECEMBER 31
                                                                                           1995        1994        1993
                                                                                         --------------------------------
OPERATING ACTIVITIES
Net income                                                                                 $ 8,071     $ 6,971    $ 6,519
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation                                                                             1,165         759        666
    Provision for loan losses                                                                1,061       1,525      1,955
    Deferred income tax benefit                                                               (723)       (710)      (701)
    Amortization                                                                               194         179        222
    Loss (gain) on sale of investment securities                                               131         187        (77)
    Change in accrued interest receivable and other assets                                  (1,379)       (267)     1,292
    Change in accrued interest payable and other liabilities                                 2,348         836       (163)
                                                                                          --------------------------------
                                              Net cash provided by operating activities     10,868       9,480      9,713

INVESTING ACTIVITIES
Proceeds from sales of available-for-sale securities                                         4,818       8,292         --
Proceeds from maturities of available-for-sale securities                                   10,463      10,464         --
Purchases of available-for-sale securities                                                 (24,206)    (30,864)        --
Proceeds from maturities of held-to-maturity securities                                     22,067      41,215         --
Purchases of held-to-maturity securities                                                    (3,501)    (14,269)        --
Proceeds from sales and maturities of investment securities                                     --          --     74,130
Purchases of investment securities                                                              --          --    (77,055)
Net increase in loans                                                                      (32,961)    (28,563)   (27,476)
Purchases of premises and equipment                                                         (4,285)       (749)    (1,042)
Cash received in purchase of branches, net of cash paid                                      3,456          --         --
                                                                                          --------------------------------
                                                  Net cash used in investing activities    (24,149)    (14,474)    (31,443)

FINANCING ACTIVITIES
Net increase in deposits                                                                     9,933      11,140       9,059
Payments on long-term borrowing                                                                 --        (800)       (600)
Increase in short-term borrowings                                                            4,144         166       2,291
Cash dividends paid                                                                         (2,973)     (2,752)     (2,555)
Acquisition of treasury shares                                                                (175)         --          --
Other                                                                                           --          --         (10)
                                                                                          --------------------------------
                                              Net cash provided by financing activities     10,929       7,754       8,185
                                                                                          --------------------------------
                                   Net (decrease) increase in cash and cash equivalents     (2,352)      2,760     (13,545)
Cash and cash equivalents at beginning of year                                              24,432      21,672      35,217
                                                                                          --------------------------------
                                               Cash and cash equivalents at end of year    $22,080     $24,432     $21,672
                                                                                          ================================

See notes to consolidated financial statements.

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

HORIZON BANCORP, INC.
DECEMBER 31, 1995
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

- -------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- -------------------------------------------------------------------------------

ORGANIZATION

Horizon Bancorp, Inc. (Horizon) is a bank holding company with four banking subsidiaries engaged in community banking activities and providing financial services to individuals and businesses throughout southeastern West Virginia. Horizon considers all of its principal business activities to be bank related.

BASIS OF ACCOUNTING

The accounting and reporting policies of Horizon conform to generally accepted accounting principles and to general practices within the banking industry. The accompanying consolidated financial statements include the accounts of Horizon and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The following is a summary of the more significant policies.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Horizon considers cash and due from banks and federal funds sold as cash and cash equivalents.

INVESTMENT SECURITIES

Management determines the appropriate classification of securities at the time of purchase. Debt securities are classified as held-to-maturity when Horizon has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred income taxes, reported in a separate component of shareholders' equity. Horizon does not hold investment securities for trading purposes.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

On January 1, 1995, Horizon adopted Financial Accounting Standards Board Statement (FASB) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FASB Statement No. 118. The 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with Statement 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. The adoption of this

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

pronouncement did not materially impact Horizon's financial statements, accounting policies, non-performing loans, or determination of the adequacy of the allowance for loan losses.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Management's periodic evaluation of the adequacy of the allowance is based on Horizon's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets.

OTHER REAL ESTATE (ORE)

Real estate acquired in satisfaction of a loan is reported in other assets. Properties acquired by foreclosure or deed in lieu of foreclosure are transferred to ORE and recorded at the lower of cost or fair value, minus estimated costs to sell, based on appraised value at the date actually or constructively received with the corresponding charge, if necessary, to the allowance for loan losses. Subsequent writedowns, if necessary, are charged directly to expense.

INCOME TAXES

Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate. Horizon and its subsidiaries file consolidated federal and state income tax returns. Each subsidiary provides for income taxes on a separate return basis, and remits amounts to be currently payable to the parent company.

REVENUE RECOGNITION

Interest on loans and amortization of unearned income are computed by methods which generally result in level rates of return on principal amounts outstanding. Loan origination and commitment fees and direct loan origination costs are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.

The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation becomes current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

EMPLOYEE BENEFIT PLAN

Horizon has a defined benefit pension plan covering substantially all its employees (see Note 10). Pension costs are actuarially determined and charged to expense. Horizon provides no postretirement benefits other than pension benefits or postemployment benefits.

STOCK-BASED COMPENSATION

The FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which is applicable to Horizon in 1996. This Statement provides

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

companies with the option of accounting for stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," or applying the provisions of Statement 123. Horizon has decided to continue to apply the provisions of APB 25 to account for stock-based compensation.

NET INCOME PER COMMON SHARE

Net income per common share is computed based on the weighted average number of common shares outstanding during the applicable period.

- -------------------------------------------------------------------------------
2. MERGER AND ACQUISITIONS
- -------------------------------------------------------------------------------

In February 1996, Horizon entered into a definitive agreement to acquire all of the outstanding common stock of Twentieth Bancorp, Inc. (Twentieth), headquartered in Huntington, West Virginia. Horizon will exchange 1.01 shares of its common stock for each share of Twentieth's common stock outstanding (approximately 1,818,000 shares of Horizon common stock to be issued). This business combination is expected to be accounted for as a pooling of interests. The pooling of interests method requires the combining of the financial information of the merging companies as though they had always been combined. At December 31, 1995, Twentieth had total assets and deposits of approximately $317,800 and $280,250. Following is an analysis presenting the condensed results of operations of Horizon and Twentieth as though the combination had been consummated at December 31, 1995.

                                            1995      1994     1993
                                          --------------------------
   Net interest income:
    Horizon                               $28,423   $26,644  $25,381
    Twentieth                              14,595    13,898   12,459
                                          --------------------------
                            Proforma      $43,018   $40,542  $37,840
                                          ==========================

   Net income:
    Horizon                               $ 8,071   $ 6,971  $ 6,519
    Twentieth                               3,411     3,154    2,977
                                          --------------------------
                            Proforma      $11,482   $10,125  $ 9,496
                                          ==========================

   Net income per common share:
    Horizon                                 $2.85     $2.46    $2.30
    Twentieth                                1.90      1.75     1.65
                            Proforma         2.47      2.18     2.04

During the first and second quarter of 1995, two of Horizon's subsidiary banks acquired certain assets and assumed certain liabilities of four branch offices of a regional bank for approximately $125. These four branch offices had assets of approximately $21,000 at the time of acquisition. This transaction was accounted for under the purchase method of accounting.

Horizon has acquired banks in prior years in acquisitions accounted for using the purchase method of accounting. The purchase prices were allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of consummation. The excess of purchase price over the fair value of the net assets acquired (goodwill) of approximately $1,200 is being amortized on a straight-line basis over 10 years. Accumulated amortization approximated $815 and $595 at December 31, 1995 and 1994, respectively.

- -------------------------------------------------------------------------------
3. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS
- -------------------------------------------------------------------------------

Horizon's subsidiaries are required to maintain average balances with the Federal Reserve Bank or as cash in vault. The average amount of those reserve balances for the year ended December 31, 1995, was approximately $5,100.

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
4. INVESTMENT SECURITIES
- -------------------------------------------------------------------------------

The amortized cost and estimated fair values of investment securities are as follows:

                                                             DECEMBER 31, 1995
                                               --------------------------------------------
                                                             GROSS       GROSS    ESTIMATED
                                               AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                                  COST       GAINS      LOSSES      VALUE
                                               --------------------------------------------
   AVAILABLE-FOR-SALE SECURITIES
   U.S. Treasury securities and obligations
    of U.S. government agencies and
    corporations                               $ 87,161     $1,919       $(232)    $ 88,848
   Obligations of states and political
    subdivisions                                  8,072        116         (16)       8,172
   Mortgage-backed securities                     9,419        124         (71)       9,472
   Other equity securities                        8,502        151         (25)       8,628
                                               --------------------------------------------
                                     Totals    $113,154     $2,310       $(344)    $115,120
                                               ============================================

   HELD-TO-MATURITY SECURITIES
   U.S. Treasury securities and obligations
    of U.S. government agencies and
    corporations                               $  1,000     $   --       $  --     $  1,000
   Obligations of states and political
    subdivisions                                 33,413        502        (170)      33,745
                                               --------------------------------------------
                                     Totals    $ 34,413     $  502       $(170)     $34,745
                                               ============================================

                                                             DECEMBER 31, 1994
                                               --------------------------------------------
                                                             GROSS       GROSS    ESTIMATED
                                               AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                                  COST       GAINS      LOSSES      VALUE
                                               --------------------------------------------
   AVAILABLE-FOR-SALE SECURITIES
   U.S. Treasury securities and obligations
    of U.S. government agencies and
    corporations                                $44,787      $  4      $(1,411)    $43,380
   Mortgage-backed securities                    10,579        15         (584)     10,010
   Other equity securities                        4,365        --         (186)      4,179
                                               --------------------------------------------
                                     Totals     $59,731      $ 19      $(2,181)    $57,569
                                               ============================================

   HELD-TO-MATURITY SECURITIES
   U.S. Treasury securities and obligations
    of U.S. government agencies and
    corporations                                $55,290      $ 45      $(1,429)    $53,906
   Obligations of states and political
    subdivisions                                 40,749        79       (2,786)     38,042
   Mortgage-backed securities                        62         2           --          64
   Other debt securities                          1,480        --          (47)      1,433
                                               --------------------------------------------
                                     Totals     $97,581      $126      $(4,262)    $93,445
                                               ============================================

On November 15, 1995, the FASB staff issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with provisions in that Special Report, Horizon chose to reclassify securities from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

securities was $44,586 and the unrealized gain on those securities was $275 (net of $183 in deferred income taxes), which is included in shareholders' equity.

The amortized cost and estimated fair values of investment securities at December 31, 1995, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities include the right to call or prepay the obligations prior to their contractual maturities.

                                                     AMORTIZED       ESTIMATED
                                                       COST          FAIR VALUE
                                                    ---------------------------
AVAILABLE-FOR-SALE
Due in one year or less                               $ 25,058         $ 25,078
Due after one year but through five years               59,837           61,055
Due after five years but through ten years              17,791           18,465
Due after ten years                                      1,049            1,050
Mortgage-backed securities                               9,419            9,472
                                                     --------------------------
                                                      $113,154         $115,120
                                                     ==========================
HELD-TO-MATURITY
Due in one year or less                               $  1,005         $  1,015
Due after one year but through five years                4,946            5,013
Due after five years but through ten years              23,267           23,457
Due after ten years                                      5,195            5,260
                                                     --------------------------
                                                      $ 34,413         $ 34,745
                                                     ==========================

During the years ended December 31, 1995 and 1994, available-for-sale securities with a fair value at the date of sale of $4,818 and $8,292 were sold. The gross realized gains on such sales totaled $0 and $12 and the gross realized losses totaled $131 and $199. Proceeds from sales of investment securities approximated $1,584 during 1993. Gross gains of $81 and gross losses of $4 were realized on those sales.

At December 31, 1995 and 1994, investment securities with carrying amounts of $32,100 and $33,600, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required or permitted by law.

- -------------------------------------------------------------------------------
5. LOANS
- -------------------------------------------------------------------------------

Major classifications of loans are as follows:

                                                             DECEMBER 31
                                                          1995         1994
                                                       ----------------------
Commercial                                             $130,757      $100,169
Real estate - construction                                4,698         6,385
Real estate - mortgage                                  183,904       181,938
Consumer loans                                          114,298        93,119
                                                       ----------------------
                                          Gross loans   433,657       381,611
Less unearned income                                     (7,255)       (4,701)
                                                       ----------------------
                                          Total loans   426,402       376,910
Less allowance for loan losses                           (6,522)       (6,328)
                                                       ----------------------
                                            Net loans  $419,880      $370,582
                                                       ======================

Horizon's subsidiaries have granted loans to officers and directors of Horizon and its subsidiaries and to their associates. Related party loans were made on substantially the same terms, including

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

The following presents the activity with respect to related party loans during 1995:

        Balance at January 1, 1995                            $ 9,235
        Loans made                                              4,150
        Principal collected                                    (2,673)
        Other changes                                            (172)
                                                              -------
        Balance at December 31, 1995                          $10,540
                                                              =======

Other changes primarily represent additions to and changes in director and executive officer status.

- -------------------------------------------------------------------------------
6. ALLOWANCE FOR LOAN LOSSES
- -------------------------------------------------------------------------------

A summary of changes in the allowance for loan losses follows:

                                                         1995      1994      1993
                                                       ---------------------------
        Balance at beginning of year                   $ 6,328   $ 5,651   $ 4,675
        Charge-offs                                     (1,271)   (1,318)   (1,734)
        Recoveries                                         404       470       755
                                                       ---------------------------
        Net charge-offs                                   (867)     (848)     (979)
        Provision for loan losses                        1,061     1,525     1,955
                                                       ---------------------------
                               Balance at end of year  $ 6,522   $ 6,328   $ 5,651
                                                       ===========================

At December 31, 1995, the recorded investment in loans that are considered to be impaired under Statement 114 was $2,646 (of which $1,616 were on a nonaccrual basis). Included in this amount are $1,616 of impaired loans for which the related allowance for loan losses is $457 and $1,030 of impaired loans that, as a result of write-downs or being well secured, do not have an allowance for loan losses. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $2,736. For the year ended December 31, 1995, Horizon recognized interest income on those impaired loans of $97, which included $91 of interest income recognized using the cash basis method of income recognition.

- -------------------------------------------------------------------------------
7. PREMISES AND EQUIPMENT
- -------------------------------------------------------------------------------

The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                                                1995       1994
                                                              ------------------
        Land                                                  $ 1,455    $ 1,305
        Building and improvements                              10,129      8,410
        Furniture and equipment                                 8,477      6,080
                                                              ------------------
                                                               20,061     15,795
        Less accumulated depreciation                          (9,852)    (8,698)
                                                              ------------------
                                                              $10,209    $ 7,097
                                                              ==================

Horizon has entered into noncancelable lease agreements (operating leases) with respect to certain premises and equipment. The minimum annual rental commitment under these operating leases is: 1996--$180; 1997--$110; 1998--$50; 1999--$15;
2000--$15; with $1,130 of commitments extending beyond 2000.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

Total rent expense, including cancelable and noncancelable leases, approximated $160, $75, and $70, in 1995, 1994, and 1993, respectively.

- -------------------------------------------------------------------------------
8. SHORT AND LONG-TERM BORROWINGS
- -------------------------------------------------------------------------------

Two of Horizon's subsidiary banks are members of the Federal Home Loan Bank of Pittsburgh (FHLB). One benefit of being a member of the FHLB is that it provides Horizon with an additional source of short-term and long-term funding, in the form of collateralized advances. At December 31, 1995, Horizon is entitled to receive approximately $142,900 in collateralized advances from the FHLB at prevailing interest rates, subject to satisfying the Capital Stock Requirement provisions of the Agreement, as defined. Short-term borrowings from the FHLB at December 31, 1995 approximated $1,000 at a floating interest rate of prime less 2.48%.

Short-term borrowings consist primarily of securities sold under agreements to repurchase. The weighted average interest rate on short-term borrowings approximated 3.7% and 3.0% at December 31, 1995 and 1994. Interest paid on deposits and short-term borrowings approximated $17,100, $14,700, and $15,650 in 1995, 1994, and 1993.

- -------------------------------------------------------------------------------
9. INCOME TAXES
- -------------------------------------------------------------------------------

Significant components of Horizon's deferred tax assets and liabilities, which are included in other assets, are as follows:

                                                          DECEMBER 31
                                                         1995       1994
                                                        ----------------
Deferred tax assets:
  Allowance for loan losses                            $2,346     $2,009
  Accrued employee benefits                             1,366      1,055
  Available-for-sale securities                            --        865
  Other                                                   114         55
                                                       -----------------
                          Total deferred tax assets     3,826      3,984

Deferred tax liabilities:
  Available-for-sale securities                           788         --
  Premises and equipment                                   69        129
  Other                                                   142         98
                                                       -----------------
                     Total deferred tax liabilities       999        227
                                                       -----------------
                            Net deferred tax assets    $2,827     $3,757
                                                       =================

The applicable income tax provisions included in the consolidated statements of income are summarized as follows:

                                              1995       1994       1993
                                             -----------------------------
Current:
  Federal                                   $4,084       $3,374     $3,245
  State                                        628          537        516
                                            ------------------------------
                             Total current   4,712        3,911      3,761
Deferred:
  Federal                                     (625)        (600)      (596)
  State                                        (98)        (110)      (105)
                                            ------------------------------
                            Total deferred    (723)        (710)      (701)
                                            ------------------------------
                                     Total  $3,989       $3,201     $3,060
                                            ==============================

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                       1995           1994           1993
                                  AMOUNT    %    AMOUNT    %    AMOUNT    %
                                  ------------------------------------------
 Tax at statutory federal rate    $4,221  35.0%  $3,458  34.0%  $3,257  34.0%
 Plus:  State income tax, net of
        federal tax benefits         344   2.9      280   2.8      271   2.8
                                  ------------------------------------------
                                   4,565  37.9    3,738  36.8    3,528  36.8

 Increase (decrease) in taxes
  resulting from:
   Tax-exempt interest              (709) (5.9)    (696) (6.8)    (592) (6.2)
   Other - net                       133   1.1      159   1.5      124   1.3
                                  ------------------------------------------
                                  $3,989  33.1%  $3,201  31.5%  $3,060  31.9%
                                  ==========================================

Income taxes relating to securities transactions approximated $(52), $(75), and $30 in 1995, 1994, and 1993, respectively.

Income taxes paid approximated $4,600, $3,500, and $3,700 in 1995, 1994, and 1993, respectively.

- -------------------------------------------------------------------------------
10. EMPLOYEE BENEFIT PLANS
- -------------------------------------------------------------------------------

Horizon has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during employment. Horizon's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth the Plan's funded status and amounts recognized in Horizon's consolidated balance sheets at December 31:

                                                               1995      1994
                                                             -----------------
  Projected benefit obligation:
   Vested benefit obligation                                 $ 4,891   $ 3,737
   Nonvested benefit obligation                                  475       417
                                                             -----------------
                              Accumulated benefit obligation   5,366     4,154
  Effect of estimated future compensation increases            2,089     1,405
                                                             -----------------
                                Projected benefit obligation   7,455     5,559
  Plan assets at fair value                                    6,133     5,247
                                                             -----------------
       Projected benefit obligation in excess of plan assets  (1,322)     (312)

  Unrecognized prior service cost                              1,410     1,373
  Unrecognized net asset at transition, net of amortization     (377)     (407)
  Unrecognized net gain from past experience different from
   that assumed                                                 (784)   (1,481)
                                                             -----------------
          Accrued pension cost included in other liabilities $(1,073)  $  (827)
                                                             =================

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

Following is a summary of the components of net periodic pension cost:

                                                      YEAR ENDED DECEMBER 31
                                                       1995     1994    1993
                                                      ----------------------
  Service cost - benefits earned during the period    $ 463    $ 478   $ 316
  Interest cost on projected benefit obligation         485      435     413
  Actual (return ) loss on plan assets                 (970)      15    (429)
  Net amortization and deferral                         558     (440)    141
                                                      ----------------------
                          Net periodic pension cost   $ 536    $ 488   $ 441
                                                      ======================

Assumptions used in the accounting for defined benefit plans were as follows:

                                                        AS OF DECEMBER 31
                                                      1995    1994    1993
                                                      ----------------------
  Weighted average discount rate                      7.5%    8.5%      7.5%
  Rate of increase in future compensation levels      6.0%    6.0%  5.0-6.0%
  Expected long-term rate of return on plan assets    8.5%    8.5%  7.5-8.5%

Plan assets consist principally of U.S. Government securities, corporate stocks and bonds, and other short-term investments.

During 1995, the weighted average discount rate was reduced to 7.5% from 8.5%. This was the primary reason for the increase in the projected benefit obligation noted above.

Horizon has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of active service from the date of the respective agreement. The cost of such agreements approximated $490, $470, and $440 during 1995, 1994, and 1993. The liability for such agreements approximated $2,020 and $1,680 at December 31, 1995 and 1994, and is included in other liabilities in the accompanying consolidated balance sheets.

To assist in funding the above liabilities, Horizon has insured the lives of certain directors and officers. Horizon is the owner and beneficiary of the insurance policies with a cash surrender value approximating $2,625 and $2,170 at December 31, 1995 and 1994, included in other assets in the accompanying consolidated balance sheets.

During 1995, the Horizon Employee Stock Ownership Plan (ESOP) retired its remaining outstanding debt and distributed the plan assets to the plan participants.

Horizon has an incentive stock option plan for certain key employees. Pursuant to the Plan, an aggregate maximum of 100,000 shares of common stock have been reserved for issuance, however, no more than 10,000 options may be issued in any calendar year. At December 31, 1995, there were options outstanding for the purchase of 30,000 shares of Horizon stock ranging from $28.50 to $40.00 per share, of which 10,000 options were exercisable. Through December 31, 1995, no options issued under the incentive stock option plan had been exercised.

- -------------------------------------------------------------------------------
11. FAIR VALUE OF FINANCIAL INSTRUMENTS
- -------------------------------------------------------------------------------

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by Horizon in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts for cash and cash equivalents approximate their fair value.

Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market values of comparable instruments.

Loans: The fair values of fixed rate commercial, real estate, and consumer loans are estimated using discounted cash flow analysis at interest rates currently being offered for loans with similar terms to borrowers of similar credit worthiness. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are deemed to approximate carrying values.

Accrued Interest: The carrying value of accrued interest approximates its fair value.

Deposits: The fair value of demand deposits (i.e. interest and noninterest checking, passbook savings, and certain types of money market accounts) is, by definition, equal to their carrying amounts. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings: The carrying amounts for short-term borrowings approximate their fair values.

Commitments: The fair values of commitments (standby letters of credit and loan commitments) are estimated based on fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of these commitments approximate their carrying value.

The estimated fair values of the Bank's financial instruments are as follows:

                                     1995                1994
                              --------------------------------------
                              CARRYING    FAIR    CARRYING    FAIR
                               AMOUNTS    VALUE    AMOUNTS    VALUE
                              --------------------------------------
 Financial assets:
  Cash and cash equivalents   $ 22,080  $ 22,080  $ 24,432  $ 24,432
  Investment securities        149,533   149,865   155,150   151,014
  Loans                        419,880   422,239   370,582   366,894

 Financial liabilities:
  Deposits                     514,475   516,955   483,555   484,503
  Short-term borrowings         20,941    20,941    16,797    16,797

- -------------------------------------------------------------------------------
12. RESTRICTIONS ON SUBSIDIARY DIVIDENDS
- -------------------------------------------------------------------------------

The primary source of funds for the dividends paid by Horizon to its shareholders is dividends received from its subsidiary banks. Dividends paid by the subsidiary banks are subject to restriction by banking regulations. The most restrictive provision requires approval by the appropriate regulatory agency if dividends declared in any year exceed the current year's net income, plus the retained net profits of the two preceding years. During 1996, the subsidiary banks' net retained profits available for distribution to Horizon as dividends, without regulatory approval, approximate $6,200, plus net income for the interim period through the date of declaration.

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
13. COMMITMENTS AND CONTINGENT LIABILITIES
- -------------------------------------------------------------------------------

In the normal course of business, Horizon offers certain financial products to its customers to aid them in meeting their requirements for liquidity and credit enhancement. Generally accepted accounting principles require that these products be accounted for as contingent liabilities and, accordingly, they are not reflected in the accompanying financial statements. Horizon's exposure to loss in the event of nonperformance by the counterparty for commitments to extend credit and standby letters of credit is the contract or notional amounts of these instruments. Management does not anticipate any material losses as a result of these commitments and contingent liabilities. Following is a discussion of these commitments and contingent liabilities.

   Standby Letters of Credit--These agreements are used by Horizon's customers as a means of improving their credit standing in their dealings with others. Under these agreements, Horizon guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. Horizon had issued standby letters of credit of $2,900 and $3,500 at December 31, 1995 and 1994.

   Loan Commitments--At December 31, 1995 and 1994, Horizon had commitments outstanding to extend credit at prevailing market rates approximating $45,000. These commitments generally require the customers to maintain certain credit standards. The amount of collateral obtained, if deemed necessary by Horizon upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income producing commercial properties.

Management conducts regular reviews of these commitments on an individual customer basis, and the results are considered in assessing the adequacy of Horizon's allowance for loan losses.

- -------------------------------------------------------------------------------
14. PARENT COMPANY CONDENSED FINANCIAL INFORMATION
- -------------------------------------------------------------------------------

CONDENSED BALANCE SHEETS

                                                              DECEMBER 31
                                                            1995        1994
                                                           -------------------
Cash                                                      $   412      $ 1,001
Investment in subsidiary banks                             68,282       62,559
Investment securities                                       1,058          445
Premises and equipment                                        791           --
Receivable from consolidated subsidiary banks                  --          157
Other assets                                                  667          137
                                                          --------------------
                                            Total assets  $71,210      $64,299
                                                          ====================
Liabilities                                               $   103      $   717
Shareholders' equity                                       71,107       63,582
                                                          --------------------
              Total liabilities and shareholders' equity  $71,210      $64,299
                                                          ====================

- -------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

STATEMENTS OF INCOME

                                                                          YEAR ENDED DECEMBER 31
                                                                        1995        1994         1993
                                                                      --------------------------------
Dividends from subsidiary banks                                       $ 5,623      $4,603       $3,895
Interest income on investment securities                                   49          13           --
Operating expenses                                                     (1,254)       (804)        (670)
                                                                      --------------------------------
           Income before income tax and equity in undistributed
                                   earnings of subsidiary banks         4,418       3,812        3,225
Income tax benefit                                                        400         223          171
                                                                      --------------------------------
                          Income before equity in undistributed
                                   earnings of subsidiary banks         4,818       4,035        3,396
Equity in undistributed earnings of subsidiary banks                    3,253       2,936        3,123
                                                                      --------------------------------
                                                     Net income       $ 8,071      $6,971       $6,519
                                                                      ================================

STATEMENTS OF CASH FLOWS

                                                                           YEAR ENDED DECEMBER 31
                                                                       1995         1994         1993
                                                                     ---------------------------------
 Operating activities:
   Net income                                                        $ 8,071      $ 6,971      $ 6,519
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                      405           --           --
       Equity in undistributed earnings of subsidiary banks           (3,253)      (2,936)      (3,123)
       Decrease (increase) in receivables from consolidated
         subsidiary banks                                                157          604         (761)
       (Increase) decrease in other assets                              (530)        (119)          37
       (Decrease) increase in other liabilities                         (493)         391          476
                                                                     ---------------------------------
                     Net cash provided by operating activities         4,357        4,911        3,148

Investing activities:
  Purchases of premises and equipment                                 (1,196)          --           --
  Purchases of investment securities                                    (602)        (450)          --
                                                                     ---------------------------------
                         Net cash used in investing activities        (1,798)        (450)          --
Financing activities:
  Cash dividends paid                                                 (2,973)      (2,752)      (2,555)
  Payments on long-term borrowing                                         --         (800)        (600)
  Acquisition of treasury shares                                        (175)          --           --
  Other                                                                   --           --          (10)
                                                                     ---------------------------------
                         Net cash used in financing activities        (3,148)      (3,552)      (3,165)
                                                                     ---------------------------------
                               Net (decrease) increase in cash          (589)         909          (17)
Cash at beginning of year                                              1,001           92          109
                                                                     ---------------------------------
                                           Cash at end of year       $   412      $ 1,001      $    92
                                                                     =================================

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
15. QUARTERLY FINANCIAL DATA (UNAUDITED)
- -------------------------------------------------------------------------------

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1995 and 1994 is as follows:

                                                    1995
                                               QUARTER ENDED
                                 MARCH 31  JUNE 30 SEPTEMBER 30  DECEMBER 31
                                 -------------------------------------------
  Interest income                 $10,813   $11,080   $12,273      $12,308
  Interest expense                  3,886     4,389     4,908        4,868
  Net interest income               6,927     6,691     7,365        7,440
  Provision for loan losses           217       268       300          276
  Securities losses, net             (131)       --        --           --
  Net income                        2,081     2,066     2,122        1,802
  Earnings per share                 0.73      0.73      0.75         0.64

                                                    1994
                                               QUARTER ENDED
                                 MARCH 31  JUNE 30 SEPTEMBER 30  DECEMBER 31
                                 -------------------------------------------
  Interest income                 $9,719    $9,953    $10,325      $11,220
  Interest expense                 3,618     3,641      3,613        3,701
  Net interest income              6,101     6,312      6,712        7,519
  Provision for loan losses          326       303        310          586
  Securities gains (losses), net      18        --        (15)        (190)
  Net income                       1,585     1,743      2,021        1,622
  Earnings per share                0.56      0.61       0.71         0.58

- -------------------------------------------------------------------------------
SHAREHOLDERS' INFORMATION
- -------------------------------------------------------------------------------

ANNUAL MEETING                           STOCK LISTING

The annual meeting of shareholders       Horizon's common stock is traded on
of Horizon Bancorp, Inc. will be         the NASDAQ National Market System
held on August 14, 1996, at the          with a ticker symbol of HZWV.
Glade Springs Conference Center,
Daniels, West Virginia at 4:00 p.m.        NASDAQ Market Makers:

EXECUTIVE OFFICES
  Horizon Bancorp, Inc.                    Wheat First Securities
  One Park Avenue                          The Robinson-Humphrey Co., Inc.
  Beckley, West Virginia 25802-2803        Sandler O'Neill & Partners
  (304) 255-7000
                                         NATURE OF BUSINESS
INDEPENDENT AUDITORS
                                         Horizon is a West Virginia multibank
  Ernst & Young LLP                      holding company with four affiliate
  900 United Center                      banks and fourteen locations in
  Charleston, West Virginia 25301        southern West Virginia.

FINANCIAL STATEMENTS                     OFFICERS

During the year, Horizon distributes       Frank S. Harkins, Jr.
three interim quarterly financial          Chairman of the Board
reports and an annual report.
Additionally, Horizon files an             Philip L. McLaughlin
annual report on Form 10-K and             President and CEO
quarterly reports on Form 10-Q
with the Securities and Exchange           David W. Hambrick
Commission. Copies of these reports        Executive Vice President and
may be obtained without charge             Chief Financial Officer
upon written request to:
                                           Mark L. Anderson
  Mark L. Anderson                         Controller
  Horizon Bancorp, Inc.
  Post Office Box D                        C. Duane Blankenship
  Beckley, West Virginia 25802-2803        Auditor
  (304) 255-7307
                                           John W. Deitz
CONTACTS                                   Loan Review Officer

Analysts, portfolio managers, and          Cynthia Martin
others seeking financial                   Compliance Officer
information about Horizon
Bancorp, Inc. should contact:              Pamela Daniel
                                           Shareholder Information
  David W. Hambrick
  Post Office Box 387                      Abigail Scott
  Lewisburg, West Virginia 24901           Information Officer
  (304) 645-2500
                                            Glenda Williams
Stock Transfer Agent                        Operations Officer

  Harris Trust and Savings Bank
  Attn: Shareholder Services Division
  311 West Monroe Street
  Post Office Box A-3504
  Chicago, Illinois 60690-3504
  (312) 461-3309

- -------------------------------------------------------------------------------
DIRECTORS
- -------------------------------------------------------------------------------
HORIZON BANCORP, INC. AND AFFILIATES

HORIZON BANCORP, INC.
DIRECTORS

Frank S. Harkins, Jr.          John M. Alderson IV        Harper W. Nelson
  Chairman of the  Board       W. H. File III             Rodney H. Pack
                               Phillip W. Cain            E. M. Payne III
Philip L. McLaughlin           John C. Horton, Jr.        R. T. Rogers
  President and Chief          Tracy W. Hylton II         James E. Songer
  Executive Officer            William E. Kane            Albert M. Tieche, Jr.
                               Robert L. Kosnoski         E. A. Tuckwiller, Jr.
David W. Hambrick              Thomas E. Lilly            Earl R. Turner
  Executive Vice President     Carolyn H. McCulloch
  and Chief Financial Officer

- -------------------------------------------------------------------------------

DIRECTORS OF BANK OF RALEIGH

Carolyn H. McCulloch           W. H. File III             Philip L. McLaughlin
  Chairman of the Board        Tracy W. Hylton II         E. M. Payne III
                               Robert L. Kosnoski         James E. Songer
Frank S. Harkins, Jr.          Thomas E. Lilly            Albert  M. Tieche, Jr.
  President and Chief
  Executive Officer

- -------------------------------------------------------------------------------

DIRECTORS OF FIRST NATIONAL BANK IN MARLINTON

William E. Kane                Phillip W. Cain            John R. LaRue
  Chairman of the Board          Executive Vice           Philip L. McLaughlin
  and President                  President and Chief      Louise B. McNeel
                                 Executive Officer        Harper W. Nelson
Harry J. Widney                                           Jimmie A. Ryder, Sr.
  Vice President and           James E. Baxter
  Vice Chairman of the         David W. Hambrick
  Board                        Dolan Irvine

- -------------------------------------------------------------------------------

DIRECTORS OF GREENBRIER VALLEY NATIONAL BANK

John C. Horton, Jr.            John M Alderson IV         Rodney H. Pack
  Chairman of the Board        John Wade Bell III         Norman B. Ream, Jr.
                               L. Wade Griffith           Don R. Smathers
Philip L. McLaughlin           Jesse O. Guills            E. A. Tuckwiller, Jr.
  President and Chief          Frank  S. Harkins, Jr.     John R. Wilson, D.V.M.
   Executive Officer           James A. King

David W. Hambrick
 Executive Vice President

- -------------------------------------------------------------------------------

DIRECTORS OF NATIONAL BANK OF SUMMERS OF HINTON

R. T. Rogers                   James G. Dillon
  Chairman of the Board        Frank S. Harkins, Jr.
                               Jack L. Hellems
Earl R. Turner                 Victor G. Morgan
  President and Chief          J. M. O'Bryan
  Executive Officer            Leon Ray Pivont

- --------------------------------------------------------------------------------
ADDITIONAL INFORMATION
- --------------------------------------------------------------------------------

MEMBER BANKS AND LOCATIONS


BANK OF RALEIGH                                GREENBRIER VALLEY NATIONAL BANK
  Offices:                                       Offices:
    One Park Avenue, Beckley                       Alderson
    Main and South Kanawha Streets, Beckley        Lewisburg
    Crossroads Mall, Bradley                       Rainelle
    Krogers, Beaver                                Rupert
    Krogers, Lester Square, Sophia                 Krogers, Fairlea
    Krogers, Fountain Square, Oak Hill


NATIONAL BANK OF SUMMERS OF HINTON             FIRST NATIONAL BANK IN MARLINTON
  Offices:                                       Office:
    Temple Street, Hinton                          300 Eighth Street, Marlinton
    Stokes Drive, Hinton


         HORIZON BANCORP, INC. IS AN AFFILIATION OF COMMUNITY BANKS, BOUND
          TOGETHER BY A COMMON GOAL OF ENHANCING SHAREHOLDER VALUE BY COMPETING MORE EFFECTIVELY IN THE FINANCIAL MARKET PLACE.