Form 10-K, Exhibit 13
period 1996-12-31
HORIZON BANCORP INC /WV/
filed 1997-03-31
CIK 730025

EXHIBIT (13) - HORIZON BANCORP, INC. 1996 ANNUAL REPORT

-------------------------------------------------------------------------------
TABLE OF CONTENTS
-------------------------------------------------------------------------------

     Consolidated Financial Highlights....................   1       Consolidated Financial Statements......................  23
     Letter to Our Shareholders, Customers and                       Notes to Consolidated Financial Statements.............  27
        Friends...........................................   2       Shareholders' Information..............................  40
     Management's Discussion & Analysis of                           Directors, Horizon Bancorp, Inc. and
        Financial Condition and Results of                              Affiliates..........................................  41
        Operations........................................   5       Additional Information.................................  42
     Report of Independent Auditors.......................  21

-------------------------------------------------------------------------------
Consolidated Financial Highlights
-------------------------------------------------------------------------------
(Dollars in Thousands, Except Per Share Data)

                                                                                                   DECEMBER 31
                                                                                               1996           1995
                                                                                          ------------------------------
              FOR THE PERIOD ENDED
              Net interest income..................................................            $44,369        $43,018
              Noninterest income...................................................              4,855          4,629
              Net income...........................................................             11,151         11,482
              Cash dividends.......................................................              4,673          2,973

              PER SHARE DATA
              Net income...........................................................            $  1.20        $  1.23
              Cash dividends declared..............................................               0.62           0.53
              Year-end book value..................................................              11.77          11.23

              SELECTED AVERAGE BALANCES
              Total assets.........................................................           $942,448       $917,008
              Total loans..........................................................            621,227        597,857
              Investment securities................................................            253,307        242,281
              Earning assets.......................................................            888,531        860,430
              Deposits.............................................................            803,824        787,803
              Shareholders' equity.................................................            105,793         98,890

              SELECTED BALANCES AT YEAR-END
              Total assets.........................................................           $947,068       $942,902
              Total loans..........................................................            633,984        620,570
              Investment securities................................................            248,664        256,202
              Earning assets.......................................................            885,103        881,447
              Deposits.............................................................            797,996        805,581
              Shareholders' equity.................................................            109,411        104,383

              SELECTED RATIOS
              Return on average equity.............................................              10.54%         11.61%
              Return on average assets.............................................               1.18%          1.25%
              Net interest margin (taxable equivalent).............................               5.17%          5.16%
              Net charge-offs to average total loans...............................               0.36%          0.36%
              Average equity to average assets.....................................              11.23%         10.78%

-------------------------------------------------------------------------------
LETTER TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS
-------------------------------------------------------------------------------

DEAR HORIZON SHAREHOLDERS:

     We are pleased to present our 1996 annual report detailing another exciting year for Horizon and our shareholders. In 1996, we added a fifth bank to our franchise increasing total assets 54.1% to $947.07 million and expanding our market area. Our guiding principle remains the enhancement of franchise value through centralizing back room operations while maintaining autonomy and strong customer support in the local communities. In each of the last two years, Horizon has experienced increases in noninterest bearing deposits. This growth is unique in a time when competition for deposits by bank and nonbank companies has become intense and is reaffirmation from the marketplace that our community banking concept and focus on customer service represent a successful strategy.

      On August 30, 1996, Horizon consummated its acquisition of Twentieth Bancorp, Inc. (Twentieth). Twentieth is ranked second in market share in the Huntington area, one of the top two cities in West Virginia. The synergies created by the combination of Twentieth's strong customer base and earnings potential and Horizon's ability to realize economies through centralized operations should continue to enhance shareholder value in 1997 and beyond.

      Despite consummating a significant merger, your Company was able to report strong earnings in 1996. Net income for 1996 was $11.15 million or $1.20 per share, down from $11.48 million or $1.23 per share in 1995. Excluding one-time nonrecurring merger related costs, Horizon's net income increased 7.8% to $12.38 million or $1.33 per share. By focusing a good deal of time and resources on positioning Horizon to excel in the future, we were able to maintain our efficiency ratio at 58.1% in 1996. Without the one time nonrecurring merger costs, Horizon's efficiency ratio actually improved to 55.5%.

     Net interest margin stands as the foundation of our success. At 5.2% in 1996, Horizon's net interest margin continues to rank above that of our peer group. We are continually challenged to maintain this level of net interest margin in today's competitive environment.

      Our asset quality continues to improve. Nonperforming assets as a percentage of total assets declined from 1.26% in 1995 to 1.13% in 1996. The allowance for loan losses remains strong, increasing from 109.3% of nonperforming loans in 1995 to 125.9% in 1996. The allowance increased from 1.37% of total loans in 1995 to 1.52% in 1996.

      The Company's significant capital position is both a strength and a challenge. With total equity of $109.41 million at December 31, 1996, or 11.6% of total assets, your Company's capital is well above the amounts necessary to be categorized as "well capitalized" by regulatory agencies. Our challenge is to utilize our capital and improve our return on equity. Paying dividends is one way of improving return on equity. The annual dividend increased to $.62 per share from $.53 in 1995. Another is to leverage some capital through acquisitions. Our strong equity position continues to support the Company's strategic initiative of growth through acquisition.

      We encourage you to read "Management's Discussion and Analysis" in this report for a more complete explanation of Horizon's financial performance. We think that you will be pleased.

      The success of our strategy for increasing shareholder wealth is most evident by examining shareholder value over the past five years. Shareholders owning Horizon stock on January 1, 1992, have enjoyed a 338% increase in the value of their stock through March 5, 1997. An investment of $100 has grown to $338, for a compound annual growth rate of 27.6%. This remarkable growth in shareholder value has exceeded industry averages in each of the past five years.

      Our banks hold the enviable position of being either first or second in market share in each community that we serve. A technological infrastructure designed to efficiently deliver products and services to our customers as well as improve our operating efficiencies is a primary component to competing now and in the future. Horizon embraces this concept and continually monitors changes in technology to keep our affiliates at a level that enables them to be competitive in today's financial services industry. Our approach to implementing new technology will always be to improve delivery systems, provide a positive environment for our employees to serve our customers and protect our loyal customer base while expanding that base by attracting profitable new customers.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

      We are optimistic that 1997 will be an exceptional year for Horizon. The positioning efforts of the past year combined with our strong capital base have generated momentum and positioned us to expand our franchise in a profitable manner. As always, we continue to explore acquisition opportunities that will complement our strategy and enhance the value of our franchise. In 1997, we will be more active in meeting with analysts and brokers to better communicate Horizon's franchise value and plans for future enhancements. We believe that the more people know about us, the more they will see the benefits of joining our family of community banks.

      Horizon's success is a reflection of the people who serve our customers each day. Their attitudes, energy and dedication are unparalleled in our markets. Their efforts enable Horizon to aim higher, reach farther and continually attain greater levels of success.

     We are most grateful for our many shareholders and for the dedication and support that you have shown over the years. Our goal always is to deliver superior performance while enhancing the value of your investment in Horizon.

     We look forward to seeing you at our annual meeting on April 22, 1997, at The Greenbrier, White Sulpher Springs, West Virginia. Your comments and suggestions are always welcome and appreciated.

                                Yours sincerely,

/s/ FRANK S. HARKINS, JR.                        /s/ PHILIP L. MCLAUGHLIN
------------------------------                   ------------------------------
Frank S. Harkins, Jr.                            Philip L. McLaughlin
Chairman of the Board & CEO                      President & COO

                     EARNINGS PER SHARE/DIVIDENDS PER SHARE

                Earnings       Dividends
                per Share      per Share
1992              $0.95          $0.43
1993              $1.02          $0.47
1994              $1.09          $0.49
1995              $1.23          $0.53
1996              $1.20          $0.62

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                                   FINANCIAL

                                    SUMMARY

                                       &

                                     REVIEW


                             HORIZON BANCORP, INC.

-------------------------------------------------------------------------------
Management's Discussion & Analysis of Financial Condition and Results of Operations
-------------------------------------------------------------------------------
INTRODUCTION

The following discussion is provided to assist readers of the consolidated financial statements in understanding the operating performance of Horizon Bancorp, Inc. (Horizon). For a more complete understanding, reference is made to the consolidated financial statements, notes to the consolidated financial statements and other information presented elsewhere in this report.

Horizon Bancorp, Inc. is a multi-bank holding company headquartered in Beckley, West Virginia. Its banking subsidiaries are Bank of Raleigh, First National Bank in Marlinton, Greenbrier Valley National Bank, National Bank of Summers of Hinton and The Twentieth Street Bank. Horizon's subsidiaries engage in community banking activities which provide financial and trust services to individuals and commercial customers primarily in Cabell, Fayette, Greenbrier, Lincoln, Pocahontas, Raleigh, Summers, and Wayne counties of West Virginia.

On August 30, 1996, Horizon effected a business combination with Twentieth Bancorp, Inc. (Twentieth) by issuing 1,817,873 shares (prior to the stock split mentioned below) of Horizon common stock for all of the outstanding common stock of Twentieth. This transaction was accounted for under the pooling of interests method, and accordingly, all of the financial information included in this discussion has been restated to include the activity of Twentieth for all periods presented.

Throughout the following discussion, dollars are expressed in thousands, except per share data. Per share data has been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend for shareholders of record on December 1, 1996.

                                                                               TABLE 1
                                                                 FIVE-YEAR SELECTED FINANCIAL SUMMARY
                                               -------------------------------------------------------------------------
                                                    1996           1995          1994           1993          1992
                                               -------------------------------------------------------------------------
OPERATING RESULTS:
   Interest income                                 $  73,639    $  70,618     $  62,231      $  61,029     $  65,135
   Interest expense                                   29,270       27,600        21,689         23,189        29,239
   Net interest income                                44,369       43,018        40,542         37,840        35,896
   Provision for loan losses                           3,334        2,505         2,264          2,337         2,962
   Noninterest income                                  4,855        4,629         3,594          3,963         3,835
   Noninterest expense                                28,589       27,653        26,898         25,625        23,893
   Provision for income taxes                          6,150        6,007         4,849          4,345         4,004
   Net income                                         11,151       11,482        10,125          9,496         8,872
PER SHARE OF COMMON STOCK:
   Net income                                        $  1.20      $  1.23       $  1.09        $  1.02        $ 0.95
   Dividends declared                                   0.62         0.53          0.49           0.47          0.43
   Book value                                          11.77        11.23          9.98           9.56          8.90
AVERAGE BALANCE SHEET SUMMARY:
   Total loans                                      $621,227     $597,857      $552,202       $509,008      $467,077
   Investment securities                             253,307      242,281       252,023        275,019       289,060
   Total assets                                      942,448      917,008       870,779        854,794       829,550
   Deposits                                          803,824      787,803       751,773        742,729       722,740
   Equity                                            105,793       98,890        90,873         85,966        80,163
BALANCES AT YEAR-END:
   Total assets                                     $947,068     $942,902      $882,606       $864,017      $848,255
   Total loans                                       633,984      620,570       582,206        531,026       494,387
   Investment securities                             248,664      256,202       237,266        270,009       273,079
   Earning assets                                    885,103      881,447       824,822        813,683       796,457
   Deposits                                          797,996      805,581       762,619        748,798       739,208
   Shareholders' equity                              109,411      104,383        92,892         88,943        82,816
KEY FINANCIAL RATIOS:
   Average equity to average assets                    11.23%       10.78%        10.44%         10.06%         9.66%
   Return on average assets                             1.18%        1.25%         1.16%          1.11%         1.07%
   Return on average equity                            10.54%       11.61%        11.14%         11.05%        11.07%
   Efficiency ratio                                    58.08%       58.04%        60.94%         61.30%        60.14%
   Dividends declared as a percent of
      net income                                       51.67%       43.09%        44.95%         46.08%        45.26%
   Average total loans to average deposits             77.28%       75.89%        73.45%         68.53%        64.63%
ASSET QUALITY:
   Nonperforming loans to total loans                   1.13%        1.26%         1.01%          1.81%         1.47%
   Nonperforming assets to total assets                 0.81%        0.89%         0.79%          1.23%         1.20%
   Allowance for loan losses to
      nonperforming loans                             133.54%      109.27%       138.75%         75.93%        88.46%
   Allowance for loan losses as a percent
      of total loans                                    1.52%        1.37%         1.40%          1.37%         1.30%

-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS (CONTINUED)
-------------------------------------------------------------------------------

EARNINGS SUMMARY

Horizon earned $11,151 for the year ended December 31, 1996, as compared to $11,482 and $10,125 for the years ended December 31, 1995 and 1994, respectively. Earnings per share were $1.20 in 1996, a decrease of 2.4% from the $1.23 earned in 1995, which follows the 12.8% increase in 1995 over the $1.09 earned in 1994. The decrease in 1996 earnings was primarily due to acquisition-related nonrecurring charges of $1,230, net of tax, or $0.13 per share. These charges were necessary to allow Horizon and Twentieth to take advantage of the economies of the resulting larger organization. Excluding these charges, earnings increased 8.1% to $1.33 per share or $12,381 for the year ended December 31, 1996. Earnings increased 13.4% in 1995 over 1994 and were favorably impacted by increases in net interest income and other income of 6.1% and 28.8%, respectively. These increases were partly offset by a 2.8% increase in other expenses and a 5.9% increase in the effective tax rate.

   EARNINGS PER SHARE

1992              $0.95
1993              $1.02
1994              $1.09
1995              $1.23
1996              $1.20

Return on average assets (ROA) measures how effectively Horizon uses its assets to produce net income while return on average equity (ROE) measures income earned compared with the amount of shareholders' investment in Horizon. For the year ended December 31, 1996, Horizon's ROA was 1.18%, compared to 1.25% and 1.16% for the years ended December 31, 1995 and 1994. For the year ended December 31, 1996, Horizon's ROE totaled 10.54%, compared to 11.61% and 11.14% for the years ended December 31, 1995 and 1994. ROA and ROE both declined in 1996 due to lower net income caused by the merger and a growing balance sheet. Exclusive of the acquisition-related nonrecurring charges of $1,230, ROA was 1.31% and ROE was 11.70%, up 4.8% and 0.8%, respectively.

Management is not aware of any trends, events or uncertainties that will affect the results of operations. There are no regulatory recommendations which, if implemented, would negatively impact the results of Horizon.

RETURN ON AVERAGE ASSETS

1992              1.07%
1993              1.11%
1994              1.16%
1995              1.25%
1996              1.18%


RETURN ON AVERAGE EQUITY

1992              11.07%
1993              11.05%
1994              11.14%
1995              11.61%
1996              10.54%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

NET INTEREST INCOME

Interest income generated by earning assets less interest expense incurred to fund the earning assets or net interest income is Horizon's largest component of earnings. Net interest income is influenced by the volume and relative yield on earning assets and cost of interest bearing liabilities and the relative sensitivity of such assets and liabilities to changes in interest rates. Interest income and net interest income are presented and discussed on a fully tax-equivalent basis, as indicated in Table 2. The "taxable-equivalent basis" adjustment has been included in interest income at a tax rate of 35.0% in 1996 and 1995 and 34.0% in 1994.

Net interest income was $45,946 in 1996, an increase of 3.4% over 1995, following a 5.8% increase in 1995 over the 1994 level. The most significant component of the increase in net interest income in 1996 was in volume of earning assets, more specifically loans. These increases are representative of economic activity and the continuing efforts of management to increase Horizon's market share of loans. As shown in Table 3, Rate Volume Analysis, increases in the volume of earning assets in both 1996 and 1995 have provided a significant increase in net interest income. In 1996, $2,519 of the increase in interest income was attributable to an increase in the volume of earning assets while $657 was due to changes in interest rates. As a result, total interest income increased by $3,176 in 1996 over 1995. The expense of funding these assets, interest expense, increased $1,670 in 1996 to $29,270, primarily due to an increase of 30 basis points in the cost of certificates of deposit. In 1995, an increase in the interest rate environment increased the rate component of total interest income $5,090 and interest expense $3,990 over 1994. In 1995, earning asset volume increased total interest income by $3,240, due primarily to higher lending volume caused by the favorable economic environment in Horizon's market area. Likewise, the increasing rate environment in Horizon's market caused depositors to move funds from savings deposits to certificates of deposit creating a corresponding increase in interest expense. In addition, a significant increase of volume from new customers contributed to the increase in interest expense.

On a tax-equivalent basis, net interest margin was strong at 5.2% in 1996 and 1995 and 5.1% in 1994. As shown in Table 2, Horizon's net interest margin has remained virtually unchanged over the past three years. This has been accomplished through active asset/liability management of core deposits which tend to reprice more slowly than interest earning assets.

Average interest earning assets increased $28,101 or 3.3% during 1996 and $36,907 or 4.5% during 1995. Average interest bearing liabilities increased $8,301 or 1.2% in 1996 and $31,901 or 4.8% in 1995. Average total loans increased 3.9% during 1996, compared to an increase of 8.3% during 1995. As previously noted, these increases are representative of current economic activity and efforts by management to extend its market share. The 1996 increase in average total loans has been partially funded through increased average interest bearing and noninterest bearing deposits. Horizon has attracted additional deposits due to core growth, primarily in the demand deposits. Management has made efforts to lower the average balance of federal funds sold and deploy these funds into higher-yielding assets.

Average short-term borrowings, which are principally repurchase agreements, and federal funds sold increased $1,786 or 9.0% in 1996 following an average balance decrease of $1,118 or 5.3% in 1995.

Table 2 summarizes the composition of average interest earning assets and average interest bearing liabilities, along with the related income or expense and the weighted average yield or cost of such funds. Table 3 summarizes changes in interest income and expense by rate and volume.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                                              TABLE 2
                                                                        NET INTEREST MARGIN
                                       --------------------------------------------------------------------------------------
                                                   1996                        1995                         1994
                                       --------------------------------------------------------------------------------------
                                        AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/  YIELD/
                                        BALANCE   EXPENSE    COST    BALANCE   EXPENSE    COST    BALANCE   EXPENSE   COST
                                       --------------------------------------------------------------------------------------
ASSETS
Interest earning assets:
   Interest bearing deposits with      $      -    $     -      -%   $      -   $     -      -%  $    963    $   87     9.0%
     other banks
   Federal funds sold                    13,997        810    5.8      20,292     1,157    5.7     18,335       764     4.2
   Investment securities:
     Taxable (3)                        200,584     12,579    6.3     197,495    12,185    6.2     205,312    12,319    6.0
     Tax exempt (1)                      52,723      4,112    7.8      44,786     3,623    8.1      46,711     3,884    8.3
                                       --------------------------------------------------------------------------------------
       Total investment securities      253,307     16,691    6.6     242,281    15,808    6.5     252,023    16,203    6.4

   Total loans (1)(2)                   621,227     57,715    9.3     597,857    55,075    9.2     552,202    46,656    8.4
                                       --------------------------------------------------------------------------------------
    Total earning assets and
       interest income                  888,531     75,216    8.5     860,430    72,040    8.4     823,523    63,710    7.7

Noninterest earning assets:
   Cash and due from banks               28,372                        27,607                       24,860
   Premises and equipment                16,929                        16,321                       13,993
   Other assets                          17,732                        21,149                       16,000
   Less: Allowance for loan losses       (9,116)                       (8,499)                      (7,597)
                                       ---------                   ------------                 ------------
                      Total assets     $942,448                      $917,008                     $870,779
                                       =========                   ============                 ============

LIABILITIES & SHAREHOLDERS' EQUITY
Interest bearing liabilities:
   Demand deposits                     $137,227    $ 3,700    2.7%   $126,843  $  3,558    2.8%   $128,787  $  3,373    2.6%
   Savings deposits                     201,723      6,592    3.3     208,899     6,435    3.1     252,623     7,166    2.8
   Certificates of deposit              349,215     18,132    5.2     345,908    16,876    4.9     267,221    10,513    3.9
                                       --------------------------------------------------------------------------------------
   Total interest bearing deposits      688,165     28,424    4.1     681,650    26,869    3.9     648,631    21,052    3.2

Short-term borrowings                    21,721        846    3.9      19,935       731    3.7      21,053       637    3.0
                                       --------------------------------------------------------------------------------------
            Total interest bearing
                  liabilities and
                  interest expense      709,886     29,270    4.1     701,585    27,600    3.9     669,684    21,689    3.2
                                                 -------------------          -------------------          ------------------

Noninterest bearing liabilities:
   Demand deposits                      115,659                       106,153                      103,142
   Other                                 11,110                        10,380                        7,080
                                       ---------                   ------------                 ------------
                 Total liabilities      836,655                       818,118                      779,906
Shareholders' equity                    105,793                        98,890                       90,873
                                       ---------                   ------------                 ------------
             Total liabilities and
              shareholders' equity     $942,448                      $917,008                     $870,779
                                       =========                   ============                 ============
Net interest income                                $45,946                      $44,440                      $42,021
                                                 ===========                  ===========                  ===========
Spread                                                        4.4%                         4.5%                         4.5%
                                                           =========                    =========                    ========
Net interest margin                                           5.2%                         5.2%                         5.1%
                                                           =========                    =========                    ========

(1)  Fully taxable equivalent using 35% in 1996 and 1995 and 34% in 1994.

(2)  Nonaccrual loans are included in average balances.

(3) Average balances of available-for-sale securities are stated at fair value.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                                                   TABLE 3
                                                                             RATE/VOLUME ANALYSIS
                                                      -------------------------------------------------------------------
                                                                1996 VS. 1995                    1995 VS. 1994
                                                              DUE TO CHANGE IN                 DUE TO CHANGE IN
                                                        VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                                      -------------------------------------------------------------------
Interest bearing deposits with other banks               $    -    $     -     $    -     $  (87)    $    -     $  (87)
Federal funds sold                                         (367)        20       (347)        90        303        393
Securities:
   Taxable                                                  194        200        394       (510)       376       (134)
   Tax-exempt                                               626       (137)       489       (165)       (96)      (261)
                                                      -------------------------------------------------------------------
             Total investment securities                    820         63        883       (675)       280       (395)
Total loans                                               2,066        574      2,640      3,912      4,507      8,419
                                                      -------------------------------------------------------------------
               Total interest income                      2,519        657      3,176      3,240      5,090      8,330
Demand deposits                                             276       (134)       142        (55)       240        185
Savings deposits                                           (236)       393        157     (1,388)       657       (731)
Certificates of deposit                                     170      1,086      1,256      3,402      2,961      6,363
Short-term borrowings                                        72         43        115        (38)       132         94
                                                      -------------------------------------------------------------------
              Total interest expense                        282      1,388      1,670      1,921      3,990      5,911
                                                      -------------------------------------------------------------------
                Net interest income                      $2,237    $  (731)    $1,506     $1,319     $1,100     $2,419
                                                      ===================================================================

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

NONINTEREST INCOME

Noninterest income has been and will continue to be an important factor in Horizon's profitability enhancement efforts. Management continually evaluates ways to increase noninterest income. As shown in Table 4, noninterest income increased by $226 or 4.9% in 1996 compared to 1995. The 1996 increase reflects growth of $49 or 1.7% in service charges and fees, growth in trust income of $36 or 4.1% and growth in other income of $89 or 9.0%. Service charges increased due to higher deposit balances coupled with increased transactions subject to service charges while trust income increased due to growth of trust assets. The increase in other income was due to increased insurance commissions related to various lending products, and growth in other miscellaneous categories.

Noninterest income increased in 1995 by $1,035 or 28.8% due partly to the change in investment securities losses of $131 in 1995 compared to losses of $533 in 1994. Investment securities losses were due to restructuring of the investment portfolio and employing a strategy designed to take advantage of higher yielding investments. Losses on security transactions were offset by increases in service charges and fees, higher trust income and growth in other income. Service charges and fees increased due to higher deposit balances related to branch purchases from a regional bank. Trust income increased due to growth and increased estate settlements. Other income increased due to gains recognized on the sale of other real estate owned and increased insurance commissions.

                                                                                   TABLE 4
                                                                              NONINTEREST INCOME
                                                      -------------------------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31
                                                           1996         1995         1994         1993         1992
                                                      -------------------------------------------------------------------
Service charges and fees                                  $2,937        $2,888       $2,553       $2,313       $1,849
Trust income                                                 923           887          834          744          609
Investment securities (losses) and gains                     (79)         (131)        (533)          87          253
Other                                                      1,074           985          740          819        1,124
                                                      -------------------------------------------------------------------
                                              Total       $4,855        $4,629       $3,594       $3,963       $3,835
                                                      ===================================================================

NONINTEREST EXPENSE

Just as management strives to effect change that will enhance noninterest income, it continues to evaluate operations to improve efficiency and reduce operating costs. Noninterest expense increased $936 or 3.4% for the year ended December 31, 1996 and $755 or 2.8% for the year ended December 31, 1995.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Salaries and employee benefits increased $311 or 2.5% during 1996 and $626 or 5.2% during 1995. The increase in 1996 was primarily due to severance costs for displaced employees and normal salary increases. In 1995, the increase was caused by additional salaries and employee benefits associated with the purchase of four branches from a regional bank and normal salary increases. At December 31, 1996, Horizon had 400 full-time equivalent employees, compared to 437 at December 31, 1995.

For the year ended December 31, 1996, net occupancy expense and equipment expenses decreased $198 or 5.2% compared to 1995, primarily due to management's efforts to control these costs. In 1995, net occupancy and equipment expenses increased $677 or 21.5% primarily because of additional depreciation on building and equipment and technology enhancements which included image processing.

Outside data processing expense was virtually unchanged in 1996, increasing $10 or 0.5% from 1995. In 1995, outside data processing increased $191 or 10.6% over 1994. The principal reasons for the increase were growth in items processed and the mid-year conversion of two affiliate banks.

Deposit insurance and assessments decreased $975 or 98.9% in 1996 because of a decline in FDIC insurance premiums. This compares to a decrease of $825 or 45.6% in 1995. During 1995, the FDIC lowered the deposit insurance premium for a "well capitalized institution" from twenty-three cents to four cents per $100 of average deposits and refunded a substantial portion of the first six months' premium. In December 1995, the FDIC set the 1996 premium for insured deposits at the statutory minimum of $2 per year per institution.

Advertising expense decreased $173 or 22.8% in 1996 from 1995. In 1995, advertising decreased $2 from 1994. These reductions were due to management's efforts to control expenses.

Increases in other operating expenses generally reflect expanded programs, growth in business activity, and inflation. Other operating expense increased $1,961 or 26.0% during 1996 compared to an increase of $88 or 1.2% during 1995. The increase in 1996 was primarily due to investment banking and other professional fees of $1,147 related to acquisition activity, an increase in losses other than loans of $144 due primarily to the receipt of $150 of insurance proceeds for covered losses in 1995, and an increase of $256 in cost of operations for the credit card department due to growth and costs associated with implementation of new products.

                                                                                 TABLE 5
                                                                           NONINTEREST EXPENSE
                                                 ------------------------------------------------------------------------
                                                                         YEAR ENDED DECEMBER 31
                                                      1996          1995          1994           1993          1992
                                                 ------------------------------------------------------------------------
Salaries and employee benefits                       $12,878       $12,567       $11,941        $11,918       $10,701
Net occupancy and equipment                            3,624         3,822         3,145          2,832         2,669
Outside data processing                                1,996         1,986         1,795          1,582         1,495
Federal deposit insurance                                 11           986         1,811          1,851         1,769
Advertising                                              585           758           760            712           689
Other                                                  9,495         7,534         7,446          6,730         6,570
                                                 ------------------------------------------------------------------------
                                         Total       $28,589       $27,653       $26,898        $25,625       $23,893
                                                 ------------------------------------------------------------------------

INCOME TAXES

Horizon's effective tax rate is defined as applicable income taxes expressed as a percentage of income before income taxes. The effective tax rate was 35.5% in 1996, 34.3% in 1995, and 32.4% in 1994. The increase in 1996 was primarily the result of an increase in nondeductible merger-related expenses. The increase in 1995 was due to Horizon's move into a higher federal corporate income tax bracket.

Refer to Note 9 in Notes to Consolidated Financial Statements for more information concerning income taxes.

                                                                        TABLE 6
                                                                APPLICABLE INCOME TAXES
                                        ------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31
                                             1996          1995          1994           1993          1992
                                        ------------------------------------------------------------------------
Income before income taxes                  $17,301       $17,489       $14,974        $13,841       $12,876
Applicable income taxes                       6,150         6,007         4,849          4,345         4,004
Effective tax rate                             35.5%         34.3%         32.4%          31.4%         31.1%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

QUARTERLY RESULTS

The results of operations for the first three quarters of 1996 have been disclosed in quarterly reports to shareholders. Note 16 of the Notes to Consolidated Financial Statements provides summarized unaudited financial data on a quarterly basis.

For the fourth quarter of 1996, net income totaled $2,969. These results represented an increase of $380 or 14.7% from the net income of $2,589 in the fourth quarter of 1995. On a per share basis, net income in the fourth quarter of 1996 was $0.32, compared to $0.28 in 1995. This represents an increase of $0.04 or 14.3%.

When compared with the fourth quarter of 1995, Horizon's fourth quarter 1996 results reflected higher net interest income and lower noninterest expense which was offset by increased provision for loan losses. Net interest income totaled $11,288 in the fourth quarter of 1996, an increase of $198 or 1.8% from the net interest income total of $11,030 in the fourth quarter of 1995. Lower noninterest expense in the fourth quarter of 1996 indicated the synergies from the Twentieth merger were being realized. During the fourth quarter of 1996, Horizon increased the provision for loan losses due to the unexpected deterioration of a commercial loan.

BALANCE SHEET ANALYSIS

LOANS

Horizon's loan portfolio is its largest earning asset and approximated 66.9% of total assets at December 31, 1996 and 65.8% at December 31, 1995. Total loans were $633,984 at December 31, 1996, an increase of $13,414 or 2.2% from the December 31, 1995 total of $620,570. This follows an increase of $38,364 or 6.6% in 1995 from December 31, 1994. The loan-to-deposit ratio continued its upward trend in 1996, ending the year at 79.4%. This ratio was 77.0% and 76.3% at December 31, 1995 and 1994, respectively.

Commercial loans comprised 34.5% of total loans at December 31, 1996, and 32.8% at December 31, 1995. Commercial loans have increased $15,190 or 7.5% from $203,524 at December 31, 1995 to $218,714 at December 31, 1996. Real estate construction, primarily commercial real estate, loans made up 1.3% of outstanding loans at December 31, 1996 compared to 0.8% at December 31, 1995. The growth is due to an effective officer call program and generally positive economic conditions in Horizon's market area.

Residential real estate loans comprised 36.0% of total loans at December 31, 1996, and 36.6% at December 31, 1995. At December 31, 1996, residential real estate loans totaled $228,447 and represented an increase of $1,071 or 0.5% from the previous year end. During the twelve months ended December 31, 1995, residential real estate loans increased $809 or 0.4%.

Consumer loans totaled $178,758 at December 31, 1996 or 28.2% of total loans. This represented a decline of $6,039 or 3.3% from the December 31, 1995 total of $184,797. Consumer loans are borrowings of individuals for automobiles and household and other personal purposes. The decline is due to increased competition for consumer loans and Horizon's reluctance to reduce underwriting standards to book loans. For the twelve months ended December 31, 1995, consumer loans increased $14,969 or 8.8% from December 31, 1994. The primary reason for the increase was the purchase of four branch offices of a regional bank. Credit card loans, included in consumer loans, totaled $14,774 at December 31, 1996. This represented an increase of $1,958 or 15.3% from $12,816 at December 31, 1995.

AVERAGE LOANS/AVERAGE DEPOSITS

   1992              64.63%
   1993              68.53%
   1994              73.45%
   1995              75.89%
   1996              77.28%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                                                            TABLE 7
                                                                                    SUMMARY OF LOANS BY TYPE
                                                               -------------------------------------------------------------------
                                                                    1996         1995         1994         1993         1992
                                                               -------------------------------------------------------------------
Commercial                                                        $218,714      $203,524     $178,798     $164,302     $142,066
Real estate - construction                                           8,065         4,873        7,013        9,266        3,180
Real estate - mortgage                                             228,447       227,376      226,567      204,778      213,971
Consumer loans                                                     185,099       192,052      174,530      157,894      141,574
                                                               -------------------------------------------------------------------
                                                 Gross loans       640,325       627,825      586,908      536,240      500,791
Unearned income                                                     (6,341)       (7,255)      (4,702)      (5,214)      (6,404)
                                                               -------------------------------------------------------------------
                                                 Total loans       633,984       620,570      582,206      531,026      494,387
Allowance for loan losses                                           (9,607)       (8,522)      (8,153)      (7,301)      (6,410)
                                                               -------------------------------------------------------------------
                                                   Net loans      $624,377      $612,048     $574,053     $523,725     $487,977
                                                               ===================================================================

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

Horizon's lending policy provides guidelines for personnel to follow in their lending activities and presents a consistent philosophy for credit decisions. Horizon's loan policy confines loans to local customers and presents certain restrictions for making out-of-market loans. Horizon's loan portfolio is considered diversified within the market areas it serves. No particular group of loans currently exceeds 10% of total loans.

Maturity ranges of loans are detailed in Table 8. The repayment amounts shown are reported in the maturity category based on contractual terms. Rollover of loan balances is not material.

                                                                                            TABLE 8
                                                                                    MATURITY RANGES OF LOANS
                                                               -------------------------------------------------------------------
                                                                   YEAR OR         AFTER ONE        DUE AFTER
                                                                     LESS        THROUGH FIVE       FIVE YEARS         TOTAL
                                                               -------------------------------------------------------------------
Commercial                                                          $109,970        $  77,781        $  30,963         $218,714
Real estate - construction                                             8,065                -                -            8,065
Real estate - mortgage                                                85,085           45,768           97,594          228,447
Consumer loans                                                        50,465          112,927           15,366          178,758
                                                               -------------------------------------------------------------------
                                                 Total loans        $253,585         $236,476         $143,923         $633,984
                                                               ===================================================================

Loans with a predetermined interest rate due after one year         $201,503
Loans with a floating interest rate due after one year              $178,896

INVESTMENT SECURITIES

At December 31, 1996, investment securities totaled $248,664 and declined $7,538 or 2.9% from $256,202 at December 31, 1995. From December 31, 1995 to
December 31, 1996, U.S. Treasury and federal agency securities declined $15,308 or 9.0%, obligations of states and political subdivisions increased $16,557 or 34.8%, other securities decreased $4,973 or 25.5% and mortgage-backed securities declined $3,814 or 20.1%. U.S. Treasury and federal agency securities have traditionally represented a substantial portion of the securities portfolio. At December 31, 1996, U.S. Treasury and federal agency securities were $154,839 or 62.3% of the portfolio total and at December 31, 1995, comprised $170,147 or 66.4% of total investment securities. The changes in the investment categories represents Horizon's efforts to maximize interest income from its investment portfolio.

The investment portfolio increased $18,936 or 8.0% from December 31, 1994 to December 31, 1995. This increase was the result of deposit growth of 5.6%.

Investment securities provide a source of liquidity along with opportunities to increase the yield on earning assets. They are also used for pledging of public deposits. The U.S. Treasury and federal agency securities are highly rated and a portion of this portfolio is frequently used for pledging of public funds or securities sold under agreements to repurchase.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Securities of states and political subdivisions totaled $64,184 at December 31, 1996, and increased $16,557 or 34.8% from the previous year. This follows an increase of $1,852 or 4.0% from December 31, 1994 to December 31, 1995. The purchase of municipal securities was the result of tax planning by Horizon. Horizon's investments in municipal securities are primarily limited to publicly issued securities of municipalities with a rating of A1 or better and unrated general obligation securities of municipalities in the market area.

                                                                                            TABLE 9
                                                                                      SECURITIES PORTFOLIO
                                                               -------------------------------------------------------------------
                                                                    1996         1995         1994         1993         1992
                                                               -------------------------------------------------------------------
U.S. Treasury and federal agencies-AFS                            $154,839      $139,090    $  73,407  $         -     $      -
U.S. Treasury and federal agencies-HTM                                   -        31,057       91,686      195,486      211,073
States and political subdivisions-AFS                               21,443        11,481            -            -            -
States and political subdivisions-HTM                               42,741        36,146       45,775       46,951       27,103
Other securities-AFS                                                14,494        19,367        4,248            -            -
Other securities-HTM                                                     -           100        1,580        7,287        7,543
Mortgage-backed securities-AFS                                      15,147        18,961       20,508            -            -
Mortgage-backed securities-HTM                                           -             -           62       20,285       27,360
                                                               -------------------------------------------------------------------
                                                       Total      $248,664      $256,202     $237,266     $270,009     $273,079
                                                               ===================================================================

Horizon's mortgage-backed securities are subject to prepayment risk and market risk since the mortgages related to these securities can prepay at any time without penalties. This risk occurs when interest rates decline, causing the securities to lose value since the term and the income stream of the securities have shortened due to prepayments. Mortgage-backed securities totaled $15,147 at December 31, 1996, a decrease of $3,814 or 20.1% from the December 31, 1995 total of $18,961. The decrease was from principal payments received during the year. All mortgage-backed securities are currently rated as investment grade; however, changes in market rates could lead to a loss in market value despite the securities carrying a rating of investment grade. Horizon's portfolio contains no high-risk mortgage-backed securities such as interest-only or principal-only securities. No purchases of mortgage-backed securities were made during 1996.

Other than investments in U.S. Treasury and federal agencies securities, no single investment comprises more than 10% of the portfolio. Horizon's investment portfolio contains no high-risk securities or securities that could be expected to change in market value more than traditional debt securities.

As permitted by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, Horizon chose to reclassify certain securities held by Twentieth at the date of acquisition from held-to-maturity to available-for-sale to conform to Horizon's policies. At the date of transfer, the amortized cost of those securities was $17,806, and the unrealized gain on those securities was $57 (net of $40 in deferred income taxes), which is included in shareholders' equity.

During December 1995, Horizon transferred securities with amortized cost of $44,586 from the held-to-maturity category to the available-for-sale category. The unrealized gain on these securities was $275 (net of $191 in deferred income taxes), which was included in shareholders' equity. This transfer was permitted by the one-time "holiday" approved by the Financial Accounting Standards Board for transfers of held-to-maturity securities. The transfer gave Horizon additional flexibility in managing the investment securities portfolio.

At December 31, 1996, Horizon classified 82.8% of its securities as available-for-sale and 17.2% as held-to-maturity. The unrealized gain on available-for-sale securities, net of deferred taxes, totaled $645 at December 31, 1996. At December 31, 1995, Horizon classified 73.7% of its securities as available-for-sale and 26.3% of its securities as held-to-maturity. The unrealized gain on available-for-sale securities, net of deferred taxes, totaled $1,569 at December 31, 1995.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                                              TABLE 10
                                                                 MATURITY OF INVESTMENT SECURITIES
                                  -------------------------------------------------------------------------------------------------
                                                         1-5                5-10            AFTER 10             TOTAL
                                    1 YEAR    AVG.      YEARS     AVG.     YEARS     AVG.     YEARS    AVG.    CARRYING    AVG.
                                    AMOUNT    YIELD    AMOUNT     YIELD    AMOUNT    YIELD   AMOUNT    YIELD     VALUE     YIELD
                                  -------------------------------------------------------------------------------------------------
U.S. Treasury-AFS                   $14,570    5.97%  $  50,659    6.29%   $     -       -%   $     -      -%   $ 65,229    6.22%
Federal agencies-AFS                  9,327    6.28      47,907    6.34     32,376    7.28          -      -      89,610    6.67
States and political
   subdivisions-AFS                      13    8.12       6,558    5.89      7,693    4.95      7,179   5.22      21,443    5.33
States and political
   subdivisions-HTM                     804    5.88      10,928    5.06     21,770    4.92      9,239   5.17      42,741    5.03
Other securities-AFS                  8,131    5.98       2,851    6.92      2,622    7.34        890   6.28      14,494    6.43
Mortgage-backed securities-AFS        2,941    6.26       3,804    7.10      1,691    5.95      6,711   6.12      15,147    6.37
                                  -------------------------------------------------------------------------------------------------
    Total investment securities     $35,786    6.08%   $122,707    6.22%   $66,152    6.20%   $24,019   5.49%   $248,664    6.12%
                                  =================================================================================================

DEPOSITS

Horizon offers a diverse range of products to its customers, including interest bearing and noninterest bearing demand accounts, savings accounts, and certificates of deposit. Horizon does not actively compete solely on the basis of market interest rates nor does Horizon use brokered funds.

Total deposits decreased $7,585 or 0.9% when compared with the December 31, 1995 total of $805,581. This decrease is partially due to the sale of a branch by one of Horizon's subsidiary banks on October 31, 1996. Deposits involved in this transaction totaled $4,818. During 1995, total deposits increased $42,962 or 5.6%, partially due to the purchase of four branches from a regional bank. Deposits purchased totaled approximately $21,000. The remaining growth was attributed to the willingness of the customers to conduct business with banks perceived as locally owned and community oriented.

Noninterest bearing deposits totaled $119,831 at December 31, 1996, an increase of $3,303 or 2.8% from December 31, 1995. This follows an increase of $265 from December 31, 1994 to December 31, 1995. Growth in both years is unique in a time when competition for deposits by bank and nonbank companies has become intense. Horizon's community banking philosophy and resulting personalized customer service are the reasons for the growth in noninterest bearing deposits.

Certificates of deposit in denominations of $100,000 or more are included in interest bearing deposits and totaled $65,173 at December 31, 1996. This is an increase of $5,330 or 8.9% from the December 31, 1995 total of $59,843. Maturities of certificates of deposit of $100,000 or more are shown in Table
11. The growth in large denomination certificates of deposit is attributed to higher rates offered on the certificates of deposit during 1996 compared to the rate paid in 1995. Large denomination certificates of deposit comprise 8.2% of total deposits at December 31, 1996, having increased from 7.4% at December 31, 1995. Established customers maintain most of the large certificates of deposit and are considered stable. It is not the policy of the subsidiary banks to actively bid for large denomination certificates of deposit.

                                                                                                TABLE 11
                                                                                     MATURITIES OF CERTIFICATES OF
                                                                                      DEPOSIT OF $100,000 OR MORE
                                                                      -------------------------------------------------------------
                                                                                           AS OF DECEMBER 31
                                                                          1996        1995        1994        1993        1992
                                                                      -------------------------------------------------------------
Three months or less                                                     $23,211     $22,868     $17,610     $16,001     $28,463
Over three months through six months                                      11,885      12,652      11,692       8,519       7,876
Over six months through twelve months                                     20,459      12,842       9,533      10,230       4,626
Over twelve months                                                         9,618      11,481       7,398       4,046         834
                                                                      -------------------------------------------------------------
                                                              Total      $65,173     $59,843     $46,233     $38,796     $41,799
                                                                      =============================================================

BORROWED FUNDS

Short-term borrowings consist of securities purchased under agreements to repurchase and federal funds purchased. Repurchase agreements are used primarily for customer accommodation and federal funds purchased are used to meet daily liquidity needs. At December 31, 1996, short-term borrowings totaled $29,154 and were comprised of $20,464 in securities sold under agreements to repurchase and $8,690 in federal funds purchased. This total is compared to $17,097 in securities sold under agreements to

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

repurchase, $3,945 in federal funds purchased, and $1,275 in Federal Home Loan Bank borrowings at December 31, 1995. The average daily balance of short-term borrowings in 1996 was $21,721 at a weighted average rate of 3.9%. In 1995, the average daily balance of short-term borrowings was $19,935 and $21,053 in 1994.

Refer to Note 8 in Notes to Consolidated Financial Statements for additional information on short-term borrowings.

SHAREHOLDERS' EQUITY

Shareholders' equity increased $5,028 or 4.8% at December 31, 1996, from $104,383 at December 31, 1995. In October 1996, Horizon approved a two-for-one stock split effected in the form of a 100% stock dividend payable on December 15, 1996. A frequent measure of capital adequacy is the primary capital ratio which increased from 11.07% at December 31, 1995 to 11.55% at December 31, 1996. Growth in primary capital can be attributed to the retention of operating earnings after payment of dividends. Horizon's strong capital position enables Horizon to continually pursue acquisitions and other growth opportunities.

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

The regulatory capital standards classify capital into two tiers, referred to as Tier I and Total Capital. Tier I Capital consists of common shareholders' equity less intangibles and unrealized gain on available-for-sale securities (plus unrealized loss on available-for-sale securities). Total Capital consists of Tier I Capital plus the allowance for loan losses limited to 1.25% of risk-weighted assets. In determining risk-based capital requirements, assets are assigned risk weights of 0% to 100% which are determined by the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The minimum standard for Total Capital, Tier I Capital, and Average Ratio is 8%, 4%, and 4%, respectively.

Horizon's risk-weighted capital ratios significantly exceed the regulatory minimums and the regulatory standards to be classified as "well capitalized." Well capitalized institutions receive the most favorable deposit insurance premiums. Refer to Note 12 in Notes to Consolidated Financial Statements for more discussion of regulatory matters.

In 1996, dividends paid to shareholders totaled $0.62 per share compared to the $0.53 paid in 1995. Subsidiary banks are expected to have adequate earnings in future years to fund payment of shareholders' dividends and internal growth.

ASSET QUALITY

Reported in Table 12 is a five-year comparison of nonperforming assets, which include loans not accruing interest, past due loans over 90 days, foreclosed properties in the process of liquidation and other loans, the terms of which have been restructured to enable the borrower to repay. Nonperforming assets were $7,628 or 1.2% of total loans at year-end 1996. While levels of nonperforming assets are susceptible to increases resulting from fluctuations in the economy, Horizon works to keep its level of nonperforming assets at a relatively low level as demonstrated in Table 12.

Loans ninety days past due and accruing interest were 0.59% of total loans at year-end 1996 compared to 0.52% and 0.41% at year-end 1995 and 1994. Although not significant, the level of loans past due more than ninety days has increased consistent with national consumer debt past-due trends. As previously stated, Horizon has tightened consumer lending underwriting standards.

Nonaccrual loans are noninterest earning assets reported in accordance with regulatory or generally accepted accounting standards. They are loans which, in the opinion of management, the full collection of principal and interest is unlikely. Generally, loans, including those in the consumer category, are placed on nonaccural status when repossession, foreclosure or bankruptcy proceedings are initiated, financial distress on the part of the borrower becomes known, or when payments are delinquent over 90 days. If collateral appears sufficient to prevent loss and insure full collection, an exception to the policy may be made. Loans may be placed on nonaccrual status prior to becoming ninety days past due if it is anticipated that interest or any part of principal may not be collected. For real estate loans, the balance of the loans is transferred to "Other Real Estate Owned" (OREO) upon repossession and carried at the lower of the outstanding balance or the fair market value of the property based upon current appraisals and other current market trends.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

      ALLOWANCE FOR LOAN LOSSES/
         NONPERFORMING LOANS

              Allowance for      Nonperforming
              Loan Losses            Loans
1992              $6.4               $7.2
1993              $7.3               $9.6
1994              $8.2               $5.9
1995              $8.5               $7.8
1996              $9.6               $7.2

The amount of loans not accruing interest decreased $1,090 or 23.9% at December 31, 1996, from the level reported in 1995. At December 31, 1996, these loans constituted 0.55% of total loans compared to 0.73% and 0.60% at December 31, 1995 and 1994, respectively. The fluctuations from 1994 to 1996 were due primarily to a few commercial borrowers moving to nonaccrual status in 1995. These loans migrated to charge-offs in 1996.

Other real estate owned totaled $434 at December 31, 1996, a decrease of $124 or 22.29% from $558 at December 31, 1995. This follows a decline of $465 or 45.5% from 1994 to 1995. Management anticipates no significant difficulty in disposing of other real estate and believes that no significant losses are inherent in this nonearning asset category. If a material decline is noted in the value of tracts of other real estate, write-downs will occur upon receipt of appraisals or other information which includes a deterioration in the fair value.

                                                                                                TABLE 12
                                                                                        ANALYSIS OF ASSET QUALITY
                                                                        ----------------------------------------------------------
                                                                           1996       1995       1994        1993        1992
                                                                        ----------------------------------------------------------
Nonaccruing loans                                                          $3,466     $4,556     $3,473     $ 8,397     $ 3,143
Loans ninety days past due and accruing interest                            3,728      3,243      2,403       1,219       2,494
Restructured loans                                                              -          -          -           -       1,609
                                                                        ----------------------------------------------------------
                                            Total nonperforming loans       7,194      7,799      5,876       9,616       7,246
Other real estate owned                                                       434        558      1,023       1,050       2,434
Insubstance foreclosures                                                        -          -         88           -         483
                                                                        ----------------------------------------------------------
                                           Total nonperforming assets      $7,628     $8,357     $6,987     $10,666     $10,163
                                                                        ==========================================================

Nonperforming loans to total loans                                            1.13%      1.26%      1.01%       1.81%       1.47%
Nonperforming assets to total assets                                          0.81%      0.89%      0.79%       1.23%       1.20%
Allowance for loan losses to nonperforming loans                            133.54%    109.27%    138.75%      75.93%      88.46%

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained by management at a level believed adequate to absorb losses in the loan portfolio. Management reviews the adequacy of the allowance in a systematic manner on a periodic basis. Factors used when determining the adequacy of the allowance for loan losses include the trend in loan growth, general economic conditions, previous loan loss experience and the collectibility of higher risk loans. The allowance is an estimate and requires management to make assumptions that affect the determination of the allowance. Actual results could differ from those estimates.

Horizon maintains an internal loan review system to determine the adequacy of the allowance for loan losses. Credits classified as higher risk due to dollar amount or specified qualitative characteristics are reviewed on a periodic basis to determine potential loss exposure. Reserves resulting from this analysis, supplemented by historical charge-off analysis for loans not specifically evaluated, are considered allocated reserves and are supplemented by an unallocated amount. This unallocated amount is determined by analyzing potential exposure in the loan portfolio and other trends and factors including, but not limited to, economic condition and market trends. Management considers the allowance for loan losses adequate to absorb possible losses from loans.

At December 31, 1996, the allowance for loan losses was $9,607 or 1.52% of total year-end loans. This ratio is a 10.9% increase from the prior year's 1.37% and an 8.6% increase from the 1.40% at December 31, 1994. A summary of the allowance for loan losses allocated by type of loan is included in Table
14. Table 15, Allowance for Loan Losses, provides a detailed history of the allowance for loan losses, illustrating charge-offs and recoveries by loan type and the annual provision for loan losses over the past five years.

The allocation in Table 13 is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

                                                                         TABLE 13
                                                             ALLOCATION OF THE ALLOWANCE FOR
                                                                 LOAN LOSSES BY LOAN TYPE
                         ---------------------------------------------------------------------------------------------------------
                                                                       DECEMBER 31
                         ---------------------------------------------------------------------------------------------------------
                                 1996                 1995                 1994                1993                 1992
                         ---------------------------------------------------------------------------------------------------------
                                     PERCENT              PERCENT              PERCENT             PERCENT              PERCENT
                                        OF                   OF                  OF                   OF                   OF
                                      TOTAL                TOTAL                TOTAL               TOTAL                TOTAL
                           AMOUNT     LOANS     AMOUNT     LOANS     AMOUNT     LOANS    AMOUNT     LOANS     AMOUNT     LOANS
                         ---------------------------------------------------------------------------------------------------------
Commercial                  $4,318      35%      $3,600      33%      $2,960      30%     $3,353      31%      $3,129      29%
Real estate -                  200       1%         328       1%         507       1%        498       2%           -       1%
construction
Real estate -
residential                  1,337      36%       1,350      36%       1,337      39%      1,296      38%       1,363      43%
Consumer loans               3,145      28%       2,639      30%       2,651      30%      1,784      29%       1,844      27%
Unallocated                    607       -          605       -          698       -         370       -           74       -
                         ---------------------------------------------------------------------------------------------------------
                 Total      $9,607     100%      $8,522     100%      $8,153     100%     $7,301     100%      $6,410     100%
                         =========================================================================================================

The provision for loan losses in 1996 was $3,334, up from the $2,505 provision in 1995 and the $2,264 provision in 1994. The increase in 1996 was in response to growth in the loan portfolio, increased consumer delinquencies, significant allocation for a single commercial credit in the latter part of 1996, and Horizon's continual evaluation of the adequacy of the allowance for loan losses.

      PROVISION FOR LOAN LOSSES/
           NET CHARGE-OFFS

              Provisions for     Net
               Loan Losses   Charge-offs
               -----------   -----------
1992              $3.0           $1.7
1993              $2.3           $1.4
1994              $2.3           $1.4
1995              $2.5           $2.1
1996              $3.3           $2.3

Net charge-offs in 1996 increased $113 or 5.3% from 1995. This increase follows an increase of $724 or 51.3% in 1995 from 1994 net charge-offs. Net charge-offs as a percentage of average total loans were unchanged at 0.36% in 1996 and 1995, compared to 0.26% in 1994. Although the dollar amount of net charge-offs has remained reasonably low, charge-offs could increase in the coming months due to the increase in the total dollar amount of loans and adverse changes in the economic conditions. These factors were considered in determining the adequacy of the allowance for loan losses which, at December 31, 1996, was sufficient to absorb nearly five times the amount of net charge-offs experienced during 1996.

Management is not aware of any loans in which possible credit problems of the borrowers cause doubt as to repayment ability. In addition, management is not aware of any potential problem loans that have not been considered in the determination of the adequacy of the allowance for loan losses.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                                                            TABLE 14
                                                                                   ALLOWANCE FOR LOAN LOSSES
                                                               -------------------------------------------------------------------
                                                                    1996         1995         1994         1993         1992
                                                               -------------------------------------------------------------------
Balance at beginning of year                                       $8,522        $8,153       $7,301       $6,410       $5,173
Provision for loan losses                                           3,334         2,505        2,264        2,337        2,962
Loans charged-off:
   Commercial                                                       1,432         1,039          579        1,158        1,072
   Real estate                                                         61            89          191          461          401
   Revolving credit                                                   414           214          188           41           22
   Other consumer                                                   1,729         1,447        1,122          942          981
                                                               -------------------------------------------------------------------
                                                       Total        3,636         2,789        2,080        2,602        2,476

Recoveries:
   Commercial                                                         775           101          199          706          260
   Real estate                                                         25            22           38          102          124
   Revolving credit                                                    59            42           23            8           10
   Other consumer                                                     528           488          408          340          357
                                                               -------------------------------------------------------------------
                                                       Total        1,387           653          668        1,156          751
                                                               -------------------------------------------------------------------
Net charge-offs                                                     2,249         2,136        1,412        1,446        1,725
                                                               -------------------------------------------------------------------
                                         Balance at year end       $9,607        $8,522       $8,153       $7,301       $6,410
                                                               ===================================================================

Percentage of net charge-offs to average loans                       0.36%         0.36%        0.26%        0.28%        0.37%
Percentage of allowance for loan losses to total loans               1.52%         1.37%        1.40%        1.37%        1.30%
Earnings coverage of net charge-offs                                 4.96X         5.38X        7.17X        6.57X        5.14X

LIQUIDITY AND INTEREST RATE SENSITIVITY

The primary objective of asset/liability management is to maintain sufficient liquidity to meet funding requirements of customers and achieve stability in net interest income through various market rate and economic cycles. A major contributor to accomplishment of this goal is maintaining a stable base of core deposits and other interest bearing funds. Other factors which help to maintain liquidity include an adequate amount of readily marketable assets and a diversified customer base in the market area. Adequate earnings and capital also enhance liquidity.

Horizon's interest rate risk management process identifies areas of interest rate risk in various interest rate scenarios. Management then utilizes the information to assess the earnings potential in various interest rate environments, make timely pricing decisions, and provide cost effective oversight.

Rate sensitive assets and liabilities are those which can be repriced to prevailing market rates within a short time, generally one year. Management places emphasis on monitoring the rate sensitivity of earning assets and interest bearing liabilities within the one-year time period. Table 15 illustrates the rate sensitivity position of Horizon within the one year time period at December 31, 1996. Readers are reminded that this is a static analysis of the position at a particular point in time. Actual results may vary from the position detailed in Table 15.

Marketable and maturing securities have historically been a primary source of funds to meet customers' liquidity needs. At December 31, 1996, approximately 12.4% of the securities portfolio matures or reprices within one year. At December 31, 1996, all of the securities held were rated as investment quality and 82.8% of the portfolio was classified as available-for-sale and could be sold to satisfy liquidity requirements, if needed. Subsidiary banks also invest excess funds into overnight instruments known as federal funds sold with correspondent banks and these averaged $13,997 during 1996.

Two subsidiary banks of Horizon are members of the Federal Home Loan Bank of Pittsburgh and formal lines of credit have been established for borrowing up to $125,000, if the need arises. Refer to Note 8 of the consolidated financial statements for additional information on the relationship with the Federal Home Loan Bank of Pittsburgh.

Table 15 shows that Horizon has a large amount of interest bearing deposits that reprice within one year, primarily savings deposits, money market deposits, and interest bearing demand deposits. Many of these deposit accounts are considered stable and have traditionally not been subject to fluctuations in market rates offered.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Another area of consideration in the rate sensitivity area is the fact that at December 31, 1996, $15,147 in mortgage-backed securities were held in the portfolio. Mortgage-backed securities have maturity and cash flow tendencies that vary with the level of market interest rates. Earning assets of this nature show amounts in time categories greater than one year; however, part of these balances may be subject to repricing within one year because refinancing activity may impact the actual cash flows from these instruments.

Horizon's cash and cash equivalents, defined as cash and due from banks and federal funds sold, is a product of its operating, investing, and financing activities. Cash provided by operating activities decreased by 14.3% in 1996 after increasing by 17.7% in 1995. These increases and decreases are due primarily to changes in other assets and liabilities. In 1996, net cash was used in financing activities due to the slight decrease in deposits. In 1995 and 1994, net cash was provided by financing activities due to significant increases in deposits. In 1996, $4,588 net cash was paid in the sale of a branch (primarily deposits). The net cash has been used in Horizon's investing activities, primarily in funding loan growth. In 1995, $5,021 was used to purchase premises and equipment, primarily the construction of a new bank facility and purchase of computer hardware and software to provide centralized processing and check imaging. Also, during 1995, Horizon acquired four branches of a regional bank holding company and received cash, net of cash paid, of approximately $3,456 in addition to acquiring various loans and deposits.

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

Horizon's goal is to minimize volatility in net interest income. As detailed in Table 15, the one-year cumulative interest sensitivity gap is (33.43)% at December 31, 1996. The liability sensitive gap is a result of assuming that interest bearing demand deposits, money market deposits, and savings deposits will reprice in the one-to-three month sensitivity timeframe. These deposits total $326,027, however, a majority are considered stable and not subject to movement due to rate fluctuations.

Monthly reports are prepared for the net interest margin, maturities of assets and liabilities and projected earnings. A primary function of the Asset/Liability Committee is to review the various reports and to coordinate interest rates and asset/liability maturities at the subsidiary banks. Hedging is not used; interest rates are set at terms to favorably impact the income projection and may not necessarily correspond to prevailing market rates.

Management is not aware of any trends, events, or uncertainties, either favorable or unfavorable, that are likely to affect Horizon's liquidity. Currently, there are no recommendations from regulators concerning liquidity or rate sensitivity that, if implemented, would have a material effect on Horizon.

                                                                                               TABLE 15
                                                                                     INTEREST SENSITIVITY ANALYSIS
                                                                  -----------------------------------------------------------------
                                                                                           DECEMBER 31, 1996
                                                                  ------------------------------------------------------------------
                                                                       1-3           3-6        OVER 6        TOTAL       OVER
                                                                      MONTHS       MONTHS       MONTHS      ONE YEAR    ONE YEAR
                                                                  ------------------------------------------------------------------
Earning assets:
   Investment securities                                           $   11,353     $   4,849    $  16,643    $  32,845    $215,819
   Total loans                                                        169,110        38,468       74,625      282,203     351,781
   Federal funds sold                                                   2,455             -            -        2,455           -
                                                                  ------------------------------------------------------------------
                                           Total earning assets       182,918        43,317       91,268      317,503     567,600

Noninterest bearing demand deposits                                         -             -            -            -     119,831(1)

Interest bearing liabilities:
   Demand deposits                                                     97,193             -            -       97,193           -
   Money market deposits                                               30,474             -            -       30,474           -
   Savings deposits                                                   198,360             -            -      198,360           -
   Time deposits                                                       99,217        76,996      102,755      278,968      73,170
   Short-term borrowings                                               29,154             -            -       29,154           -
                                                                  ------------------------------------------------------------------
                             Total interest bearing liabilities       454,398        76,996      102,755      634,149      73,170
                                                                  ------------------------------------------------------------------
                                       Interest sensitivity gap     $(271,480)    $ (33,679)   $ (11,487)   $(316,646)   $494,430
                                                                  ==================================================================

Cumulative gap                                                      $(271,480)    $(305,159)   $(316,646)   $(316,646)
                                                                  ==================================================================

Ratio of interest sensitive assets to interest sensitive                40.26%        56.26%       88.82%       50.07%
   liabilities

Ratio of one year cumulative gap to total assets on
   December 31, 1996                                                   (33.43)%

(1) Demand deposits do not bear interest.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

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

MARKET AND DIVIDEND INFORMATION

Table 16 summarizes the range of prices of common stock and dividends declared for each quarter of 1996 and 1995. During 1993, Horizon's stock became listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) System under the symbol HZWV.

                                                            TABLE 16
                  --------------------------------------------------------------------------------------------------
                         QUARTER                 STOCK PRICE RANGE              DIVIDEND DECLARED PER SHARE
                  --------------------------------------------------------------------------------------------------
                    4th Quarter 1996                 $19.25-20.75                            $0.170
                    3rd Quarter 1996                 $19.25-21.25                            $0.150
                    2nd Quarter 1996                 $19.00-22.00                            $0.150
                    1st Quarter 1996                 $19.50-22.13                            $0.150

                    4th Quarter 1995                 $17.25-21.00                            $0.150
                    3rd Quarter 1995                 $14.75-18.00                            $0.125
                    2nd Quarter 1995                 $14.00-15.50                            $0.125
                    1st Quarter 1995                 $14.00-15.50                            $0.125

Owners of Horizon common stock receive dividends from available funds when declared by the Board of Directors of Horizon. The Board of Directors intends to continue the policy of paying quarterly cash dividends. Future dividends will depend upon earnings of Horizon and its subsidiaries, their financial condition and other factors which include government regulation and policies. Refer to Note 12 in the consolidated financial statements for restrictions on subsidiary dividends, the primary source of funds for dividends paid by Horizon to its shareholders.

During 1995, Horizon instituted a dividend reinvestment plan for its shareholders. Existing shareholders may elect to have all or a portion of their quarterly dividends reinvested in Horizon stock at the current market price. Costs of the dividend reinvestment plan are borne by Horizon.

At March 15, 1997, there were 2,454 holders of record of Horizon common stock.

-------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

To the Shareholders and Board of Directors
Horizon Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Horizon Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Twentieth Bancorp, Inc. and subsidiary (Twentieth) which statements reflect total assets of $317,308 as of December 31, 1995, and total interest income of $23,716 and $21,014 for the years ended December 31, 1995 and 1994, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Twentieth, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Horizon Bancorp, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                           /s/ ERNST & YOUNG LLP


Charleston, West Virginia
February 14, 1997

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                                  CONSOLIDATED

                                   FINANCIAL

                                   STATEMENTS

                                       &

                                     NOTES


                             HORIZON BANCORP, INC.

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

HORIZON BANCORP, INC.
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               DECEMBER 31
                                                                                                           1996           1995
                                                                                                     -------------------------------
ASSETS
Cash and due from banks                                                                                  $ 36,503        $ 35,312
Federal funds sold                                                                                          2,455           4,675
                                                                                                     -------------------------------
                                                                         Cash and cash equivalents         38,958          39,987
Investment securities:
   Available-for-sale at fair value                                                                       205,923         188,899
   Held-to-maturity (approximate fair value of $43,354 and
     $68,130 at December 31, 1996 and 1995)                                                                42,741          67,303

Total loans                                                                                               633,984         620,570
Less: Allowance for loan losses                                                                            (9,607)         (8,522)
                                                                                                     -------------------------------
                                                                                         Net loans        624,377         612,048

Premises and equipment, net                                                                                16,580          17,030
Accrued interest receivable and other assets                                                               18,489          17,635
                                                                                                     -------------------------------
                                                                                      Total assets       $947,068        $942,902
                                                                                                     ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Noninterest bearing                                                                                   $119,831        $116,528
   Interest bearing                                                                                       678,165         689,053
                                                                                                     -------------------------------
                                                                                    Total deposits        797,996         805,581
Short-term borrowings                                                                                      29,154          22,186
Accrued interest payable and other liabilities                                                             10,507          10,752
                                                                                                     -------------------------------
                                                                                 Total liabilities        837,657         838,519

Shareholders' equity:
   Common stock, $1 par value; 20,000 shares authorized and 9,308 shares issued, including 11 shares in treasury at December 31, 1996; 5,000 authorized and
     4,653 issued, including
     6 shares in treasury at December 31, 1995                                                              9,308           4,653
   Capital surplus                                                                                         19,757          19,744
   Retained earnings                                                                                       79,876          78,592
   Treasury stock, at cost                                                                                   (175)           (175)
   Unrealized gain on available-for-sale securities                                                           645           1,569
                                                                                                     -------------------------------
                                                                        Total shareholders' equity        109,411         104,383
                                                                                                     -------------------------------
                                                        Total liabilities and shareholders' equity       $947,068        $942,902
                                                                                                     ===============================

See notes to consolidated financial statements.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------

HORIZON BANCORP, INC.
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      YEAR ENDED DECEMBER 31
                                                                                                   1996        1995        1994
                                                                                              -------------------------------------
Interest income:
   Interest and fees on loans                                                                    $57,577     $54,921     $46,505
   Interest and dividends on investment securities:
     Taxable                                                                                      12,579      12,185      12,319
     Tax-exempt                                                                                    2,673       2,355       2,556
   Federal funds sold and other                                                                      810       1,157         851
                                                                                              -------------------------------------
                                                                      Total interest income       73,639      70,618      62,231

Interest expense:
   Deposits                                                                                       28,424      26,869      21,052
   Short-term borrowings                                                                             846         731         637
                                                                                              -------------------------------------
                                                                     Total interest expense       29,270      27,600      21,689
                                                                                              -------------------------------------
                                                                        Net interest income       44,369      43,018      40,542
Provision for loan losses                                                                          3,334       2,505       2,264
                                                                                              -------------------------------------
                                        Net interest income after provision for loan losses       41,035      40,513      38,278

Other income:
   Service charges and fees                                                                        2,937       2,888       2,553
   Trust income                                                                                      923         887         834
   Investment securities losses                                                                      (79)       (131)       (533)
   Other                                                                                           1,074         985         740
                                                                                              -------------------------------------
                                                                         Total other income        4,855       4,629       3,594

Other expenses:
   Salaries and employee benefits                                                                 12,878      12,567      11,941
   Net occupancy and equipment expense                                                             3,624       3,822       3,145
   Outside data processing                                                                         1,996       1,986       1,795
   Federal deposit insurance                                                                          11         986       1,811
   Advertising                                                                                       585         758         760
   Other                                                                                           9,495       7,534       7,446
                                                                                              -------------------------------------
                                                                       Total other expenses       28,589      27,653      26,898
                                                                                              -------------------------------------
                                                                 Income before income taxes       17,301      17,489      14,974
Applicable income taxes                                                                            6,150       6,007       4,849
                                                                                              -------------------------------------
                                                                                 Net income      $11,151     $11,482     $10,125
                                                                                              =====================================

Net income per common share                                                                        $1.20       $1.23       $1.09
                                                                                              =====================================

Average common shares outstanding                                                                  9,296       9,298       9,306
                                                                                              =====================================


See notes to consolidated financial statements.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

HORIZON BANCORP, INC.
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                UNREALIZED
                                                                                                GAIN (LOSS)
                                                                                                    ON
                                                                                                AVAILABLE-    DEFERRED
                                                  COMMON     CAPITAL     RETAINED    TREASURY    FOR-SALE       ESOP
                                                   STOCK     SURPLUS     EARNINGS     STOCK     SECURITIES    BENEFITS     TOTAL
                                                ------------------------------------------------------------------------------------
Balances at January 1, 1994                        $4,653     $19,744     $64,690      $   -      $     -       $(144)    $ 88,943
   Adjustment to beginning balance for
     change in accounting method, net of
     deferred income taxes                              -           -           -          -          464           -          464
   Net income - 1994                                    -           -      10,125          -            -           -       10,125
   Cash dividends declared by pooled
     companies:
     Horizon ($.49 per share)                           -           -      (2,752)         -            -           -       (2,752)
     Twentieth                                          -           -        (900)         -            -           -         (900)
   Reduction in ESOP indebtedness                       -           -           -          -            -          23           23
   Change in unrealized gain (loss) on
     available-for-sale securities, net of
     deferred income taxes                              -           -           -          -       (3,011)          -       (3,011)
                                                ------------------------------------------------------------------------------------
Balances at December 31, 1994                       4,653      19,744      71,163          -       (2,547)       (121)      92,892
   Net income - 1995                                    -           -      11,482          -            -           -       11,482
   Cash dividends declared by pooled
     companies:
     Horizon ($.53 per share)                           -           -      (2,973)         -            -           -       (2,973)
     Twentieth                                          -           -      (1,080)         -            -           -       (1,080)
   Purchase of treasury shares                          -           -           -       (175)           -           -         (175)
   Reduction in ESOP indebtedness                       -           -           -          -            -         121          121
   Change in unrealized gain (loss) on
     available-for-sale securities, net of
     deferred income taxes                              -           -           -          -        4,116           -        4,116
                                                ------------------------------------------------------------------------------------
Balances at December 31, 1995                       4,653      19,744      78,592       (175)       1,569           -      104,383
   Net income - 1996                                                       11,151                                           11,151
   Cash dividends declared by pooled
     companies:
     Horizon ($.62 per share)                           -           -      (4,673)         -            -           -       (4,673)
     Twentieth                                          -           -        (540)         -            -           -         (540)
Redemption of fractional shares in pooling              -          (6)          -          -            -           -           (6)
   Stock options exercised                              1          19           -          -            -           -           20
   Two-for-one stock split in the form of  a
     100% stock dividend                            4,654           -      (4,654)         -            -           -            -
   Change in unrealized gain (loss) on
    available-for-sale securities, net of               -           -           -          -         (924)          -         (924)
    deferred income taxes
                                                ------------------------------------------------------------------------------------
Balances at December 31, 1996                      $9,308     $19,757     $79,876      $(175)     $   645       $   -     $109,411
                                                ====================================================================================

See notes to consolidated financial statements.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

HORIZON BANCORP, INC.
(IN THOUSANDS)

                                                                                                       YEAR ENDED DECEMBER 31
                                                                                                    1996        1995        1994
                                                                                                ------------------------------------
OPERATING ACTIVITIES
Net income                                                                                        $11,151     $11,482     $10,125
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                                     1,524       1,669       1,236
   Provision for loan losses                                                                        3,334       2,505       2,264
   Deferred income tax benefit                                                                       (971)       (786)       (827)
   Amortization                                                                                       618         758       1,225
   Deferred compensation expense                                                                      420         490         470
   Loss on sale of investment securities                                                               79         131         533
   Gain on sale of assets                                                                             (48)          -           -
   Change in accrued interest receivable and other assets                                             136      (1,075)       (159)
   Change in accrued interest payable and other liabilities                                          (665)      3,011         578
                                                                                                ------------------------------------
                                                    Net cash provided by operating activities      15,578      18,185      15,445

INVESTING ACTIVITIES
Proceeds from sales of available-for-sale securities                                               24,907       4,818      17,341
Proceeds from maturities of available-for-sale securities                                          40,524      14,624      16,544
Purchases of available-for-sale securities                                                        (66,213)    (59,163)    (43,289)
Proceeds from maturities of held-to-maturity securities                                            19,527      42,535      65,269
Purchases of held-to-maturity securities                                                          (12,845)    (15,677)    (26,636)
Net increase in loans                                                                             (15,663)    (23,423)    (52,857)
Purchases of premises and equipment                                                                (1,258)     (5,021)     (1,579)
Cash received in purchase of branches, net of cash paid                                                 -       3,456           -
Cash paid in sale of branch, net of cash received                                                  (4,588)          -           -
                                                                                                ------------------------------------
                                                        Net cash used in investing activities     (15,609)    (37,851)    (25,207)

FINANCING ACTIVITIES
Net (decrease) increase in deposits                                                                (2,767)     21,979      13,816
Payments on long-term borrowing                                                                         -           -        (800)
Increase in short-term borrowings                                                                   6,968       2,146         895
Cash dividends paid                                                                                (5,213)     (4,053)     (3,652)
Cash received in stock transactions, net of cash paid                                                  14           -           -
Acquisition of treasury shares                                                                          -        (175)          -
                                                                                                ------------------------------------
                                          Net cash (used in) provided by financing activities        (998)     19,897      10,259
                                                                                                ------------------------------------
                                         Net (decrease) increase in cash and cash equivalents      (1,029)        231         497
Cash and cash equivalents at beginning of year                                                     39,987      39,756      39,259
                                                                                                ------------------------------------
                                                     Cash and cash equivalents at end of year     $38,958     $39,987     $39,756
                                                                                                ====================================

See notes to consolidated financial statements.

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

HORIZON BANCORP, INC.
DECEMBER 31, 1996

(IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Horizon Bancorp, Inc. (Horizon) is a bank holding company with five banking subsidiaries engaged in community banking activities and providing financial services to individuals and businesses throughout southeastern and southwestern West Virginia. Horizon considers all of its principal business activities to be bank related.

BASIS OF ACCOUNTING

The accounting and reporting policies of Horizon conform to generally accepted accounting principles and to general practices within the banking industry. The accompanying consolidated financial statements include the accounts of Horizon and its wholly-owned subsidiaries. Such financial statements have been restated to reflect the merger of Twentieth Bancorp, Inc. into Horizon on August 31, 1996, under the pooling of interests method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. The following is a summary of the more significant policies.

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

Debt securities not classified as held-to-maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of deferred income taxes, reported as a separate component of shareholders' equity. Horizon does not hold investment securities for trading purposes.

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

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Management's periodic evaluation of the adequacy of the allowance is based on Horizon's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. The allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

The evaluation of the allowance for loan losses is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

INCOME TAXES

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

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

The accrual of interest income on commercial and real estate loans is generally discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest, and the loan is in the process of collection. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of the remaining unpaid principal balance. Generally, loans are restored to accrual status when the obligation becomes current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

EMPLOYEE BENEFIT PLAN

Horizon has a defined benefit pension plan covering substantially all its employees. Pension costs are actuarially determined and charged to expense. Horizon provides no postretirement benefits other than pension benefits or postemployment benefits.

Horizon provides certain officers and directors with deferred compensation and supplemental retirement agreements. Estimated amounts to be paid under the deferred compensation and supplemental retirement agreements are accrued over the period of the employee's or director's active employment from the time the agreement is signed to the employee or director's full eligibility date.

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, is applicable to Horizon in 1996. This Statement defines a fair value based method of accounting for stock-based compensation plans with the option of continuing to account for such plans on the intrinsic value method. As permitted, Horizon has continued to apply the intrinsic value method to account for stock-based compensation.

NET INCOME PER COMMON SHARE

Net income per common share is computed based on the weighted average number of common shares outstanding during the applicable period.

In October 1996, Horizon's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend to shareholders of record on December 1, 1996. Average shares outstanding and per share amounts included in the consolidated financial statements and notes have been adjusted for the stock split.

NEW ACCOUNTING STANDARDS

In June 1996, the Financial Accounting Standards Board (FASB) issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which is applicable to Horizon effective January 1, 1997. In October 1996, the FASB agreed to defer the effective date for one year for the following transactions: securities lending, repurchase agreements, dollar rolls, and other similar secured transactions. Statement No. 125 establishes standards for determining whether certain transfers of financial assets should be considered sales of all or part of the assets or as secured borrowings. Statement No. 125 also establishes standards for settlements of liabilities through the transfer of assets to a creditor or obtaining an unconditional release and whether these settlements should prove the debt extinguished.

The adoption of this standard is not expected to have a material impact on Horizon's financial statements.

2. MERGER AND ACQUISITIONS

In August 1996, Horizon acquired all of the outstanding common stock of Twentieth Bancorp, Inc. (Twentieth), headquartered in Huntington, West Virginia. Horizon exchanged 1.01 shares of its common stock for each share of Twentieth's common stock

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

outstanding. Approximately 1,818 shares of Horizon common stock were issued. This business combination was accounted for as a pooling of interests. The pooling of interests method requires the combining of the financial information of the merging companies as though they had always been combined. The following is a summary of the results of the separate companies.

                                                                          Six Months Ended              Year Ended
                                                                              June 30                  December 31
                                                                                1996                1995          1994
                                                                     -------------------------------------------------------
         Net interest income:
            Horizon                                                             $14,807            $28,423       $26,644
            Twentieth                                                             7,075             14,595        13,898
                                                                     -------------------------------------------------------
                                                           Combined             $21,882            $43,018       $40,542
                                                                     =======================================================

         Net income:
            Horizon                                                            $  4,246           $  8,071      $  6,971
            Twentieth                                                             1,185              3,411         3,154
                                                                     -------------------------------------------------------
                                                           Combined            $  5,431            $11,482       $10,125
                                                                     =======================================================

         Net income per common share:
            Horizon                                                              $0.75              $1.42         $1.23
            Twentieth                                                             0.33               0.95          0.88
                                                           Combined               0.58               1.23          1.09

In connection with the merger, Horizon and Twentieth engaged investment banking firms to independently advise them and to provide fairness opinions on the transaction. Total fees paid to investment bankers of approximately $1,000 are included in other expenses.

In prior years, Horizon has acquired banks in acquisitions accounted for using the purchase method of accounting. The purchase prices were allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of consummation. The excess of purchase price over the fair value of the net assets acquired (goodwill) of approximately $3,800 is being amortized on a straight-line basis over 10 years. Accumulated amortization approximated $2,700 and $2,300 at December 31, 1996 and 1995, respectively.

3. INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are as follows:

                                                                                    DECEMBER 31, 1996
                                                              --------------------------------------------------------------
                                                                                  GROSS           GROSS        ESTIMATED
                                                                AMORTIZED      UNREALIZED       UNREALIZED        FAIR
                                                                   COST           GAINS           LOSSES         VALUE
                                                              --------------------------------------------------------------
         AVAILABLE-FOR-SALE SECURITIES
         U.S. Treasury securities and obligations of U.S.
            government agencies and corporations                  $154,053        $1,140           $(354)        $154,839
         Obligations of states and political subdivisions           21,121           345             (23)          21,443
         Mortgage-backed securities                                 15,219            63            (135)          15,147
         Other equity securities                                    14,441            91             (38)          14,494
                                                              --------------------------------------------------------------
         Totals                                                   $204,834        $1,639           $(550)        $205,923
                                                              ==============================================================

         HELD-TO-MATURITY SECURITIES
         Obligations of states and political subdivisions        $  42,741       $   756           $(143)       $  43,354
                                                              ==============================================================

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                                                    DECEMBER 31, 1995
                                                              --------------------------------------------------------------
                                                                                  GROSS           GROSS        ESTIMATED
                                                                AMORTIZED      UNREALIZED       UNREALIZED        FAIR
                                                                   COST           GAINS           LOSSES         VALUE
                                                              --------------------------------------------------------------
         AVAILABLE-FOR-SALE SECURITIES
         U.S. Treasury securities and obligations of U.S.
            government agencies and corporations                  $136,899         $2,574          $(384)         $139,089
         Obligations of states and political subdivisions           11,323            175            (16)           11,482
         Mortgage-backed securities                                 18,887            191           (117)           18,961
         Other equity securities                                    19,241            151            (25)           19,367
                                                              --------------------------------------------------------------
         Totals                                                   $186,350         $3,091          $(542)         $188,899
                                                              ==============================================================

         HELD-TO-MATURITY SECURITIES
         U.S. Treasury securities and obligations of U.S.
            government agencies and corporations                  $ 31,057         $  179          $  (5)         $ 31,231
         Obligations of states and political subdivisions           36,146            823           (170)           36,799
         Other debt securities                                         100              -              -               100
                                                              --------------------------------------------------------------
         Totals                                                   $ 67,303         $1,002          $(175)         $ 68,130
                                                              ==============================================================

In accordance with provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, Horizon chose to reclassify securities held by Twentieth from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $17,806 and the unrealized gain on those securities was $57 (net of $40 in deferred income taxes), which is included in shareholders' equity.

On November 15, 1995, the FASB staff issued a Special Report on Statement No.
115. In accordance with provisions in that Special Report, Horizon chose to reclassify securities from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $44,586 and the unrealized gain on those securities was $275 (net of $191 in deferred income taxes), which is included in shareholders' equity.

The amortized cost and estimated fair values of investment securities at December 31, 1996, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities include the right to call or prepay the obligations prior to their contractual maturities.

                                                                                              AMORTIZED       ESTIMATED
                                                                                                COST          FAIR VALUE
                                                                                          ----------------------------------
         AVAILABLE-FOR-SALE
         Due in one year or less                                                                $ 31,973         $ 32,041
         Due after one year but through five years                                               107,312          107,975
         Due after five years but through ten years                                               42,343           42,691
         Due after ten years                                                                       7,987            8,069
         Mortgage-backed securities                                                               15,219           15,147
                                                                                          ----------------------------------
                                                                                                $204,834         $205,923
                                                                                          ==================================

         HELD-TO-MATURITY
         Due in one year or less                                                                $    804         $    808
         Due after one year but through five years                                                10,928           11,143
         Due after five years but through ten years                                               21,770           22,067
         Due after ten years                                                                       9,239            9,336
                                                                                          ----------------------------------
                                                                                                $ 42,741         $ 43,354
                                                                                          ==================================

During the years ended December 31, 1996, 1995, and 1994, available-for-sale securities with a fair value at the date of sale of $24,900, $4,800, and $17,300 were sold. The gross realized gains on such sales totaled $20, $0, and $12 and the gross realized losses totaled $99, $131, and $545 in 1996, 1995, and 1994.

At December 31, 1996 and 1995, investment securities with carrying amounts of $44,817 and $45,691, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required or permitted by law.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

4. LOANS

Major classifications of loans are as follows:

                                                                                                     DECEMBER 31
                                                                                                1996             1995
                                                                                          ----------------------------------
         Commercial                                                                             $218,714         $203,524
         Real estate - construction                                                                8,065            4,873
         Real estate - mortgage                                                                  228,447          227,376
         Consumer loans                                                                          178,758          184,797
                                                                                          ----------------------------------
                                                                            Total loans          633,984          620,570
         Less allowance for loan losses                                                           (9,607)          (8,522)
                                                                                          ----------------------------------
                                                                              Net loans         $624,377         $612,048
                                                                                          ==================================

Horizon's subsidiaries have granted loans to officers and directors of Horizon and its subsidiaries and to their associates. Related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

The following presents the activity with respect to related party loans during 1996:

                  Balance at January 1, 1996                                                            $15,267
                  Loans made                                                                              5,780
                  Principal collected                                                                    (5,155)
                  Other changes                                                                             825
                                                                                                     ------------
                  Balance at December 31, 1996                                                          $16,717
                                                                                                     ============

Other changes primarily represent additions to and changes in director and executive officer status.

5. ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses follows:

                                                                                        1996         1995         1994
                                                                                    ----------------------------------------
         Balance at beginning of year                                                   $8,522       $8,153       $7,301

         Charge-offs                                                                    (3,636)      (2,789)      (2,080)
         Recoveries                                                                      1,387          653          668
                                                                                    ----------------------------------------
         Net charge-offs                                                                (2,249)      (2,136)      (1,412)

         Provision for loan losses                                                       3,334        2,505        2,264
                                                                                    ----------------------------------------
                                                           Balance at end of year       $9,607       $8,522       $8,153
                                                                                    ========================================

At December 31, 1996 and 1995, the recorded investment in loans that are considered to be impaired approximated $5,700 and $7,300 (of which $1,600 and $3,400 were on a nonaccrual basis). Included in this amount are $2,600 and $3,400 of impaired loans for which the related allowance for loan losses is $790 and $940; and $3,100 and $3,900 of impaired loans that, as a result of write-downs or being well secured, do not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995, approximated $7,300 and $6,500. For the years ended December 31, 1996 and 1995, Horizon recognized interest income on those impaired loans of $440 and $430, which included $400 and $430 of interest income recognized using the cash basis method of income recognition.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

6. PREMISES AND EQUIPMENT

The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                                                                                    1996          1995
                                                                                               -----------------------------
         Land                                                                                      $ 2,791       $ 2,823
         Building and improvements                                                                  17,065        16,992
         Furniture and equipment                                                                    12,678        11,869
                                                                                               -----------------------------
                                                                                                    32,534        31,684
         Less accumulated depreciation                                                             (15,954)      (14,654)
                                                                                               -----------------------------
                                                                                                   $16,580       $17,030
                                                                                               =============================

Horizon has entered into noncancelable operating lease agreements with respect to certain premises and equipment. The minimum annual rental commitment under these operating leases is: 1997--$175; 1998--$75; 1999--$25; 2000--$25;
2001--$25 with $1,100 of commitments extending beyond 2001.

Total rent expense, including cancelable and noncancelable leases, approximated $200, $175, and $100 in 1996, 1995, and 1994, respectively.


7. DEPOSITS

Interest bearing deposits include various time deposit products. Time deposits with remaining terms of more than one year at December 31, 1996, have aggregate maturities of $278,968 in 1997, $36,627 in 1998, $11,357 in 1999, $2,720 in
2000, and $2,896 in 2001. At December 31, 1996 and 1995, time deposits exceeding $100 approximated $65,173 and $59,843.

Interest paid on deposits and short-term borrowings approximated $29,700, $25,400, and $21,700 in 1996, 1995, and 1994, respectively.


8. SHORT-TERM BORROWINGS

Certain of Horizon's subsidiary banks are members of the Federal Home Loan Bank of Pittsburgh (FHLB). One benefit of being a member of the FHLB is that it provides Horizon with an additional source of short-term and long-term funding, in the form of collateralized advances. At December 31, 1996, Horizon is entitled to receive approximately $125,000 in collateralized advances from the FHLB at prevailing interest rates, subject to satisfying the Capital Stock Requirement provisions of the Agreement, as defined.

Short-term borrowings consist primarily of securities sold under agreements to repurchase and federal funds purchased. The weighted average interest rate on short-term borrowings approximated 4.5% and 3.8% at December 31, 1996 and 1995.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

9. INCOME TAXES

Significant components of Horizon's deferred tax assets and liabilities, which are included in other assets, are as follows:

                                                                                                        DECEMBER 31
                                                                                                     1996         1995
                                                                                                 ---------------------------
         Deferred tax assets:
            Allowance for loan losses                                                                $3,627       $2,681
            Accrued employee benefits                                                                 1,614        1,381
            Other                                                                                        95          145
                                                                                                 ---------------------------
                                                                     Total deferred tax assets        5,336        4,207

         Deferred tax liabilities:
            Available-for-sale securities                                                               442          986
            Premises and equipment                                                                      542          468
            Other                                                                                       248          164
                                                                                                 ---------------------------
                                                                Total deferred tax liabilities        1,232        1,618
                                                                                                 ---------------------------
                                                                       Net deferred tax assets       $4,104       $2,589
                                                                                                 ===========================

The applicable income tax provisions included in the consolidated statements of income are summarized as follows:

                                                                                        1996         1995          1994
                                                                                    -----------------------------------------
        Current:
            Federal                                                                     $6,040       $5,822       $4,846
            State                                                                        1,081          971          830
                                                                                    -----------------------------------------
                                                                    Total current        7,121        6,793        5,676
         Deferred:
            Federal                                                                       (830)        (688)        (717)
            State                                                                         (141)         (98)        (110)
                                                                                    -----------------------------------------
                                                                   Total deferred         (971)        (786)        (827)
                                                                                    -----------------------------------------
                                                                            Total       $6,150       $6,007       $4,849
                                                                                    =========================================

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                                        1996                1995                1994
                                                                  AMOUNT       %      AMOUNT       %      AMOUNT      %
                                                                ------------------------------------------------------------
         Tax at statutory federal rate                             $6,055     35.0%    $6,121     35.0%    $5,091    34.0%
         Plus: State income tax, net of federal tax benefits          611      3.5        570      3.3        473     3.2
                                                                ------------------------------------------------------------
                                                                    6,666     38.5      6,691     38.3      5,564    37.2

         (Decrease) increase in taxes resulting from:
            Tax-exempt interest                                      (911)    (5.3)      (840)    (4.8)      (890)   (5.9)
            Other - net                                               395      2.3        156      0.8        175     1.1
                                                                ------------------------------------------------------------
                                                                   $6,150     35.5%    $6,007     34.3%    $4,849    32.4%
                                                                ============================================================

Income taxes relating to securities transactions approximated $(32), $(54), and $(213) in 1996, 1995, and 1994, respectively.

Income taxes paid approximated $6,800, $6,750, and $5,200 in 1996, 1995, and 1994, respectively.

10. EMPLOYEE BENEFIT PLANS

Horizon has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during employment. Horizon's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The following table sets forth the Plan's funded status and amounts recognized in Horizon's consolidated balance sheets at December 31:

                                                                                                     1996         1995
                                                                                                 ---------------------------
         Projected benefit obligation:
            Vested benefit obligation                                                               $ 5,202      $ 4,891
            Nonvested benefit obligation                                                                185          475
                                                                                                 ---------------------------
                                                                Accumulated benefit obligation        5,387        5,366
         Effect of estimated future compensation increases                                            2,140        2,089
                                                                                                 ---------------------------
                                                                  Projected benefit obligation        7,527        7,455
         Plan assets at fair value                                                                    6,766        6,133
                                                                                                 ---------------------------
                                         Projected benefit obligation in excess of plan assets         (761)      (1,322)
         Unrecognized prior service cost                                                              1,277        1,410
         Unrecognized net asset at transition, net of amortization                                     (346)        (377)
         Unrecognized net gain from past experience different from that assumed                      (1,420)        (784)
                                                                                                 ---------------------------
                                            Accrued pension cost included in other liabilities      $(1,250)     $(1,073)
                                                                                                 ===========================

Following is a summary of the components of net periodic pension cost:

                                                                                              YEAR ENDED DECEMBER 31
                                                                                           1996        1995        1994
                                                                                       --------------------------------------
         Service cost - benefits earned during the period                                   $513        $463        $478
         Interest cost on projected benefit obligation                                       547         485         435
         Actual (return) loss on plan assets                                                (863)       (970)         15
         Net amortization and deferral                                                       368         558        (440)
                                                                                       --------------------------------------
                                                           Net periodic pension cost        $565        $536        $488
                                                                                       ======================================

Assumptions used in the accounting for defined benefit plans were as follows:

                                                                                                 AS OF DECEMBER 31
                                                                                           1996        1995        1994
                                                                                       --------------------------------------
         Weighted average discount rate                                                    7.75%       7.50%       8.50%
         Rate of increase in future compensation levels                                    6.00%       6.00%       6.00%
         Expected long-term rate of return on plan assets                                  8.50%       8.50%       8.50%

Plan assets consist principally of U.S. Government securities, corporate stocks and bonds, and other short-term investments.

Horizon has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of active service from the date of the respective agreement. The cost of such agreements approximated $420, $490, and $470 during 1996, 1995, and 1994. The liability for such agreements approximated $2,440 and $2,020 at December 31, 1996 and 1995, and is included in other liabilities in the accompanying consolidated balance sheets.

To assist in funding the above liabilities, Horizon has insured the lives of certain directors and officers. Horizon is the owner and beneficiary of the insurance policies with a cash surrender value approximating $2,900 and $2,700 at December 31, 1996 and 1995, included in other assets in the accompanying consolidated balance sheets.

During 1995, the Horizon Employee Stock Ownership Plan (ESOP) retired its remaining outstanding debt and distributed the plan assets to the plan participants.

11. STOCK OPTION PLAN

Horizon has an incentive stock option plan for certain key employees. Pursuant to this plan, an aggregate maximum of 200 shares of common stock were reserved for issuance, however, no more than 20 options may be issued in any calendar year. All options granted have five year terms and vest over a three year period.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

As permitted, Horizon has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Pro forma net income and earnings per share have not been included herein because the effect of applying the fair value method prescribed by Statement No. 123 to options awarded produces amounts that are not materially different from amounts reported in the consolidated financial statements.

A summary of Horizon's stock option activity and related information for the years ended December 31 follows:

                                                                          1996                           1995
                                                              -----------------------------  -----------------------------
                                                                              WEIGHTED-                      WEIGHTED-
                                                                               AVERAGE                        AVERAGE
                                                                              EXERCISE                       EXERCISE
                                                                 OPTIONS        PRICE           OPTIONS        PRICE
                                                              -----------------------------  -----------------------------
                                                                 (000's)                        (000's)
       Outstanding at beginning of year                             56          $16.50             40          $14.50
       Granted                                                      20           20.00             20           20.00
       Exercised                                                    (1)          14.75              -            -
       Forfeited                                                     -            -                (4)          14.75
                                                              --------------                 --------------
       Outstanding at end of year                                   75          $17.00             56          $16.50
                                                              ==============                 ==============


       Exercisable at end of year                                   17          $14.50              7          $14.75
                                                              ==============                 ==============

       Weighted-average fair value of options granted
          during the year                                         $20.00                         $20.00
                                                              ==============                 ==============

Exercise prices for options outstanding as of December 31, 1996, ranged from $14.25 to $20.00. The weighted-average remaining contractual life of those options is 3.6 years.


12. REGULATORY MATTERS

Horizon's subsidiaries are required to maintain average balances with the Federal Reserve Bank or as cash in vault. The average amount of the required reserve balances for the year ended December 31, 1996, was approximately $8,500.

Horizon and its banking subsidiaries are subject to various regulatory capital requirements administered by the banking regulatory agencies. Under capital adequacy guidelines, Horizon and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of Horizon and its banking subsidiaries' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Horizon and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures require Horizon and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that Horizon and its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency categorized Horizon and its banking subsidiaries as well capitalized. To be categorized as well capitalized, Horizon and its banking subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category. However, the volatility of the unrealized gain or loss on available-for-sale securities, which is a component of capital, may significantly affect capital adequacy in the future.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Horizon and its three significant subsidiaries' actual capital amounts and ratios are presented in the following table.

                                                                                    FOR CAPITAL            TO BE WELL
                                                                 ACTUAL          ADEQUACY PURPOSES         CAPITALIZED
                                                          --------------------- ---------------------------------------------
                                                            AMOUNT     RATIO      AMOUNT    RATIO      AMOUNT      RATIO
                                                          --------------------- ---------------------------------------------
         AS OF DECEMBER 31, 1996:
            Total Capital (to Risk-Weighted Assets):
              Horizon Bancorp                               $115,917    17.8%      $52,241  =>8.0%      $65,302   =>10.0%
              Bank of Raleigh                                 38,949    15.6%       19,942  =>8.0%       24,927   =>10.0%
              Twentieth Street Bank                           34,787    17.1%       16,296  =>8.0%       20,370   =>10.0%
              Greenbrier Valley National Bank                 18,808    16.8%        8,937  =>8.0%       11,172   =>10.0%
            Tier I Capital (to Risk-Weighted Assets):
              Horizon Bancorp                                107,754    16.5%       26,121  =>4.0%       39,181    =>6.0%
              Bank of Raleigh                                 35,833    14.4%        9,971  =>4.0%       14,956    =>6.0%
              Twentieth Street Bank                           32,241    15.8%        8,148  =>4.0%       12,222    =>6.0%
              Greenbrier Valley National Bank                 17,412    15.6%        4,469  =>4.0%        6,703    =>6.0%
            Tier I Capital (to Average Assets):
              Horizon Bancorp                                107,754    11.4%       37,698  =>4.0%       47,122    =>5.0%
              Bank of Raleigh                                 35,833    11.4%       12,538  =>4.0%       15,672    =>5.0%
              Twentieth Street Bank                           32,241    10.0%       12,939  =>4.0%       16,174    =>5.0%
              Greenbrier Valley National Bank                 17,412    10.1%        6,885  =>4.0%        8,606    =>5.0%

         AS OF DECEMBER 31, 1995:
            Total Capital (to Risk-Weighted Assets):
              Horizon Bancorp                               $108,838    18.5%      $47,054  =>8.0%      $58,817   =>10.0%
              Bank of Raleigh                                 36,596    15.6%       18,749  =>8.0%       23,436   =>10.0%
              Twentieth Street Bank                           33,609    16.1%       16,718  =>8.0%       20,897   =>10.0%
              Greenbrier Valley National Bank                 17,526    17.0%        8,232  =>8.0%       10,290   =>10.0%
            Tier I Capital (to Risk-Weighted Assets):
              Horizon Bancorp                                101,486    17.2%       23,527  =>4.0%       35,290    =>6.0%
              Bank of Raleigh                                 33,666    14.4%        9,374  =>4.0%       14,062    =>6.0%
              Twentieth Street Bank                           31,609    15.1%        8,359  =>4.0%       12,538    =>6.0%
              Greenbrier Valley National Bank                 16,240    15.8%        4,116  =>4.0%        6,174    =>6.0%
            Tier I Capital (to Average Assets):
              Horizon Bancorp                                101,486    11.1%       36,680  =>4.0%       45,850    =>5.0%
              Bank of Raleigh                                 33,666    11.2%       12,011  =>4.0%       15,014    =>5.0%
              Twentieth Street Bank                           31,609     9.9%       12,807  =>4.0%       16,009    =>5.0%
              Greenbrier Valley National Bank                 16,240     9.9%        6,588  =>4.0%        8,234    =>5.0%

The primary source of funds for the dividends paid by Horizon to its shareholders is dividends received from its subsidiary banks. Dividends paid by the subsidiary banks are subject to restriction by banking regulations. The most restrictive provision requires approval by the appropriate regulatory agency if dividends declared in any year exceed the current year's net income, plus the retained net profits of the two preceding years. During 1996, the subsidiary banks' net retained profits available for distribution to Horizon as dividends, without regulatory approval, approximate $10,000, plus net income for the interim period through the date of declaration.

13. COMMITMENTS AND CONTINGENT LIABILITIES

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

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

       STANDBY LETTERS OF CREDIT--These agreements are used by Horizon's customers as a means of improving their credit standing in their dealings with others. Under these agreements, Horizon guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. Horizon had issued standby letters of credit of $5,100 and $6,000 at December 31, 1996 and 1995.

       LOAN COMMITMENTS--At December 31, 1996 and 1995, Horizon had commitments outstanding to extend credit at prevailing market rates approximating $104,000 and $75,000. These commitments generally require the customers to maintain certain credit standards. The amount of collateral obtained, if deemed necessary by Horizon upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income producing commercial properties.

Management conducts regular reviews of these commitments on an individual customer basis, and the results are considered in assessing the adequacy of Horizon's allowance for loan losses.

14. PARENT COMPANY CONDENSED FINANCIAL INFORMATION
CONDENSED BALANCE SHEETS

                                                                                                                 DECEMBER 31
                                                                                                             1996           1995
                                                                                                     -------------------------------
Cash                                                                                                      $    820        $    569
Investment in subsidiary banks                                                                             104,145         100,552
Investment securities                                                                                        1,016           1,058
Premises and equipment                                                                                         699             791
Receivable from consolidated subsidiary banks                                                                  625               -
Other assets                                                                                                 2,142           1,672
                                                                                                     -------------------------------
                                                                                      Total assets        $109,447        $104,642
                                                                                                     ===============================

Liabilities                                                                                               $     36        $    259
Shareholders' equity                                                                                       109,411         104,383
                                                                                                     -------------------------------
                                                        Total liabilities and shareholders' equity        $109,447        $104,642
                                                                                                     ===============================

STATEMENTS OF INCOME

                                                                                                    YEAR ENDED DECEMBER 31
                                                                                              1996           1995          1994
                                                                                         -------------------------------------------
Dividends from subsidiary banks                                                             $ 8,164        $ 6,858       $ 5,503
Interest income on investment securities                                                         67             49            13
Operating expenses                                                                           (2,290)        (1,430)         (922)
                                                                                         -------------------------------------------
                                  Income before income tax and equity in undistributed
                                                          earnings of subsidiary banks        5,941          5,477         4,594
Income tax benefit                                                                              704            449           250
                                                                                         -------------------------------------------
                                                 Income before equity in undistributed
                                                          earnings of subsidiary banks        6,645          5,926         4,844
Equity in undistributed earnings of subsidiary banks                                          4,506          5,556         5,281
                                                                                         -------------------------------------------
                                                                            Net income      $11,151        $11,482       $10,125
                                                                                         ===========================================

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

                                                                                                  YEAR ENDED DECEMBER 31
                                                                                             1996           1995          1994
                                                                                         -------------------------------------------
Operating activities:
   Net income                                                                               $11,151        $11,482       $10,125
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                                            602            477            72
       Equity in undistributed earnings of subsidiary banks                                  (4,506)        (5,556)       (5,281)
       (Increase) decrease in receivables from consolidated subsidiary banks                   (625)           157           604
       (Increase) decrease in other assets                                                     (810)          (542)           31
       (Decrease) increase in other liabilities                                                (223)          (468)          228
                                                                                         -------------------------------------------
                                             Net cash provided by operating activities        5,589          5,550         5,779
Investing activities:
   Purchases of premises and equipment                                                         (162)        (1,196)            -
   Maturities of investment securities                                                          250              -             -
   Sales of investment securities                                                               149              -             -
   Purchases of investment securities                                                          (376)          (602)         (450)
                                                                                         -------------------------------------------
                                                 Net cash used in investing activities         (139)        (1,798)         (450)

Financing activities:
   Cash dividends paid                                                                       (5,213)        (4,053)       (3,652)
   Payments on long-term borrowing                                                                -              -          (800)
   Acquisition of treasury shares                                                                 -           (175)            -
   Cash received in stock transactions, net of cash paid                                         14              -             -
                                                                                         -------------------------------------------
                                                 Net cash used in financing activities       (5,199)        (4,228)       (4,452)
                                                                                         -------------------------------------------
                                                      Net increase (decrease)  in cash          251           (476)          877
Cash at beginning of year                                                                       569          1,045           168
                                                                                         -------------------------------------------
                                                                   Cash at end of year      $   820        $   569       $ 1,045
                                                                                         ===========================================

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value information about financial instruments for which it is practicable to estimate that value are based upon quoted market prices, or if not available, estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from this presentation. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Horizon.

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

Loans: The fair values of fixed rate commercial, real estate, and consumer loans are estimated using discounted cash flow analyses at interest rates currently being offered for loans with similar terms to borrowers of similar credit worthiness. For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are deemed to approximate carrying values.

Accrued Interest: The carrying value of accrued interest approximates its fair value.

Deposits: The fair value of demand deposits (i.e., interest and noninterest checking, passbook savings, and certain types of money market accounts) is, by definition, equal to their carrying amounts. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings: The carrying amounts for short-term borrowings approximate their fair values.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

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

                                                                              1996                         1995
                                                                  ----------------------------------------------------------
                                                                     CARRYING        FAIR         CARRYING        FAIR
                                                                     AMOUNTS         VALUE        AMOUNTS        VALUE
                                                                  ----------------------------------------------------------
         Financial assets:
            Cash and cash equivalents                                 $ 38,958      $ 38,958       $ 39,987      $ 39,987
            Investment securities                                      248,664       249,277        256,202       257,029
            Loans                                                      624,377       625,504        612,048       611,883

         Financial liabilities:
            Deposits                                                   797,996       800,480        805,581       808,184
            Short-term borrowings                                       29,154        29,154         22,186        22,186

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1996 and 1995 is as follows:

                                                                                       1996
                                                                                  QUARTER ENDED
                                                            MARCH 31         JUNE 30       SEPTEMBER 30      DECEMBER 31
                                                       ---------------------------------------------------------------------
         Interest income                                      $18,146          $18,305         $18,626          $18,562
         Interest expense                                       7,305            7,264           7,367            7,334
         Net interest income                                   10,841           11,041          11,259           11,228
         Provision for loan losses                                716              785             727            1,106
         Securities losses, net                                    (1)             (88)              -               10
         Net income                                             2,833            2,598           2,751            2,969
         Earnings per share                                      0.30             0.28            0.30             0.32
         Average common shares outstanding                      9,296            9,296           9,296            9,297

                                                                                       1995
                                                                                  QUARTER ENDED
                                                            MARCH 31         JUNE 30       SEPTEMBER 30      DECEMBER 31
                                                       ---------------------------------------------------------------------
         Interest income                                      $16,637          $17,340         $18,242           $18,399
         Interest expense                                       5,995            6,798           7,438             7,369
         Net interest income                                   10,642           10,542          10,804            11,030
         Provision for loan losses                                507              466             564               968
         Securities losses, net                                  (131)               -               -                 -
         Net income                                             2,984            2,883           3,026             2,589
         Earnings per share                                      0.32             0.31            0.33              0.28
         Average common shares outstanding                      9,307            9,294           9,296             9,296

-------------------------------------------------------------------------------
SHAREHOLDERS' INFORMATION
-------------------------------------------------------------------------------

ANNUAL MEETING

The annual meeting of shareholders of Horizon Bancorp, Inc. will be held on April 22, 1997, at The Greenbrier, White Sulphur Springs, West Virginia at 4:00 p.m.

EXECUTIVE OFFICES

       Horizon Bancorp, Inc.
       One Park Avenue
       Beckley, West Virginia  25802-2803
       (304) 255-7000

INDEPENDENT AUDITORS

       Ernst & Young LLP
       900 United Center
       Charleston, West Virginia  25301

FINANCIAL STATEMENTS

During the year, Horizon distributes three interim quarterly financial reports and an annual report. Additionally, Horizon files an annual report on Form 10-K and quarterly reports on Form 10-Q with the Securities and Exchange Commission. Copies of these reports may be obtained without charge upon written request to:
       Mark L. Anderson
       Post Office Box D
       Beckley, West Virginia  25802-2803
       (304) 255-7307

CONTACTS

Analysts, portfolio managers, and others seeking financial information about Horizon Bancorp, Inc. should contact:
       C. Duane Blankenship
       Post Office Box D
       Beckley, West Virginia  25802-2803
       (304) 255-7310
Stock Transfer Agent
       Harris Trust and Savings Bank
       Attn: Shareholder Services Division
       311 West Monroe Street
       Post Office Box A-3504
       Chicago, Illinois  60690-3504
       (312) 461-3309

STOCK LISTING

Horizon's common stock is traded on the NASDAQ National Market System with a ticker symbol of HZWV.
       NASDAQ Market Makers:

       Wheat First Securities
       The Robinson-Humphrey Co., Inc.
       Sandler O'Neill & Partners

NATURE OF BUSINESS

Horizon is a West Virginia multibank holding company with five affiliate banks and twenty locations in southern West Virginia.

EXECUTIVE OFFICERS
       Frank S. Harkins, Jr.
       Chairman of the Board and CEO

       Philip L. McLaughlin
       President and COO

       C. Duane Blankenship
       Vice President and CFO

       E.M. Payne, III
       Secretary

       David W. Hambrick
       Executive Vice President

       Bernard C. McGinnis, III
       Executive Vice President

-------------------------------------------------------------------------------
DIRECTORS

HORIZON BANCORP, INC. AND AFFILIATES

HORIZON BANCORP, INC.

DIRECTORS

Frank S. Harkins, Jr.
   Chairman of the Board and
   Chief Executive Officer

Philip L. McLaughlin
   President and Chief Operating Officer

David W. Hambrick
   Executive Vice President

B. C. McGinnis, III
   Executive Vice President

E. M. Payne, III
John M. Alderson, IV
Jack G. Bazemore
Joseph M. Blankenship
W. H. File, III
Phillip W. Cain
Sharon H. Rowe
Tracy W. Hylton, II
Robert L. Kosnoski
William C. Dolin

Clarence E. Martin
Jack McGinnis
Thomas L. McGinnis
Harper W. Nelson
Rodney H. Pack
R. T. Rogers
James E. Songer
Albert M. Tieche, Jr.
Thomas E. Lilly
Carolyn H. McCulloch

-------------------------------------------------------------------------------
DIRECTORS OF BANK OF RALEIGH

Carolyn H. McCulloch
   Chairman of the Board

Frank S. Harkins, Jr.
   President and Chief Executive Officer

Charles S. Houck
   Executive Vice President

W. H. File, III
Tracy W. Hylton, II
Robert L. Kosnoski
Thomas E. Lilly
Susan S. Landis
Philip L. McLaughlin

E. M. Payne, III
James E. Songer
Albert M. Tieche, Jr.
James E. Songer, II
Scott H. McCulloch

-------------------------------------------------------------------------------
DIRECTORS OF FIRST NATIONAL BANK IN MARLINTON

William E. Kane
   Chairman of the Board
   and President

Harry J. Widney
   Vice President and Vice
   Chairman of the Board

Phillip W. Cain
   Executive Vice President
   and Chief Executive Officer

James E. Baxter
David W. Hambrick
Dolan Irvine

John R. LaRue
Philip L. McLaughlin
Louise B. McNeel
Harper W. Nelson
Jimmie A. Ryder, Sr.

-------------------------------------------------------------------------------
DIRECTORS OF GREENBRIER VALLEY NATIONAL BANK

Norman B. Ream, Jr.
   Chairman of the Board

Philip L. McLaughlin
   President and Chief Executive Officer

David W. Hambrick
   Executive Vice President

John M. Alderson, IV
John Wade Bell, III
L. Wade Griffith
Jesse O. Guills
Frank S. Harkins, Jr.
James A. King

Rodney H. Pack
Robert E. Grist
Sharon H. Rowe
Don R. Smathers
John R. Wilson, D.V.M.

-------------------------------------------------------------------------------
DIRECTORS OF NATIONAL BANK OF SUMMERS OF HINTON

J. Campbell Gwinn
   Chairman of the Board

R. T. Rogers
   Vice Chairman of the Board

Joseph M. Blankenship
   President and Chief
   Executive Officer

James G. Dillon
Frank S. Harkins, Jr.

Jack L. Hellems
Victor G. Morgan
J. M. O'Bryan
Leon Ray Pivont
Earl R. Turner

-------------------------------------------------------------------------------
DIRECTORS OF THE TWENTIETH STREET BANK

B. C. McGinnis, III
   President

Thomas L. McGinnis
   Executive Vice President

Jack G. Bazemore
William C. Dolin
Frank S. Harkins, Jr.
Clarence E. Martin

Jack McGinnis
Philip L. McLaughlin

MEMBER BANKS AND LOCATIONS

BANK OF RALEIGH
      Offices:
        One Park Avenue, Beckley
        Main and South Kanawha Streets, Beckley
        Crossroads Mall, Bradley
        Krogers, Beaver
        Krogers, Lester Square, Sophia
        Krogers, Fountain Square, Oak Hill

NATIONAL BANK OF SUMMERS OF HINTON
      Offices:
        Temple Street, Hinton
        Stokes Drive, Hinton

THE TWENTIETH STREET BANK
      Offices:
        Third Avenue and Twentieth Street, Huntington
        Fifth Avenue and Nineteenth Street, Huntington
        Route 60 East, Huntington
        Church Street, Milton
        Lynn Avenue, Hamlin
        Sheridan Street and Shelton Avenue, West Hamlin

GREENBRIER VALLEY NATIONAL BANK
     Offices:
       Alta Drive, Route 12, Alderson
       109 South Jefferson Street, Lewisburg
       28 Main Street, Rainelle
       709 Nicholas Street, Rupert
       Krogers, Fairlea


FIRST NATIONAL BANK IN MARLINTON
     Office:
       300 Eighth Street, Marlinton

         HORIZON BANCORP, INC. IS AN AFFILIATION OF COMMUNITY BANKS, BOUND TOGETHER BY A COMMON GOAL OF ENHANCING SHAREHOLDER VALUE BY COMPETING MORE EFFECTIVELY IN THE FINANCIAL MARKET PLACE.


                                       61