Form 10-K, Exhibit 13
period 1997-12-31
HORIZON BANCORP INC /WV/
filed 1998-03-30
CIK 730025

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------

EXHIBIT (13) - HORIZON BANCORP, INC. 1997 ANNUAL REPORT
     Consolidated Financial Highlights....................   2       Report of Independent Auditors................ 21
     Letter to Our Shareholders, Customers and                       Consolidated Financial Statements............. 22
        Friends...........................................   3       Notes to Consolidated Financial Statements.... 27
     Management's Discussion & Analysis of                           Shareholders' Information..................... 39
        Financial Condition and Results of                           Directors, Horizon Bancorp, Inc. and
        Operations........................................   5          Affiliates................................. 40


--------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   DECEMBER 31
                                                                                               1997           1996
                                                                                          ------------------------------
              FOR THE PERIOD ENDED
              Net interest income..................................................         $   45,049       $ 44,369
              Noninterest income...................................................              5,897          5,350
              Net income...........................................................             13,827         11,151
              Cash dividends.......................................................              6,935          4,673

              PER SHARE DATA
              Earnings per share - Basic...........................................         $     1.49       $  1.20
              Earnings per share - Diluted.........................................               1.49          1.20
              Cash dividends declared..............................................               0.75          0.62
              Year-end book value..................................................              12.38         11.77

              SELECTED AVERAGE BALANCES
              Total assets.........................................................         $  967,200       $942,448
              Total loans..........................................................            669,467        621,227
              Investment securities................................................            230,123        253,307
              Earning assets.......................................................            907,720        888,531
              Deposits.............................................................            805,834        803,824
              Shareholders' equity.................................................            111,801        105,793

              SELECTED BALANCES AT YEAR-END
              Total assets.........................................................         $1,020,281       $947,068
              Total loans..........................................................            728,239        633,984
              Investment securities................................................            215,418        248,664
              Earning assets.......................................................            957,692        885,103
              Deposits.............................................................            841,307        797,996
              Shareholders' equity.................................................            114,022        109,411

              SELECTED RATIOS
              Return on average equity.............................................             12.37%         10.54%
              Return on average assets.............................................              1.43%          1.18%
              Net interest margin (taxable equivalent).............................              5.21%          5.17%
              Net charge-offs to average total loans...............................              0.27%          0.36%
              Average equity to average assets.....................................             11.56%         11.23%

--------------------------------------------------------------------------------
Letter to Shareholders, Customers, and Friends
--------------------------------------------------------------------------------

DEAR HORIZON SHAREHOLDERS:

We are pleased to share with you the successes achieved by Horizon in 1997. Horizon earned a record $13.8 million, exceeded $1 billion in total assets for the first time in franchise history, and the value of your common stock increased approximately 45 percent.

The key performance indicators for 1997 reflect outstanding results. Return on average assets (ROA) for 1997 was 1.43%, an increase of 21.19% over the 1.18% ROA reported in 1996, while return on average equity (ROE) increased 17.36% from 10.54% in 1996 to 12.37% in 1997. The company's efficiency ratio improved 8.63% from 58.50% in 1996 to 53.45% in 1997. This improvement is a result of the increase in noninterest income, expense control efforts and a strong net interest margin of 5.2%. The loan loss reserve to nonperforming loans ratio improved to 143.37% at December 31, 1997 from 133.54% for 1996.

Horizon utilized its strong capital position and improved ROE in 1997 by successfully closing a cash-for-stock acquisition of approximately $15 million during the third quarter and increasing annual dividends declared 20.91% to $0.75 per common share from the $0.62 per share declared in 1996.

Our historical performance can be attributed to many successes, but our strength has always been and will continue to be our focus on the individual. All that we do is a result of our commitment to the individual customer, employee, and shareholder. Our community-focused management structure allows us to continue to offer financial products and services tailored to meet the needs of our customers through the people who know them best - our employees, their neighbors.

While the financial services industry continues to change through consolidations and an expanding competitor base, Horizon is stronger than ever. We are continually focusing on the future, changing our products and services to meet our customers needs, and leveraging our strengths to reach even higher levels of performance. Horizon is positioned to meet the challenges of a continuously changing financial services industry by responding to our customers more efficiently than our competition and enhancing our franchise through acquisitions.

We are pleased with Horizon's financial performance in 1997 and the growth in shareholder value. We believe that we have developed a solid foundation that will support growth and that is capable of succeeding in a variety of economic circumstances. We are most grateful to our board members, employees, and shareholders for their numerous contributions which enabled us to realize the achievements we have recorded.

We look forward to seeing you at our annual meeting on April 29, 1998, at The Greenbrier, White Sulphur Springs, West Virginia. As always, your comments and suggestions are welcome and appreciated.

                                                  Yours sincerely,


/s/ FRANK S. HARKINS, JR.                         /s/PHILIP L. McLAUGHLIN
-------------------------                         -----------------------
Frank S. Harkins, Jr.                             Philip L. McLaughlin
Chairman of the Board & CEO                       President & COO

                                    FINANCIAL
                                     SUMMARY
                                        &
                                     REVIEW







                              HORIZON BANCORP, INC.

--------------------------------------------------------------------------------
Management's Discussion & Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------


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

                                                                                            TABLE 1
                                                                              FIVE-YEAR SELECTED FINANCIAL SUMMARY
                                                            ---------------------------------------------------------------------
                                                                 1997           1996          1995           1994          1993
                                                            ---------------------------------------------------------------------
OPERATING RESULTS:
   Interest income                                           $   76,370      $ 73,639      $ 70,618      $ 62,231      $ 61,029
   Interest expense                                              31,321        29,270        27,600        21,689        23,189
   Net interest income                                           45,049        44,369        43,018        40,542        37,840
   Provision for loan losses                                      2,402         3,334         2,505         2,264         2,337
   Noninterest income                                             5,897         5,350         4,997         3,857         4,176
   Noninterest expense                                           27,229        29,084        28,021        27,161        25,838
   Provision for income taxes                                     7,488         6,150         6,007         4,849         4,345
   Net income                                                    13,827        11,151        11,482        10,125         9,496
PER SHARE OF COMMON STOCK (1):
   Earnings per share- Basic                                 $     1.49      $   1.20      $   1.23      $   1.09      $   1.02
   Earnings per share- Diluted                               $     1.49      $   1.20      $   1.23      $   1.09      $   1.02
   Dividends declared                                              0.75          0.62          0.53          0.49          0.47
   Book value                                                     12.38         11.76         11.23          9.98          9.56
   Weighted average shares outstanding - Basic                    9,254         9,296         9,298         9,306         9,306
   Weighted average shares outstanding - Diluted                  9,278         9,308         9,301         9,306         9,306
AVERAGE BALANCE SHEET SUMMARY:
   Total loans                                               $  669,467      $621,227      $597,857      $552,202      $509,008
   Investment securities                                        230,123       253,307       242,281       252,023       275,019
   Total assets                                                 967,200       942,448       917,008       870,779       854,794
   Deposits                                                     805,834       803,824       787,803       751,773       742,729
   Equity                                                       111,801       105,793        98,890        90,873        85,966
BALANCES AT YEAR-END:
   Total assets                                              $1,020,281      $947,068      $942,902      $882,606      $864,017
   Total loans                                                  728,239       633,984       620,570       582,206       531,026
   Investment securities                                        215,418       248,664       256,202       237,266       270,009
   Earning assets                                               957,692       885,103       881,447       824,822       813,683
   Deposits                                                     841,307       797,996       805,581       762,619       748,798
   Shareholders' equity                                         114,022       109,411       104,383        92,892        88,943
KEY FINANCIAL RATIOS:
   Average equity to average assets                               11.56%        11.23%        10.78%        10.44%        10.06%
   Return on average assets                                        1.43%         1.18%         1.25%         1.16%         1.11%
   Return on average equity                                       12.37%        10.54%        11.61%        11.14%        11.05%
   Efficiency ratio                                               53.45%        58.50%        58.36%        61.17%        61.50%
   Dividends declared as a percent of net income                  50.34%        51.67%        43.09%        44.95%        46.08%
   Average total loans to average deposits                        83.08%        77.28%        75.89%        73.45%        68.53%
ASSET QUALITY:
   Nonperforming loans to total loans                              1.01%         1.13%         1.26%         1.01%         1.81%
   Nonperforming assets to total assets                            0.78%         0.81%         0.89%         0.79%         1.23%
   Allowance for loan losses to nonperforming loans              143.40%       133.54%       109.27%       138.75%        75.93%
   Allowance for loan losses as a percent of total loans           1.44%         1.52%         1.37%         1.40%         1.37%

(1) Earnings per share for years prior to 1997 have been restated to comply with Statement of Financial Standards No. 128, Earnings Per Share.

EARNINGS SUMMARY

Horizon earned $13,827 for the year ended December 31, 1997, as compared to $11,151 and $11,482 for the years ended December 31, 1996 and 1995, respectively. Basic and diluted earnings per share were $1.49 in 1997, an increase of 24.2% from the $1.20 earned in 1996, following a 2.4% decrease in 1996 from the $1.23 earned in 1995. The increase in 1997 earnings is characterized by enhanced revenue streams, controlled expenses, a reduction in the provision for loan losses, and the absence of the nonrecurring acquisition related charges incurred in 1996.


                           DILUTED EARNINGS PER SHARE


                 1993        1994      1995      1996      1997
                 ----        ----      ----      ----      ----
                $1.02       $1.09     $1.23     $1.20     $1.49



Return on average assets (ROA) measures how effectively Horizon uses its assets to produce net income while return on average equity (ROE) measures income earned compared with the amount of shareholders' investment in Horizon. For the year ended December 31, 1997, Horizon's ROA improved to 1.43%, compared to 1.18% and 1.25% for the years ended December 31, 1996 and 1995. For the year ended December 31, 1997, Horizon's ROE also improved to 12.37%, compared to 10.54% and 11.61% for the years ended December 31, 1996 and 1995. ROA and ROE both increased in 1997 due to higher net income and a growing balance sheet, exclusive of acquisition-related nonrecurring charges of $1,230 incurred in 1996. ROA was 1.31% and ROE was 11.70% in 1996, up 4.8% and 0.8%, respectively when compared to 1995.

Management is not aware of any trends, events or uncertainties that will affect the results of operations. There are no regulatory recommendations, which if implemented, would negatively impact the results of Horizon.


                            RETURN ON AVERAGE ASSETS

                 1993        1994      1995      1996      1997
                 ----        ----      ----      ----      ----
                 1.11%       1.16%     1.25%     1.18%     1.43%


                            RETURN ON AVERAGE EQUITY

                 1993        1994      1995      1996      1997
                 ----        ----      ----      ----      ----
                11.05%      11.14%    11.61%    10.54%    12.37%

NET INTEREST INCOME

Interest income generated by earning assets less interest expense incurred to fund the earning assets or net interest income is Horizon's largest component of earnings. Net interest income is influenced by the volume and relative yield on earning assets and cost of interest bearing liabilities and the relative sensitivity of such assets and liabilities to changes in interest rates. Interest income and net interest income are presented and discussed on a fully tax-equivalent basis, as indicated in Table 2. The "taxable-equivalent basis" adjustment has been included in interest income at a tax rate of 35.0% in 1997, 1996 and 1995.

Net interest income was $47,326 in 1997, an increase of 3.0% over 1996 following a 3.4% increase in 1996 from the 1995 level. In 1997, $2,817 of the increase in interest income was attributable to an increase in the volume of earning assets while $387 was due to changes in interest rates on those assets. As a result, total interest income increased by $3,198 in 1997 over 1996. The increase in volume for 1997 was due primarily to higher lending volume caused by the favorable economic environment in Horizon's market area. The expense of funding these assets, interest expense, increased $1,818 in 1997 to $31,088, primarily due to the introduction of new products and an increase in pricing of existing products, both due to competitive pressures. In 1996, an increase in the interest rate environment increased the rate component of total interest income $657 and interest expense $1,388 over 1995. In 1996, earning asset volume increased total interest income by $2,519, due primarily to higher lending volume caused by the favorable economic environment in Horizon's market area. Likewise, the increasing rate environment in Horizon's market caused depositors to move funds from savings deposits to certificates of deposit creating a corresponding increase in interest expense. In addition, a significant increase of volume from new customers contributed to the increase in interest expense.

On a tax-equivalent basis, net interest margin was strong at 5.2% in 1997, 1996 and 1995. As shown in Table 2, Horizon's net interest margin has remained virtually unchanged over the past three years. This has been accomplished through active asset/liability management of core deposits, which tend to reprice more slowly than interest earning assets.

Average interest earning assets increased $19,189 or 2.2% during 1997 and $28,101 or 3.3% during 1996. Average interest bearing liabilities increased $13,740 or 1.9% in 1997 and $8,301 or 1.2% in 1996. Average total loans increased 7.8% during 1997, compared to an increase of 3.9% during 1996. As previously noted, these increases are representative of current economic activity and efforts by management to extend its market share. The 1997 increase in average total loans has been partially funded through increased average interest bearing deposits. Horizon has attracted additional certificates of deposits while holding rates at levels comparable to 1996. Average federal funds sold have decreased due to Horizon's strong loan demand. The liquidity of federal funds allows management to quickly utilize these assets to fund loans.

Average short-term borrowings, which are principally repurchase agreements and federal funds purchased, increased $10,318 or 47.5% in 1997 following an average balance increase of $1,786 or 9.0% in 1996.

Table 2 summarizes the composition of average interest earning assets and average interest bearing liabilities, along with the related income or expense and the weighted average yield or cost of such funds. Table 3 summarizes changes in interest income and expense by rate and volume.

                                                                             TABLE 2
                                                                       NET INTEREST MARGIN
                                      --------------------------------------------------------------------------------------
                                                  1997                        1996                         1995
                                      --------------------------------------------------------------------------------------
                                        AVERAGE   INCOME/  YIELD/   AVERAGE   INCOME/   YIELD/   AVERAGE   INCOME/  YIELD/
                                        BALANCE   EXPENSE   COST    BALANCE   EXPENSE    COST    BALANCE   EXPENSE   COST
                                      --------------------------------------------------------------------------------------
ASSETS
Interest earning assets:
   Federal funds sold                   $  8,130   $   419    5.2%  $ 13,997   $   810    5.8%   $ 20,292  $  1,157    5.7%
   Investment securities:
     Taxable(3)                          166,727    10,835    6.5    200,584    12,579    6.3     197,495    12,185    6.2
     Tax exempt (1)                       63,396     4,923    7.8     52,723     4,112    7.8      44,786     3,623    8.1
                                      --------------------------------------------------------------------------------------
        Total investment securities      230,123    15,758    6.8    253,307    16,691    6.6     242,281    15,808    6.5

   Total loans (1)(2)                    669,467    62,237    9.3    621,227    57,715    9.3     597,857    55,075    9.2
                                      --------------------------------------------------------------------------------------
           Total earning assets and
                    interest income      907,720    78,414    8.6    888,531    75,216    8.5     860,430    72,040    8.4
Noninterest earning assets:
   Cash and due from banks                33,270                      28,372                       27,607
   Premises and equipment                 16,754                      16,929                       16,321
   Other assets                           19,802                      17,732                       21,149
   Less: Allowance for loan losses       (10,346)                     (9,116)                      (8,499)
                                        --------                    --------                     --------
                       Total assets     $967,200                    $942,448                     $917,008
                                        ========                    ========                     ========

LIABILITIES & SHAREHOLDERS'
EQUITY
Interest bearing liabilities:
   Demand deposits                      $133,255   $ 3,810    2.9%  $137,227   $ 3,700    2.7%   $126,843   $ 3,558    2.8%
   Savings deposits                      171,628     5,276    3.1    201,723     6,592    3.3     208,899     6,435    3.1
   Certificates of deposit               386,704    20,603    5.3    349,215    18,132    5.2     345,908    16,876    4.9
                                      --------------------------------------------------------------------------------------
             Total interest bearing
                           deposits      691,587    29,689    4.3    688,165    28,424    4.1     681,650    26,869    3.9

Short-term borrowings                     32,039     1,399    4.4     21,721       846    3.9      19,935       731    3.7
                                      --------------------------------------------------------------------------------------
             Total interest bearing
                    liabilities and
                   interest expense      723,626    31,088    4.3    709,886    29,270    4.1     701,585    27,600    3.9
                                                   --------------             ---------------               ----------------
Noninterest bearing liabilities:
   Demand deposits                       114,247                     115,659                      106,153
   Other                                  17,526                      11,110                       10,380
                                        --------                    --------                     --------
                  Total liabilities      855,399                     836,655                      818,118
Shareholders' equity                     111,801                     105,793                       98,890
                                        --------                    --------                     --------
              Total liabilities and
               shareholders' equity     $967,200                    $942,448                     $917,008
                                        ========                    ========                     ========
Net interest income                                $47,326                     $45,946                      $44,440
                                                   =======                     =======                      =======
Spread                                                        4.3%                        4.4%                         4.5%
                                                             ====                       =====                         ======
Net interest margin                                           5.2%                        5.2%                         5.2%
                                                             ====                       =====                         ======


(1) Fully taxable equivalent using 35% in 1997 and 1996 and 1995.
(2) Nonaccrual loans are included in average balances.
(3) Average balances of available-for-sale securities are stated at fair value.

                                                                                               TABLE 3
                                                                                         RATE/VOLUME ANALYSIS
                                                                  ------------------------------------------------------------------
                                                                            1997 VS. 1996                    1996 VS. 1995
                                                                          DUE TO CHANGE IN                 DUE TO CHANGE IN
                                                                    VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                                                  ------------------------------------------------------------------
Federal funds sold                                                  $  (310)   $   (81)    $ (391)   $  (367)  $     20    $  (347)
Securities:
   Taxable                                                           (2,187)       443     (1,744)       194        200        394
   Tax-exempt                                                           829        (18)       811        626       (137)       489
                                                                  ------------------------------------------------------------------
                                    Total investment securities      (1,358)       425       (933)       820         63        883
Total loans                                                           4,485         37      4,522      2,066        574      2,640
                                                                  ------------------------------------------------------------------
                                          Total interest income       2,817        381      3,198      2,519        657      3,176

Demand deposits                                                        (109)       219        110        276       (134)       142
Savings deposits                                                       (942)      (374)    (1,316)      (236)       393        157
Certificates of deposit                                               1,987        484      2,471        170      1,086      1,256
Short-term borrowings                                                   441        112        553         72         43        115
                                                                  ------------------------------------------------------------------
                                         Total interest expense       1,377        441      1,818        282      1,388      1,670
                                                                  ------------------------------------------------------------------
                                            Net interest income      $1,440       $(60)    $1,380     $2,237    $  (731)    $1,506
                                                                  ==================================================================

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

NONINTEREST INCOME

Noninterest income has been and will continue to be an important factor in Horizon's profitability enhancement efforts. Management continually evaluates ways to increase noninterest income. As shown in Table 4, noninterest income increased by $547 or 10.2% in 1997 compared to 1996. The 1997 increase reflects growth of $506 or 14.7% in service charges and fees. Service charges increased due to higher deposit balances coupled with increased transactions subject to service charges.

Noninterest income increased in 1996 by $353 or 7.1% due partly to increases in service charges and fees, higher trust income and growth in other income. Service charges and fees increased due to higher deposit balances related to branch purchases from a local bank. Trust income increased due to growth of trust assets. Other income increased due to gains recognized on the sale of other real estate owned and increased insurance commissions.

                                                                                               TABLE 4
                                                                                          NONINTEREST INCOME
                                                                  ------------------------------------------------------------------
                                                                                        YEAR ENDED DECEMBER 31
                                                                       1997         1996         1995         1994         1993
                                                                  ------------------------------------------------------------------
Service charges and fees                                              $3,938        $3,432       $3,256       $2,816       $2,526
Trust income                                                             921           923          887          834          744
Investment securities (losses)gains                                      (18)          (79)        (131)        (533)          87
Other                                                                  1,056         1,074          985          740          819
                                                                  ------------------------------------------------------------------
                                                          Total       $5,897        $5,350       $4,997       $3,857       $4,176
                                                                  ==================================================================

NONINTEREST EXPENSE

Just as management strives to effect change that will enhance noninterest income, it continues to evaluate operations to improve efficiency and reduce operating costs. Noninterest expense decreased $1,855 or 6.4% for the year ended December 31, 1997 and increased $1,063 or 3.8% for the year ended December 31, 1996.

Salaries and employee benefits decreased $33 or 0.3% during 1997 after an increase of $311 or 2.5% during 1996. The salary expense remained fairly consistent from 1996 to 1997 due to nonrecurring severance costs for displaced employees in 1996 and normal salary increases in 1997. For the year ended December 31, 1997, net occupancy expense and equipment expense increased $572 or 15.8% compared to 1996. The increase in net occupancy expense is primarily due to nonrecurring maintenance and repair items. Equipment expense increased as a result of expenses related to the migration of affiliate banks to Horizon's wide area network and conversion to a more efficient communication software linking the company to its outside data processor. Both projects will enhance future earnings by improving customer service to all locations as well as improving the efficiency of internal processes. In 1996, net occupancy and equipment expenses decreased $198 or 5.2%.

Outside data processing expense was virtually unchanged in 1997, increasing $73 or 3.7% from 1996. In 1996, outside data processing increased $10 or 0.5% over 1995.

Deposit insurance and assessments remained relatively stable in 1997 and 1996 after the FDIC lowered the premium for insured deposits.

Advertising expense decreased $52 or 8.9% in 1997 from 1996. In 1996, advertising decreased $173 from 1995. These reductions were due to management's efforts to control expenses.

Other operating expense decreased $2,499 or 25.0% during 1997 compared to an increase of $2,088 or 26.4% during 1996. The decreased expenses in 1997 are partially due to $1.5 million of non-recurring charges related to acquisition costs in 1996. The remaining decrease is due to management's efforts to control these expenses.

                                                                                            TABLE 5
                                                                                       NONINTEREST EXPENSE
                                                             -----------------------------------------------------------------------
                                                                                     YEAR ENDED DECEMBER 31
                                                                  1997          1996          1995           1994          1993
                                                             -----------------------------------------------------------------------
Salaries and employee benefits                                   $12,845       $12,878       $12,567        $11,941       $11,918
Net occupancy and equipment                                        4,196         3,624         3,822          3,145         2,832
Outside data processing                                            2,069         1,996         1,986          1,795         1,582
Federal deposit insurance                                             95            11           986          1,811         1,851
Advertising                                                          533           585           758            760           712
Other                                                              7,491         9,990         7,902          7,709         6,943
                                                             -----------------------------------------------------------------------
                                                     Total       $27,229       $29,084       $28,021        $27,161       $25,838
                                                             =======================================================================

IMPACT OF YEAR 2000

Management has initiated a Company-wide program to assess the need to modify or replace all or portions of its information systems to enable the proper processing of transactions relating to the Year 2000 and beyond. Most of Horizon's core data and item processing systems, telecommunication systems, auxiliary and critical support system services are contracted through major nationally prominent vendors. Primary exposure for Horizon resides in its dependence upon these third party providers for services. Horizon has initiated formal communications with all of its significant outside vendors and suppliers to determine the extent to which Horizon's systems are vulnerable to these third parties' ability to remediate their own Year 2000 issues. Management anticipates completing its analysis during 1998 and to be Year 2000 compliant by December 31, 1998. There is no guarantee that the systems of other companies on which Horizon systems rely will be converted timely and would not have an adverse effect on Horizon's systems. Until a complete analysis of the various alternatives available to the Company is completed, an estimate of the total cost of the Year 2000 project cannot be made. However, management's current assessment is that the overall cost to Horizon of compliance with Year 2000 issues will be immaterial. The costs of the Year 2000 project and the date on which Horizon believes it will be Year 2000 compliant are based upon management's best estimates utilizing numerous assumptions of future events and third party vendor modifications.


INCOME TAXES

Horizon's effective tax rate is defined as applicable income taxes expressed as a percentage of income before income taxes. The effective tax rate was 35.1% in 1997, 35.5% in 1996, and 34.3% in 1995. The decrease in the effective tax rate during 1997 compared to 1996 reflects a decrease in nondeductible acquisition costs and an increase in tax-exempt interest income. Refer to Note 10 in Notes to Consolidated Financial Statements for more information concerning income taxes.

                                                                                            TABLE 6
                                                                                     APPLICABLE INCOME TAXES
                                                             -----------------------------------------------------------------------
                                                                                     YEAR ENDED DECEMBER 31
                                                                  1997          1996          1995           1994          1993
                                                             -----------------------------------------------------------------------
Income before income taxes                                       $21,315       $17,301       $17,489        $14,974       $13,841
Applicable income taxes                                            7,488         6,150         6,007          4,849         4,345
Effective tax rate                                                  35.1%         35.5%         34.3%          32.4%         31.4%

QUARTERLY RESULTS

The results of operations for the first three quarters of 1997 have been disclosed in quarterly reports to shareholders. Note 17 of the Notes to Consolidated Financial Statements provides summarized, unaudited financial data on a quarterly basis.

For the fourth quarter of 1997, net income totaled $3,546. These results represented an increase of $577 or 19.4% from the net income of $2,969 in the fourth quarter of 1996. Diluted earnings per share for the quarter were $0.38, up 18.8% from $0.32 for the fourth quarter of 1996.

When compared with the fourth quarter of 1996, Horizon's fourth quarter 1997 results reflected higher net interest income, higher noninterest income, and lower noninterest expense. Net interest income totaled $11,532 in the fourth quarter of 1997, an increase of $244 or 2.2% from the net interest income total of $11,228 in the fourth quarter of 1996. These improvements are a result of management's efforts to enhance revenue streams, control expenses, and maintain a net interest margin of 5.2%

BALANCE SHEET ANALYSIS

LOANS

Horizon's loan portfolio is its largest earning asset and approximated 71.4% of total assets at December 31, 1997 and 66.9% at December 31, 1996. Total loans were $728,239 at December 31, 1997, an increase of $94,255 or 14.9% from the December 31, 1996 total of $633,984. This follows an increase of $13,414 or 2.2% in 1996 from December 31, 1995. The loan-to-deposit ratio continued its upward trend in 1997, ending the year at 86.6%. This ratio was 79.4% and 77.0% at December 31, 1996 and 1995, respectively.

Commercial loans comprised 31.9% of total loans at December 31, 1997 and 34.5% at December 31, 1996. Commercial loans have increased $13,362 or 6.1% from $218,714 at December 31, 1996 to $232,076 at December 31, 1997. Real estate construction, primarily commercial real estate, loans made up 1.0% of outstanding loans at December 31, 1997 compared to 1.3% at December 31, 1996. This percentage remains steady as generally positive economic conditions continue in Horizon's market area.

Residential real estate loans comprised 37.1% of total loans at December 31, 1997 and 36.0% at December 31, 1996. At December 31, 1997, residential real estate loans totaled $270,149 and represented an increase of $41,702 or 18.3% from the previous year-end. Approximately $15.1 million of the increase is due to an acquisition in 1997. During the twelve months ended December 31, 1996, residential real estate loans increased $1,071 or 0.5%.

Consumer loans totaled $219,736 at December 31, 1997 or 30.2% of total loans. This represented an increase of $40,978 or 22.9% from the December 31, 1996 total of $178,758. Consumer loans are borrowings of individuals for automobiles and household and other personal purposes. The increase is due to the acquisition of an institution in 1997 adding approximately $4.8 million in consumer loans as well as overall growth of the bank. At December 31, 1996, consumer loans decreased $6,039 or 3.3% from December 31, 1995. The primary reason for the decrease was due to increased competition for consumer loans and Horizon's reluctance to reduce underwriting standards to book loans. Credit card loans, included in consumer loans, totaled $15,626 at December 31, 1997. This represented an increase of $852 or 5.8% from $14,774 at December 31, 1996.

                         AVERAGE LOANS/AVERAGE DEPOSITS

                      1993 ....................... 68.53%
                      1994 ....................... 73.45%
                      1995 ....................... 75.89%
                      1996 ....................... 77.28%
                      1997 ....................... 83.08%

                                                                                               TABLE 7
                                                                                       SUMMARY OF LOANS BY TYPE
                                                                  ------------------------------------------------------------------
                                                                       1997         1996         1995         1994         1993
                                                                  ------------------------------------------------------------------
Commercial                                                           $232,076      $218,714     $203,524     $178,798     $164,302
Real estate - construction                                              6,278         8,065        4,873        7,013        9,266
Real estate - mortgage                                                270,149       228,447      227,376      226,567      204,778
Consumer loans                                                        225,642       185,099      192,052      174,530      157,894
                                                                  ------------------------------------------------------------------
                                                    Gross loans       734,145       640,325      627,825      586,908      536,240
Unearned income                                                        (5,906)       (6,341)      (7,255)      (4,702)      (5,214)
                                                                  ------------------------------------------------------------------
                                                    Total loans       728,239       633,984      620,570      582,206      531,026
Allowance for loan losses                                             (10,517)       (9,607)      (8,522)      (8,153)      (7,301)
                                                                  ------------------------------------------------------------------
                                                      Net loans      $717,722      $624,377     $612,048     $574,053     $523,725
                                                                  ==================================================================

During the normal course of business, Horizon's subsidiary banks offer certain financial products to their customers to aid them in meeting their requirements for liquidity and credit enhancement. These products are accounted for as contingent liabilities and, accordingly, they are not reflected in the loan balances until the commitment is funded. These commitments include letters of credit and lines of credit, which are made under various conditions. See Note 14 of the Notes to Consolidated Financial Statements for additional information.

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

                                                                                               TABLE 8
                                                                                       MATURITY RANGES OF LOANS
                                                                  ------------------------------------------------------------------
                                                                      YEAR OR         AFTER ONE        DUE AFTER
                                                                        LESS        THROUGH FIVE       FIVE YEARS         TOTAL
                                                                  ------------------------------------------------------------------
Commercial                                                             $128,373          $62,289         $ 41,414         $232,076
Real estate - construction                                                3,828            1,043            1,407            6,278
Real estate - mortgage                                                   37,111           52,726          180,312          270,149
Consumer loans                                                           40,406          152,774           26,556          219,736
                                                                  ------------------------------------------------------------------
                                                    Total loans        $209,718         $268,832         $249,689         $728,239
                                                                  ==================================================================

Loans with a predetermined interest rate due after one year            $307,914
Loans with a floating interest rate due after one year                 $210,607

INVESTMENT SECURITIES

At December 31, 1997, investment securities totaled $215,418 and declined $33,246 or 13.4% from $248,664 at December 31, 1996. From December 31, 1996 to
December 31, 1997, U.S. Treasury and federal agency securities declined $22,287 or 14.4%, obligations of states and political subdivisions decreased $950 or 1.5%, other securities decreased $4,534 or 31.3% and mortgage-backed securities declined $5,475 or 36.1%. U.S. Treasury and federal agency securities have traditionally represented a substantial portion of the securities portfolio. At December 31, 1997, U.S. Treasury and federal agency securities were $132,552 or 61.5% of the portfolio total and at December 31, 1996, comprised $154,839 or 62.3% of total investment securities. The changes in the investment categories represents Horizon's efforts to maximize interest income from its investment portfolio.

The investment portfolio decreased $7,538 or 2.9% from December 31, 1995 to December 31, 1996 to fund loan growth.

Investment securities provide a source of liquidity along with opportunities to manage the yield on earning assets. They are also used for pledging of public deposits. The U.S. Treasury and federal agency securities are highly rated and a portion of this portfolio is frequently used for pledging of public funds or securities sold under agreements to repurchase.

Securities of states and political subdivisions totaled $63,234 at December 31, 1997, and decreased $950 or 1.5% from the previous year. This follows an increase of $16,557 or 34.8% from December 31, 1995 to December 31, 1996. Horizon's investments in municipal securities are primarily limited to publicly issued securities of municipalities with a rating of A1 or better and unrated general obligation securities of municipalities in the market area.

                                                                                               TABLE 9
                                                                                         SECURITIES PORTFOLIO
                                                                  ------------------------------------------------------------------
                                                                       1997         1996         1995         1994         1993
                                                                  ------------------------------------------------------------------
U.S. Treasury and federal agencies-AFS                               $132,552      $154,839     $139,090     $ 73,407     $     --
U.S. Treasury and federal agencies-HTM                                     --            --       31,057       91,686      195,486
States and political subdivisions-AFS                                  21,680        21,443       11,481           --           --
States and political subdivisions-HTM                                  41,554        42,741       36,146       45,775       46,951
Other securities-AFS                                                    9,960        14,494       19,367        4,248           --
Other securities-HTM                                                       --             -          100        1,580        7,287
Mortgage-backed securities-AFS                                          9,672        15,147       18,961       20,508           --
Mortgage-backed securities-HTM                                             --            --           --           62       20,285
                                                                  ------------------------------------------------------------------
                                                          Total      $215,418      $248,664     $256,202     $237,266     $270,009
                                                                  ==================================================================

Horizon's mortgage-backed securities are subject to prepayment risk and market risk since the mortgages related to these securities can prepay at any time without penalties. This risk occurs when interest rates decline, causing the securities to lose value since the term and the income stream of the securities have shortened due to prepayments. Mortgage-backed securities totaled $9,672 at December 31, 1997, a decrease of $5,475 or 36.1% from the December 31, 1996 total of $15,147. The decrease was from principal payments received during the year. All mortgage-backed securities are currently rated as investment grade; however, changes in market rates could lead to a loss in market value despite the securities carrying a rating of investment grade. Horizon's portfolio contains no high-risk mortgage-backed securities such as interest-only or principal-only securities. No purchases of mortgage-backed securities were made during 1997 or 1996.

Other than investments in U.S. Treasury and federal agencies securities, no single investment comprises more than 10% of the portfolio. Horizon's investment portfolio contains no high-risk securities or securities that could be expected to change in market value more than traditional debt securities.

At December 31, 1997, 80.7% of Horizon's securities were available-for-sale and 19.3% were held-to-maturity. The unrealized gain on available-for-sale securities, net of deferred taxes, totaled $1,098 at December 31, 1997. At December 31, 1996, 82.8% of Horizon's securities were available-for-sale and 17.2% of its securities were held-to-maturity. The unrealized gain on available-for-sale securities, net of deferred taxes, totaled $645 at December 31, 1996.

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
                                    1 YEAR    AVG.      YEARS     AVG.     YEARS     AVG.     YEARS    AVG.    CARRYING    AVG.
                                    AMOUNT    YIELD    AMOUNT     YIELD    AMOUNT    YIELD   AMOUNT    YIELD     VALUE     YIELD
                                  -------------------------------------------------------------------------------------------------
U.S. Treasury-AFS                   $21,483    6.20%    $32,376    6.33%   $    --      --%   $    --     --%   $ 53,859    6.28%
Federal agencies-AFS                 12,238    5.81      28,193    6.53     38,262    7.20         --     --      78,693    6.74
States and political
   subdivisions-AFS                     214    7.73       7,989    8.19      8,314    7.54      5,163   8.31      21,680    7.96
States and political
   subdivisions-HTM                     612    8.74      13,332    7.62     21,485    7.61      6,125   8.18      41,554    7.71
Other securities-AFS                     --      --       5,727    7.40      2,082    7.10      2,151   6.32       9,960    7.09
Mortgage-backed securities-AFS          318    8.11       2,306    7.11      1,300    6.21      5,748   5.94       9,672    6.33
                                  -------------------------------------------------------------------------------------------------
    Total investment securities     $34,865    6.14%    $89,923    6.38%   $71,443    7.14%   $19,187   6.56%   $215,418    6.61%
                                  =================================================================================================

DEPOSITS

Horizon offers a diverse range of products to its customers, including interest bearing and noninterest bearing demand accounts, savings accounts, and certificates of deposit. Horizon does not actively compete solely on the basis of market interest rates.

Total deposits increased $43,311 or 5.4% when compared with the December 31, 1996 total of $797,996. The acquisition of Beckley Federal in the third quarter of 1997 added $31,824 to total deposits. During 1996, total deposits decreased $7,585 or 1.0%, partially due to the sale of a branch by one of Horizon's subsidiary banks on October 31, 1996. Deposits involved in this transaction totaled $4,818.

Noninterest bearing deposits totaled $113,415 at December 31, 1997, a decrease of $6,416 or 5.4% from December 31, 1996. This follows an increase of $3,303 from December 31, 1995 to December 31, 1996. The shift from noninterest bearing deposits to interest bearing is due to the intense competition for deposits by bank and nonbank companies as well as customers being more conscious of other interest bearing options. Horizon's community banking philosophy and resulting personalized customer service will aid in maintaining its deposit base.

Certificates of deposit in denominations of $100 or more are included in interest bearing deposits and totaled $77,444 at December 31, 1997. This is an increase of $12,271 or 18.8% from the December 31, 1996 total of $65,173. Maturities of certificates of deposit of $100,000 or more are shown in Table 11. The growth in large denomination certificates of deposit is attributed to slightly higher rates offered on the certificates of deposit during 1997 compared to the rate paid in 1996. Large denomination certificates of deposit comprise 9.2% of total deposits at December 31, 1997, compared to 8.2% at December 31, 1996. Established customers maintain most of the large certificates of deposit and Horizon manages these relationships to maintain its deposit base.

                                                                                                TABLE 11
                                                                                     MATURITIES OF CERTIFICATES OF
                                                                                      DEPOSIT OF $100,000 OR MORE
                                                                      -------------------------------------------------------------
                                                                                           AS OF DECEMBER 31
                                                                          1997        1996        1995        1994        1993
                                                                      -------------------------------------------------------------
Three months or less                                                     $25,750     $23,211     $22,868     $17,610     $16,001
Over three months through six months                                      15,881      11,885      12,652      11,692       8,519
Over six months through twelve months                                     20,731      20,459      12,842       9,533      10,230
Over twelve months                                                        15,082       9,618      11,481       7,398       4,046
                                                                      -------------------------------------------------------------
                                                              Total      $77,444     $65,173     $59,843     $46,233     $38,796
                                                                      =============================================================

BORROWED FUNDS

Short-term borrowings consist of securities sold under agreements to repurchase and federal funds purchased. Repurchase agreements are used primarily for customer accommodation and federal funds purchased are used to meet daily liquidity needs. At December 31, 1997, short-term borrowings totaled $42,642 and were comprised of $42,142 in securities sold under agreements to repurchase and $500 in federal funds purchased. This total is compared to $20,464 in securities sold under agreements to repurchase and $8,690 in federal funds purchased at December 31, 1996. The average daily balance of short-term borrowings in 1997 was $32,039 at a weighted average rate of 4.4%. In 1996, the average daily balance of short-term borrowings was $21,721 and $19,935 in 1995.

Refer to Note 8 in Notes to Consolidated Financial Statements for additional information on short-term borrowings.

SHAREHOLDERS' EQUITY

Shareholders' equity increased $4,611 or 4.2% at December 31, 1997, from $109,411 at December 31, 1996. The increase was due to the retention of earnings of $6,892 (net of dividends paid), an increase in unrealized gain on available-for-sale securities of $453, and the purchase of $2,763 in treasury shares. A frequent measure of capital adequacy is the primary capital ratio, which was 11.6% at December 31, 1996 and 11.1% at December 31, 1997. Horizon's strong capital position enables Horizon to continually pursue acquisitions and other growth opportunities.

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

The regulatory capital standards classify capital into two tiers, referred to as Tier I and Total Capital. Tier I Capital consists of common shareholders' equity less intangibles and unrealized gain on available-for-sale securities (plus unrealized loss on available-for-sale securities). Total Capital consists of Tier I Capital plus the allowance for loan losses limited to 1.25% of risk-weighted assets. In determining risk-based capital requirements, assets are assigned risk weights of 0% to 100%, which are determined by the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The minimum standard for Total Capital, Tier I Capital, and Average Ratio is 8%, 4%, and 4%, respectively.

Horizon's risk-weighted capital ratios significantly exceed the regulatory minimums and the regulatory standards to be classified as "well capitalized." Well-capitalized institutions receive the most favorable deposit insurance premiums. Refer to Note 13 in Notes to Consolidated Financial Statements for more discussion of regulatory matters.

In 1997, dividends paid to shareholders totaled $0.75 per share compared to the $0.62 paid in 1996. The portion of earnings returned to shareholders in the form of dividends was 50.3% in 1997 and 51.7% in 1996. Subsidiary banks are expected to have adequate earnings in future years to fund payment of shareholders' dividends and internal growth.

ASSET QUALITY

Reported in Table 12 is a five-year comparison of nonperforming assets, which includes loans not accruing interest, past due loans over 90 days, foreclosed properties in the process of liquidation and other loans, the terms of which have been restructured to enable the borrower to repay. Nonperforming assets were $7,950 or 0.8% of total assets at year-end 1997. While levels of nonperforming assets are susceptible to fluctuations in the economy, Horizon works to keep its level of nonperforming assets at the relatively low level as demonstrated in Table 12.

Loans ninety days past due and accruing interest were 0.45% of total loans at year-end 1997 compared to 0.59% and 0.52% at year-end 1996 and 1995.

Nonaccrual loans are non earning assets reported in accordance with regulatory standards or generally accepted accounting principles. They are loans for which, in the opinion of management, the full collection of principal and interest is unlikely. Generally, loans, including those in the consumer category, are placed on nonaccural status when repossession, foreclosure or bankruptcy proceedings are initiated, financial distress on the part of the borrower becomes known, or when payments are delinquent over 90 days. If collateral appears sufficient to prevent loss and insure full collection, an exception to the policy may be made. Loans may be placed on nonaccrual status prior to becoming ninety days past due if it is anticipated that interest or any part of principal may not be collected. For real estate loans, the asset is transferred to "Other Real Estate Owned" (OREO) upon foreclosure and carried at the lower of the outstanding balance or the fair market value of the property based upon current appraisals and other current market trends less estimated selling expenses.

                           ALLOWANCE FOR LOAN LOSSES/
                              NONPERFORMING LOANS

                              ALLOWANCES FOR       NONPERFORMING
                               LOAN LOSSES             LOANS
                               -----------             -----
                  1993            $ 7.3                $ 9.6
                  1994            $ 8.2                $ 5.9
                  1995            $ 8.5                $ 7.8
                  1996            $ 9.6                $ 7.2
                  1997            $10.5                $ 7.3



The amount of loans not accruing interest increased $577 or 16.6% at December 31, 1997, from the level reported in 1996. At December 31, 1997, these loans constituted 0.6% of total loans compared to 0.6% and 0.7% at December 31, 1996 and 1995, respectively. The fluctuations from 1995 to 1996 were due primarily to a few commercial borrowers moving to nonaccrual status in 1995. These loans migrated to charge-offs in 1996.

Other real estate owned totaled $616 at December 31, 1997, a increase of $182 or 41.9% from $434 at December 31, 1996. This follows a decline of $124 or 22.2% from 1995 to 1996. Management anticipates no significant difficulty in disposing of other real estate and believes that no significant losses are inherent in this nonearning asset category. If a material decline is noted in the value of tracts of other real estate, write-downs will occur upon receipt of appraisals or other information, which indicates deterioration in the fair value.

                                                                                                   TABLE 12
                                                                                           ANALYSIS OF ASSET QUALITY
                                                                           ---------------------------------------------------------
                                                                              1997       1996       1995        1994        1993
                                                                           ---------------------------------------------------------
Nonaccruing loans                                                             $4,043     $3,466     $4,556     $3,473      $ 8,397
Loans ninety days past due and accruing interest                               3,291      3,728      3,243      2,403        1,219
                                                                           ---------------------------------------------------------
                                               Total nonperforming loans       7,334      7,194      7,799      5,876        9,616
Other real estate owned                                                          616        434        558      1,023        1,050
Insubstance foreclosures                                                          --         --         --         88           --
                                                                           ---------------------------------------------------------
                                              Total nonperforming assets      $7,950     $7,628     $8,357     $6,987      $10,666
                                                                           =========================================================

Nonperforming loans to total loans                                              1.01%      1.13%      1.26%      1.01%        1.81%
Nonperforming assets to total assets                                            0.78%      0.81%      0.89%      0.79%        1.23%
Allowance for loan losses to nonperforming loans                              143.40%    133.54%    109.27%    138.75%       75.93%



ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained by management at a level believed adequate to absorb losses in the loan portfolio. Management reviews the adequacy of the allowance in a systematic manner on a periodic basis. Factors used when determining the adequacy of the allowance for loan losses include the trend in loan growth, general economic conditions, previous loan loss experience and the collectibility of higher risk loans. The evaluation of the adequacy of the allowance for loan losses is inherently subjective and requires management to make assumptions including the amount and timing of future cash flows and collateral values that affect the determination of the allowance. Actual results could differ from those estimates.

Horizon maintains an internal loan review system to determine the adequacy of the allowance for loan losses. Credits classified as higher risk due to dollar amount or specified qualitative characteristics are reviewed on a periodic basis to determine potential loss exposure. Reserves resulting from this analysis, supplemented by historical charge-off analysis for loans not specifically evaluated are considered allocated reserves and are supplemented by an unallocated amount. This unallocated amount is determined by analyzing potential exposure in the loan portfolio and other trends and factors including, but not limited to, economic conditions and market trends. Management considers the allowance for loan losses adequate to absorb possible losses from loans.

At December 31, 1997, the allowance for loan losses was $10,517 or 1.44% of total year-end loans compared to 1.52% at December 31, 1996 and 1.37% at December 31, 1995. These fluctuations result from changes in the underlying quantitative and qualitative factors considered by management in evaluating the adequacy of the allowance. A summary of the allowance for loan losses allocated by type of loan and a detailed history of the allowance for loan losses, illustrating charge-offs and recoveries by loan type and the annual provision for loan losses over the past five years are included in Tables 13 and 14.

The allocation in Table 13 is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

                                                                            TABLE 13
                                                                ALLOCATION OF THE ALLOWANCE FOR
                                                                    LOAN LOSSES BY LOAN TYPE
                            --------------------------------------------------------------------------------------------------------
                                                                          DECEMBER 31
                            --------------------------------------------------------------------------------------------------------
                                    1997                 1996                 1995                1994                 1993
                            --------------------------------------------------------------------------------------------------------
                                        PERCENT              PERCENT              PERCENT             PERCENT              PERCENT
                                           OF                   OF                  OF                   OF                   OF
                                         TOTAL                TOTAL                TOTAL               TOTAL                TOTAL
                              AMOUNT     LOANS     AMOUNT     LOANS     AMOUNT     LOANS    AMOUNT     LOANS     AMOUNT     LOANS
                            --------------------------------------------------------------------------------------------------------
Commercial                    $ 4,732      33%      $4,318      35%      $3,600      33%     $2,960      30%      $3,353      31%
Real estate - construction         97       1%         200       1%         328       1%        507       1%         498       2%
Real estate - residential         912      35%       1,337      36%       1,350      36%      1,337      39%       1,296      38%
Consumer loans                  3,373      31%       3,145      28%       2,639      30%      2,651      30%       1,784      29%
Unallocated                     1,403      --          607      --          605      --         698      --          370      --
                            --------------------------------------------------------------------------------------------------------
                    Total     $10,517     100%      $9,607     100%      $8,522     100%     $8,153     100%      $7,301     100%
                            ========================================================================================================

The provision for loan losses in 1997 was $2,402, down from the $3,334 provision in 1996 and the $2,505 provision in 1995. During the fourth quarter of 1997 Horizon increased its provision for loan losses by approximately $500 for potential exposure on indirect loans made by two of its subsidiary banks. The banks are in the process of obtaining additional collateral and no additional provision is anticipated for these credits. Management feels the provision is adequate to maintain the allowance at the current level which is supported by Horizon's internal monitoring system.

                           PROVISION FOR LOAN LOSSES/
                                NET CHARGE-OFFS

                               PROVISION FOR
                                LOAN LOSSES       NET CHARGE-OFFS
                                -----------       ---------------
                  1993             $2.3                $1.4
                  1994             $2.3                $1.4
                  1995             $2.5                $2.1
                  1996             $3.3                $2.3
                  1997             $2.4                $1.8


Net charge-offs in 1997 decreased $444 or 19.7% from 1996. This increase follows an increase of $113 or 5.3% in 1996 from 1995 net charge-offs. Net charge-offs as a percentage of average total loans decreased to 0.3% in 1997 as compared to 0.4% in 1996 and 1995. Although the dollar amount of net charge-offs has remained reasonably low, charge-offs could increase in the coming months due to the increase in the total dollar amount of loans. These factors were considered in determining the adequacy of the allowance for loan losses which, at December 31, 1997, was sufficient to absorb nearly 5.8 times the amount of net charge-offs experienced during 1997.

Management is not aware of any loans in which possible credit problems of the borrowers cause doubt as to repayment ability. In addition, management is not aware of any potential problem loans that have not been considered in the determination of the adequacy of the allowance for loan losses.

                                                                                               TABLE 14
                                                                                      ALLOWANCE FOR LOAN LOSSES
                                                                  -----------------------------------------------------------------
                                                                       1997         1996         1995         1994         1993
                                                                  -----------------------------------------------------------------
Balance at beginning of year                                          $9,607        $8,522       $8,153       $7,301       $6,410
  Allowance of acquired institution                                      309            --           --           --           --
Provision for loan losses                                              2,402         3,334        2,505        2,264        2,337
Loans charged-off:
   Commercial                                                            707         1,432        1,039          579        1,158
   Real estate                                                           122            61           89          191          461
   Revolving credit                                                       15           414          214          188           41
   Other consumer                                                      3,009         1,729        1,447        1,122          942
                                                                  -----------------------------------------------------------------
                                                          Total        3,853         3,636        2,789        2,080        2,602

Recoveries:
   Commercial                                                          1,213           775          101          199          706
   Real estate                                                            63            25           22           38          102
   Revolving credit                                                        8            59           42           23            8
   Other consumer                                                        768           528          488          408          340
                                                                  -----------------------------------------------------------------
                                                          Total        2,052         1,387          653          668        1,156
                                                                  -----------------------------------------------------------------
Net charge-offs                                                        1,801         2,249        2,136        1,412        1,446
                                                                  -----------------------------------------------------------------
                                            Balance at year end      $10,517        $9,607       $8,522       $8,153       $7,301
                                                                  =================================================================

Percentage of net charge-offs to average loans                          0.27%         0.36%        0.36%        0.26%        0.28%
Percentage of allowance for loan losses to total loans                  1.44%         1.52%        1.37%        1.40%        1.37%
Earnings coverage of net charge-offs                                    7.66X         4.96X        5.38X        7.17X        6.57X

LIQUIDITY AND INTEREST RATE SENSITIVITY

The primary objective of asset/liability management is to maintain sufficient liquidity to meet funding requirements of customers and achieve stability in net interest income through various market rate and economic cycles. A major contributor to accomplishment of this goal is maintaining a stable base of core deposits and other interest bearing funds. Other factors, which help to maintain liquidity, include an adequate amount of readily marketable assets and a diversified customer base in the market area. Adequate earnings and capital also enhance liquidity.

Horizon's interest rate risk management process identifies areas of interest rate risk in various interest rate scenarios. Management then utilizes the information to assess the earnings potential in various interest rate environments, make timely pricing decisions, and provide cost effective oversight.

Rate sensitive assets and liabilities are those which can be repriced to prevailing market rates within a short time, generally one year. Management places emphasis on monitoring the rate sensitivity of earning assets and interest bearing liabilities within the one-year time period. Table 15 illustrates the rate sensitivity position of Horizon within the one-year time period at December 31, 1997. Readers are reminded that this is a static analysis of the position at a particular point in time. Actual results may vary from the position detailed in Table 15. While Table 15 depicts repricing opportunities, Table 16 portrays expected maturities.

Marketable and maturing securities have historically been a primary source of funds to meet customers' liquidity needs. At December 31, 1997, approximately 16% of the securities portfolio matures or reprices within one year. At December 31, 1997, all of the securities held were rated as investment quality and 80.5% of the portfolio was classified as available-for-sale and could be sold to satisfy liquidity requirements, if needed. Subsidiary banks also invest excess funds into overnight instruments known as federal funds sold with correspondent banks and these averaged $8,130 during 1997.

Two subsidiary banks of Horizon are members of the Federal Home Loan Bank of Pittsburgh and formal lines of credit have been established for borrowing up to $131,000, if the need arises. Refer to Note 8 of the Consolidated Financial Statements for additional information on the relationship with the Federal Home Loan Bank of Pittsburgh.

Table 16 shows that Horizon has a large amount of interest bearing deposits that reprice within one year, primarily savings deposits, money market deposits, and interest bearing demand deposits. Many of these deposit accounts are considered stable and have traditionally not been subject to fluctuations in market rates offered.

Another area of consideration in the rate sensitivity area is the fact that at December 31, 1997, $9,672 in mortgage-backed securities was held in the portfolio. Mortgage-backed securities have maturity and cash flow tendencies that vary with the level of market interest rates. Earning assets of this nature show amounts in time categories greater than one year; however, part of these balances may be subject to repricing within one year because refinancing activity may impact the actual cash flows from these instruments.

Horizon's cash and cash equivalents, defined as cash and due from banks and federal funds sold, is a product of its operating, investing, and financing activities. Cash provided by operating activities increased by 28.7% in 1997 after decreasing by 14.3% in 1996. These increases and decreases are due primarily to changes in other assets and liabilities. In 1997, net cash was provided by financing activities due to the increase in deposits, long and short-term borrowings. In 1996, net cash was used in financing activities due to the slight decrease in deposits. In 1995, net cash was provided by financing activities due to significant increases in deposits and the sale of a branch.

Management of liquidity involves meeting the potential funding needs of loan and deposit customers and any unexpected cash requirements. Interest rate sensitivity management seeks to maintain or increase net interest income while reducing exposure to movements in interest rates. Horizon's Asset/Liability Committee formulates liquidity strategies and seeks to maintain a proper mix of interest sensitive assets and liabilities while achieving an interest margin that is consistent with the risk involved.

Horizon's goal is to minimize volatility in net interest income. As detailed in Table 15, the one-year cumulative interest sensitivity gap is (60.99)% at December 31, 1997. The liability sensitive gap is a result of assuming that interest bearing demand deposits, money market deposits, and savings deposits will reprice in the one-to-three month sensitivity timeframe. These deposits total $311,395, however, a majority is considered stable and not subject to movement due to rate fluctuations.

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

Management is not aware of any trends, events, or uncertainties, either favorable or unfavorable, which are likely to affect Horizon's liquidity. Currently, there are no recommendations from regulators concerning liquidity or rate sensitivity that, if implemented, would have a material effect on Horizon.

                                                                                               TABLE 15
                                                                                     INTEREST SENSITIVITY ANALYSIS
                                                                  ------------------------------------------------------------------
                                                                                           DECEMBER 31, 1997
                                                                  ------------------------------------------------------------------
                                                                       1-3           3-6        OVER 6        TOTAL        OVER
                                                                      MONTHS       MONTHS       MONTHS      ONE YEAR     ONE YEAR
                                                                  ------------------------------------------------------------------
Assets                                                              $ 211,879     $  44,377    $  87,868    $ 344,124     $613,566
Liabilities                                                         $ 457,886     $  94,469    $ 102,896    $ 655,251     $122,385
Cumulative Gap                                                      $(246,007)    $(296,099)   $(311,127)   $(311,127)    $491,181
Ratio of interest sensitive assets to interest sensitive
   liabilities                                                          46.27%        46.98%       85.39%       52.52%
Ratio of one year cumulative gap to total assets on
   December 31, 1997                                                   (60.99)%


The following table provides information about Horizon's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities and liabilities with contractual maturities, the table presents principal cash flows and related weighted average interest rates by contractual maturities as well as Horizon's historical experience of the impact of interest rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (e.g., DDA, interest checking, savings and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted average interest rates based on Horizon's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. Horizon does not consider these financial instruments materially sensitive to interest rate fluctuations and historically the balances have remained fairly constant over various economic conditions. The weighted average interest rates for the various assets and liabilities presented are actual as of December 31, 1997.

                       TABLE 16 - MARKET RISK DISCLOSURES
                          PRINCIPAL AMOUNT MATURING IN:

                                                                                                                        ESTIMATED
                                                                                                                        FAIR VALUE
                                                                                                                       DECEMBER 31,
(Dollars in thousands)                   1998         1999        2000        2001        2002   THEREAFTER    TOTAL       1997
                                     ----------------------------------------------------------------------------------------------
RATE SENSITIVE ASSETS:
Fixed interest rate loans             51,540       56,994       56,361      58,008      63,281      73,270    359,454      361,130
 Average interest rate                 9.27%        9.39%        9.98%       9.73%       9.54%        8.90%
Variable interest rate loans         158,178        8,372        9,611       7,437       8,768     176,419    368,785      370,598
  Average interest rate                 9.48%        6.78%        8.19%       7.56%       7.63%       6.98%
Fixed interest rate securities        30,091       34,435       19,101      13,870      19,175      86,148    202,820      206,078
  Average interest rate                 6.02%        6.35%        6.47%       5.83%       5.76%       6.08%
Variable interest rate securities      4,463           --           --          --         100       6,176     10,739       10,557
  Average interest rate                 4.79%          --           --          --        7.87%       6.85%
Other interest-bearing assets         14,035           --           --          --          --          --     14,035       14,035
  Average interest rate                 5.28%          --           --          --          --          --

RATE SENSITIVE LIABILITIES:
Non interest-bearing deposits        113,415           --           --          --          --          --    113,415      113,415
  Average interest rate                 0.00%          --           --          --          --          --
Savings & interest-bearing checking  301,630           --           --          --          --          --    301,630      301,630
  Average interest rate                 2.97%          --           --          --          --          --
Time-deposits                        292,674       63,677       17,118       3,038      49,640         115    426,262      431,813
  Average interest rate                 5.42%        5.88%        5.76%       5.99%       5.36%       3.14%
Fixed interest rate borrowings            16           16           18          20          20          12        102          102
  Average interest rate                 6.00%        6.00%        6.00%       6.00%       6.00%       6.00%
Variable interest rate borrowings     46,442          800          800         800         800          --     49,642       49,642
  Average interest rate                 4.91%        6.85%        6.85%       6.85%       6.85%         --

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

MARKET AND DIVIDEND INFORMATION

During 1994, Horizon's stock became listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) System under the symbol HZWV. Table 17 summarizes the range of prices of common stock and dividends declared for each quarter of 1997 and 1996.

                                                              TABLE 17
                  --------------------------------------------------------------------------------------------------
                         QUARTER                 STOCK PRICE RANGE              DIVIDEND DECLARED PER SHARE
                  --------------------------------------------------------------------------------------------------
                    4th Quarter 1997                 $27.00-33.25                            $0.24
                    3rd Quarter 1997                 $25.25-34.50                            $0.17
                    2nd Quarter 1997                 $23.52-26.75                            $0.17
                    1st Quarter 1997                 $19.25-24.50                            $0.17

                    4th Quarter 1996                 $19.25-20.75                            $0.17
                    3rd Quarter 1996                 $19.25-21.25                            $0.15
                    2nd Quarter 1996                 $19.00-22.00                            $0.15
                    1st Quarter 1996                 $19.50-22.13                            $0.15

Owners of Horizon common stock receive dividends from available funds when declared by the Board of Directors of Horizon. The Board of Directors intends to continue the policy of paying quarterly cash dividends. Future dividends will depend upon earnings of Horizon and its subsidiaries, their financial condition and other factors, which include government regulation and policies. Refer to
Note 13 in the consolidated financial statements for restrictions on subsidiary dividends, the primary source of funds for dividends paid by Horizon to its shareholders.

During 1996, Horizon instituted a dividend reinvestment plan for its shareholders. Existing shareholders may elect to have all or a portion of their quarterly dividends reinvested in Horizon stock at the current market price. Costs of the dividend reinvestment plan are borne by Horizon.

At March 5, 1998, there were 2,585 holders of record of Horizon common stock.

FORWARD LOOKING INFORMATION

The statements in this 1997 Annual Report, which are not historical fact, are forward-looking statements that involve risks and uncertainties, including but not limited to, the interest rate environment, the effects of federal and state banking laws and regulations, the effect of federal, state, and local tax laws and regulations, the impact of competition on products and pricing, and other risks detailed in Horizon's filings with the Securities and Exchange Commission. There is no assurance that actual results in the future will not differ significantly from expectations.

-------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

To the Shareholders and Board of Directors
Horizon Bancorp, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Horizon Bancorp, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 consolidated financial statements of Twentieth Bancorp, Inc. and subsidiary (Twentieth) which statements reflect total interest income constituting 34% of the related consolidated total. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Twentieth, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and, for 1995, the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Horizon Bancorp, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                      /s/ ERNST & YOUNG LLP



Charleston, West Virginia
February 13, 1998

                                  CONSOLIDATED

                                    FINANCIAL

                                   STATEMENTS

                                        &

                                      NOTES








                              HORIZON BANCORP, INC.

-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS

HORIZON BANCORP, INC.
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                              DECEMBER 31
                                                                                         1997            1996
                                                                                    --------------------------------
ASSETS
Cash and due from banks                                                                 $   31,262       $ 36,503
Federal funds sold                                                                          14,035          2,455
                                                                                    --------------------------------
                                                        Cash and cash equivalents           45,297         38,958
Investment securities:
   Available-for-sale at fair value                                                        173,864        205,923
   Held-to-maturity (approximate fair value of $42,771 and
     $43,354 at December 31, 1997 and 1996)                                                 41,554         42,741

Total loans                                                                                728,239        633,984
Less: Allowance for loan losses                                                            (10,517)        (9,607)
                                                                                    --------------------------------
                                                                        Net loans          717,722        624,377

Premises and equipment, net                                                                 17,123         16,580
Accrued interest receivable and other assets                                                24,721         18,489
                                                                                    --------------------------------
                                                                     Total assets       $1,020,281       $947,068
                                                                                    ================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Non-interest bearing                                                                 $  113,415       $119,831
   Interest bearing                                                                        727,892        678,165
                                                                                    --------------------------------
                                                                   Total deposits          841,307        797,996
Short-term borrowings                                                                       42,642         29,154
Long-term borrowings                                                                         7,102           -
Accrued interest payable and other liabilities                                              15,208         10,507
                                                                                    --------------------------------
                                                                Total liabilities          906,259        837,657
Shareholders' Equity:
   Common stock, $1 par value; 20,000 shares authorized and 9,316 shares issued, including 106 and 11 shares in treasury at December 31, 1997 and 1996
                                                                                             9,310          9,308
   Capital surplus                                                                          19,784         19,757
   Retained earnings                                                                        86,768         79,876
   Treasury stock, at cost                                                                  (2,938)          (175)
   Unrealized gain on available-for-sale securities, net                                     1,098            645
                                                                                    --------------------------------
                                                       Total shareholders' equity          114,022        109,411
                                                                                    --------------------------------
                                       Total liabilities and shareholders' equity       $1,020,281       $947,068
                                                                                    ================================


See notes to consolidated financial statements.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME

HORIZON BANCORP, INC.
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    YEAR ENDED DECEMBER 31
                                                                               1997         1996          1995
                                                                           -----------------------------------------
Interest income:
   Interest and fees on loans                                                  $61,916      $57,577      $54,921
   Interest and dividends on investment securities:
     Taxable                                                                    10,835       12,579       12,185
     Tax-exempt                                                                  3,200        2,673        2,355
   Federal funds sold and other                                                    419          810        1,157
                                                                           -----------------------------------------
                                                   Total interest income        76,370       73,639       70,618

Interest expense:
   Deposits                                                                     29,921       28,424       26,869
   Short-term borrowings                                                         1,352          846          731
   Other                                                                            48            -            -
                                                                           -----------------------------------------
                                                  Total interest expense        31,321       29,270       27,600
                                                                           -----------------------------------------
                                                     Net interest income        45,049       44,369       43,018
Provision for loan losses                                                        2,402        3,334        2,505
                                                                           -----------------------------------------
                     Net interest income after provision for loan losses        42,647       41,035       40,513

Other income:
   Service charges and fees                                                      3,938        3,432        3,256
   Trust income                                                                    921          923          887
   Investment securities losses                                                    (18)         (79)        (131)
   Other                                                                         1,056        1,074          985
                                                                           -----------------------------------------
                                                      Total other income         5,897        5,350        4,997

Other expenses:
   Salaries and employee benefits                                               12,845       12,878       12,567
   Net occupancy and equipment expense                                           4,196        3,624        3,822
   Outside data processing                                                       2,069        1,996        1,986
   Federal deposit insurance                                                        95           11          986
   Advertising                                                                     533          585          758
   Other                                                                         7,491        9,990        7,902
                                                                           -----------------------------------------
                                                    Total other expenses        27,229       29,084       28,021
                                                                           -----------------------------------------
                                              Income before income taxes        21,315       17,301       17,489
Applicable income taxes                                                          7,488        6,150        6,007
                                                                           -----------------------------------------
                                                              Net income       $13,827      $11,151      $11,482
                                                                           =========================================

Earnings per common share:

  Basic                                                                         $1.49        $1.20         $1.23
                                                                           =========================================
  Diluted                                                                       $1.49        $1.20         $1.23
                                                                           =========================================

Average common shares outstanding:

  Basic                                                                          9,254        9,296        9,298
                                                                           =========================================
  Diluted                                                                        9,278        9,308        9,301
                                                                           =========================================


See notes to consolidated financial statements.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

HORIZON BANCORP, INC.
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                       UNREALIZED
                                                                                      (LOSS) GAIN
                                                                                           ON
                                                                                       AVAILABLE    DEFERRED
                                           COMMON    CAPITAL    RETAINED   TREASURY     FOR SALE      ESOP
                                           STOCK     SURPLUS    EARNINGS     STOCK     SECURITIES   BENEFITS    TOTAL
                                        ---------------------------------------------------------------------------------
Balances at January 1, 1995                $4,653    $19,744     $71,163    $   --       $(2,547)    $ (121)   $ 92,892
   Net income                                  --         --      11,482        --            --         --      11,482
   Cash dividends declared by pooled
     companies:
         Horizon ($0.53 per share)             --         --      (2,973)       --            --         --      (2,973)
         Twentieth                                                (1,080)                                        (1,080)
   Purchase of  treasury shares                --         --          --      (175)           --         --        (175)
   Reduction in ESOP indebtedness              --         --          --        --            --        121         121
   Change in unrealized (loss) gain
     on available-for-sale
     securities, net of deferred
     income taxes                              --         --          --        --         4,116         --       4,116
                                        ---------------------------------------------------------------------------------
Balances at December 31, 1995               4,653     19,744      78,592      (175)        1,569         --     104,383
   Net income                                  --         --      11,151        --            --         --      11,151
   Cash dividends declared by pooled
     companies:
         Horizon ($0.62 per share)             --         --      (4,673)        --           --         --      (4,673)
         Twentieth                                                  (540)                                          (540)
   Redemption of fractional shares
     in pooling                                --         (6)         --         --           --         --          (6)
   Stock options exercised                      1         19          --         --           --         --          20
   Two for one stock split in the
     form of a 100% stock dividend          4,654         --      (4,654)        --           --         --          --
   Change in unrealized gain on
     available-for-sale securities,
     net of deferred income taxes              --         --          --         --         (924)        --        (924)
                                        ---------------------------------------------------------------------------------
Balances at December 31, 1996               9,308     19,757      79,876       (175)         645         --     109,411
   Net income                                  --         --      13,827         --           --         --      13,827
   Cash dividends declared ($0.75
     per share)                                --         --      (6,935)        --           --         --      (6,935)
   Purchase of treasury shares                 --         --          --     (2,763)          --         --      (2,763)
   Stock options exercised                      2         27          --         --           --         --          29
   Change in unrealized gain on
     available-for-sale securities,
     net of deferred income taxes              --         --          --         --          453         --         453
                                        ---------------------------------------------------------------------------------
Balances at December 31, 1997              $9,310    $19,784     $86,768    $(2,938)     $ 1,098     $   --    $114,022
                                        =================================================================================


See notes to consolidated financial statements.

-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS

HORIZON BANCORP, INC.
(IN THOUSANDS)

                                                                                    YEAR ENDED DECEMBER 31
                                                                               1997         1996          1995
                                                                           -----------------------------------------
OPERATING ACTIVITIES

Net income                                                                     $13,827      $11,151      $11,482
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                1,762        1,524        1,669
     Provision for loan losses                                                   2,402        3,334        2,505
     Deferred income tax benefit                                                  (231)        (971)        (786)
     Amortization                                                                  306          618          758
     Loss on sale of investment securities                                          18           79          131
     Gain on sale of assets                                                         --          (48)          --
     Change in accrued interest receivable and other assets                       (886)         136       (1,075)
     Change in accrued interest payable and other liabilities                    2,852         (245)       3,501
                                                                           -----------------------------------------
                               Net cash provided by operating activities        20,050       15,578       18,185

INVESTING ACTIVITIES
Proceeds from sales of available-for-sale securities                            48,893       24,907        4,818
Proceeds from maturities of available-for-sale securities                       26,965       40,524       14,624
Purchases of available-for-sale securities                                     (23,412)     (66,213)     (59,163)
Proceeds from maturities of held-to-maturity securities                          1,480       19,527       42,535
Purchases of held-to-maturity securities                                            --      (12,845)     (15,677)
Net increase in loans                                                          (74,647)     (15,663)     (23,423)
Purchases of premises and equipment                                             (1,537)      (1,258)      (5,021)
(Sale) purchase of branches, net of cash paid or received                           --       (4,588)       3,456
Cash paid in acquisition, net of cash received                                 (13,642)          --           --
                                                                           -----------------------------------------
                                   Net cash used in investing activities       (35,900)     (15,609)     (37,851)

FINANCING ACTIVITIES
Net increase (decrease) in deposits                                             11,268       (2,767)      21,979
Proceeds from long-term borrowings                                               7,102           --           --
Increase in short-term borrowings                                               13,488        6,968        2,146
Cash dividends paid                                                             (6,935)      (5,213)      (4,053)
Stock options exercised and fractional shares                                       29           14           --
Acquisition of treasury shares                                                  (2,763)          --         (175)
                                                                           -----------------------------------------
                     Net cash provided by (used in) financing activities        22,189         (998)      19,897
                                                                           -----------------------------------------
                    Net increase (decrease) in cash and cash equivalents         6,339       (1,029)         231
Cash and cash equivalents at beginning of year                                  38,958       39,987       39,756
                                                                           -----------------------------------------
                                Cash and cash equivalents at end of year       $45,297      $38,958      $39,987
                                                                           =========================================


See notes to consolidated financial statements.

-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

HORIZON BANCORP, INC.
DECEMBER 31, 1997
(IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

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

The allowance for loan losses is maintained at a level believed by management to be adequate to absorb estimated loan losses. Management's periodic evaluation of the adequacy of the allowance is based on Horizon's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. The allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

The evaluation of the adequacy of the allowance for loan losses is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

INTANGIBLE ASSETS

Goodwill is being amortized on a straight-line basis over 15 years. Management periodically reviews goodwill and other intangibles for possible impairment.

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

REVENUE RECOGNITION

Interest on loans and amortization of unearned income are computed by methods which generally result in level rates of return on principal amounts outstanding. Loan origination and commitment fees and direct loan origination costs other than dealer related expenses are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.

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

Horizon provides certain officers and directors with deferred compensation and supplemental retirement benefits. Estimated amounts to be paid under the deferred compensation and supplemental retirement agreements are accrued over the period of the employees or directors active employment from the time the agreement is signed to the employee or directors full eligibility date.

STOCK-BASED COMPENSATION

Horizon follows the intrinsic value method in accounting for its stock options. Under the intrinsic value method, compensation expense is determined on the measurement date, that is, the first date on which both the number of shares the employee is entitled to receive, and the exercise price are known and is measured based on the award's intrinsic value--the excess of the market price of the stock over the exercise price on the measurement date. For Horizon's stock options, the intrinsic value on the measurement date (which is the date of grant) is zero, and no compensation expense is recognized.

NET INCOME PER COMMON SHARE

Horizon adopted the provision of Statement of Financial Accounting Standards (SFAS No. 128) effective December 31, 1997. Under SFAS No. 128, basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is based upon net income divided by the weighted-average number of shares outstanding increased by the number of incremental shares of common stock which would be issued assuming the exercise of stock options. The impact of this change was insignificant. The incremental shares related to the options were 24, 12, and 3, in 1997, 1996, and 1995, respectively.

NEW ACCOUNTING STANDARDS

During 1997, the FASB issued several new accounting pronouncements which will become effective in 1998. These pronouncements include SFAS No. 129, Disclosure of Information about Capital Structure; SFAS No. 130, Reporting Comprehensive Income; and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company is in the process of fully evaluating these new pronouncements and expects to adopt them in 1998 in accordance with the requirements. Such adoption is not expected to have a significant impact on the financial position or results of operations of the Company.

In June 1996, the FASB issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which is applicable to Horizon effective January 1, 1997. In October 1996, the FASB agreed to defer the effective date for one year for the following transactions: securities lending, repurchase agreements, dollar rolls, and other similar secured transactions. Statement No. 125 establishes standards for determining whether certain transfers of financial assets should be considered sales of all or part of the assets or as secured borrowings. Statement No. 125 also establishes standards for settlements of liabilities through the transfer of assets to a creditor or obtaining an unconditional release and whether these settlements should prove the debt extinguished. The adoption of this standard did not and is not expected to have a material impact on Horizon's financial statements.

RECLASSIFICATIONS

Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 presentation. Such reclassifications had no impact on net income or shareholders' equity.

--------------------------------------------------------------------------------
2. ACQUISITIONS
--------------------------------------------------------------------------------

In the fourth quarter of 1997, Horizon announced that it had entered into a non-binding letter of intent for the acquisition of Bank of Mingo (Mingo) through a merger of Mingo into Horizon. Mingo operates three banking offices in West Virginia with total assets of $66.3 million at December 31, 1997. The transaction is valued at $18.0 million and is subject to approval by the appropriate regulatory authorities and the stockholders of Mingo with an expected closing during the second quarter of 1998. The acquisition will be accounted for under the purchase method of accounting.

In September 1997, Horizon consummated its acquisition of Beckley Bancorp, Inc. (Beckley), headquartered in Beckley, West Virginia. Under the terms of the agreement, Horizon paid $15.4 million in cash. The acquisition was accounted for as a purchase transaction and accordingly, the results of operations attributable to the acquisition have been included in the consolidated totals from the date of acquisition. The excess of the purchase price over the fair market value of the net assets (i.e. goodwill) of Beckley approximated $4.5 million and is being amortized over a period of 15 years. Since the acquisition was not significant no proforma financial information has been included.

In August 1996, Horizon acquired Twentieth Bancorp, Inc. (Twentieth), headquartered in Huntington, West Virginia. The transaction was accounted for under the pooling of interests method, and accordingly, the consolidated financial statements for all periods presented have been restated to include the financial information of Twentieth.

In prior years, Horizon has acquired banks in acquisitions accounted for using the purchase method of accounting. The purchase prices were allocated to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of consummation. Deposit base intangibles, included in other assets approximated $419 at December 31, 1997. Goodwill, also included in other assets, approximated $5,330 and $1,012 at December 31, 1997 and 1996 respectively net of amortization. Amortization of intangibles approximated $449, $341, and $374 in 1997, 1996, and 1995.

--------------------------------------------------------------------------------
3. INVESTMENT SECURITIES
--------------------------------------------------------------------------------

The amortized cost and estimated fair values of investment securities are as follows:

                                                                           DECEMBER 31, 1997
                                                     ---------------------------------------------------------------
                                                                         GROSS           GROSS         ESTIMATED
                                                       AMORTIZED      UNREALIZED       UNREALIZED        FAIR
                                                          COST           GAINS           LOSSES          VALUE
                                                     ---------------------------------------------------------------
AVAILABLE-FOR-SALE SECURITIES
U.S. Treasury securities and obligations of U.S.
   government agencies and corporations
                                                         $131,426        $1,206           $ (80)        $132,552
Obligations of states and political subdivisions           21,038           642                           21,680
Mortgage-backed securities                                  9,668            53             (49)           9,672
Other equity securities                                     9,873           111             (24)           9,960
                                                     ---------------------------------------------------------------
                                            Totals       $172,005        $2,012           $(153)        $173,864
                                                     ===============================================================

HELD-TO-MATURITY SECURITIES
Obligations of states and political subdivisions         $ 41,554        $1,222             $(5)        $ 42,771
                                                     ===============================================================

                                                                           DECEMBER 31, 1996
                                                     ---------------------------------------------------------------
                                                                         GROSS           GROSS         ESTIMATED
                                                       AMORTIZED      UNREALIZED       UNREALIZED        FAIR
                                                          COST           GAINS           LOSSES          VALUE
                                                     ---------------------------------------------------------------
AVAILABLE-FOR-SALE SECURITIES
U.S. Treasury securities and obligations of U.S.
   government agencies and corporations                  $154,053       $1,140             $(354)       $154,839
Obligations of states and political subdivisions           21,121          345               (23)         21,443
Mortgage-backed securities                                 15,219           63              (135)         15,147
Other equity securities                                    14,441           91               (38)         14,494
                                                     ---------------------------------------------------------------
                                            Totals       $204,834       $1,639             $(550)       $205,923
                                                     ===============================================================

HELD-TO-MATURITY SECURITIES
Obligations of states and political subdivisions         $ 42,741       $  756             $(143)       $ 43,354
                                                     ===============================================================


In accordance with provisions of FASB 115, Accounting for Certain Investments in Debt and Equity Securities, Horizon chose to reclassify securities held by Twentieth Bancorp, Inc., at the time of its acquisition in August 1996, from held-to-maturity to available-for-sale. At the date of transfer, the amortized cost of those securities was $17,806 and the unrealized gain on those securities was $57 (net of $40 in deferred income taxes), which is included in shareholders' equity.

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

The amortized cost and estimated fair values of investment securities at December 31, 1997, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain securities include the right to call or prepay the obligations prior to their contractual maturities.

                                                                               AMORTIZED       ESTIMATED
                                                                                 COST          FAIR VALUE
                                                                           ----------------------------------
       AVAILABLE-FOR-SALE
       Due in one year or less                                                  $  33,942        $  33,935
       Due after one year but through five years                                   73,349           74,285
       Due after five years but through ten years                                  47,967           48,658
       Due after ten years                                                          7,046            7,314
       Mortgage-backed securities                                                   9,701            9,672
                                                                           ----------------------------------
                                                                                $ 172,005        $ 173,864
                                                                           ==================================

       HELD-TO-MATURITY
       Due in one year or less                                                  $     612        $     623
       Due after one year but through five years                                   13,332           13,642
       Due after five years but through ten years                                  21,485           22,147
       Due after ten years                                                          6,125            6,359
                                                                           ----------------------------------
                                                                                $  41,554        $  42,771
                                                                           ==================================

During the years ended December 31, 1997, 1996, and 1995, available-for-sale securities with a fair value at the date of sale of $48,900, $24,900, and $4,800 were sold. The gross realized gains on such sales totaled $42, $20, and $0 and the gross realized losses totaled $60, $99, and $131 in 1997, 1996, and 1995.

At December 31, 1997 and 1996, investment securities with carrying amounts of $68,200 and $44,817, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required or permitted by law.

--------------------------------------------------------------------------------
4. LOANS
--------------------------------------------------------------------------------

Major classifications of loans are as follows:

                                                                                         DECEMBER 31
                                                                                     1997            1996
                                                                             --------------------------------
       Commercial                                                                  $232,076        $218,714
       Real estate - construction                                                     6,278           8,065
       Real estate - mortgage                                                       270,149         228,447
       Consumer loans                                                               219,736         178,758
                                                                             --------------------------------
                                                               Total loans          728,239         633,984
       Less allowance for loan losses                                               (10,517)         (9,607)
                                                                             --------------------------------
                                                                 Net loans         $717,722        $624,377
                                                                             ================================

Horizon's subsidiaries have granted loans to officers and directors of Horizon and its subsidiaries and to their associates. Related party loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.





The following presents the activity with respect to related party loans during 1997:

              Balance at January 1, 1997                                                    $16,717
              Loans made                                                                      3,535
              Principal collected                                                            (7,448)
              Other changes                                                                      96
                                                                                        --------------
              Balance at December 31, 1997                                                  $12,900
                                                                                        ==============

Other changes primarily represent additions to and changes in director and executive officer status.

--------------------------------------------------------------------------------
5. ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------

A summary of changes in the allowance for loan losses follows:

                                                                            1997         1996        1995
                                                                        -------------------------------------
       Balance at beginning of year                                        $ 9,607      $8,522      $8,153

       Charge-offs                                                          (3,853)     (3,636)     (2,789)
       Recoveries                                                            2,052       1,387         653
                                                                        -------------------------------------
       Net charge-offs                                                      (1,801)     (2,249)     (2,136)

       Provision for loan losses                                             2,402       3,334       2,505
       Balance of acquired institution                                         309          --          --
                                                                        -------------------------------------
                                               Balance at end of year      $10,517      $9,607      $8,522
                                                                        =====================================

At December 31, 1997 and 1996, the recorded investment in loans that are considered to be impaired approximated $2,700 and $5,700 (of which $2,200 and $1,600 were on a nonaccrual basis). Included in this amount are $2,000 and $2,600 of impaired loans for which the related allowance for loan losses is $770 and $790; and $700 and $3,100 of impaired loans that, as a result of write-downs or being well secured, do not have an allowance for loan losses. The average recorded investment in impaired loans during the years ended December 31, 1997, 1996, and 1995 approximated $3,400, $7,300 and $6,500. For the years ended December 31, 1997, 1996, and 1995, Horizon recognized interest income on those impaired loans of $240, $440, and $430 which included $200, $400 and $430 of interest income recognized using the cash basis method of income recognition.

--------------------------------------------------------------------------------
6. PREMISES AND EQUIPMENT
--------------------------------------------------------------------------------

The major categories of premises and equipment and related accumulated depreciation are summarized as follows:

                                                                                        1997         1996
                                                                                  ---------------------------
       Land                                                                          $  2,860     $  2,791
       Building and improvements                                                       17,722       17,065
       Furniture and equipment                                                         13,942       12,678
                                                                                  ---------------------------
                                                                                       34,524       32,534
       Less accumulated depreciation                                                  (17,401)     (15,954)
                                                                                  ---------------------------
                                                                                     $ 17,123     $ 16,580
                                                                                  ===========================

Horizon has entered into noncancelable operating lease agreements with respect to certain premises and equipment. The minimum annual rental commitment under these operating leases is: 1998--$61; 1999--$26; 2000--$21; 2001--$21;
2002--$16; with $1,100, of commitments extending beyond 2002.

Total rent expense, including cancelable and noncancelable leases, approximated $273, $200, and $175, in 1997, 1996, and 1995, respectively.

--------------------------------------------------------------------------------
7. DEPOSITS
--------------------------------------------------------------------------------


Interest-bearing deposits include various time deposit products. Time deposits outstanding at December 31, 1997, have scheduled maturities of $292,674 in 1998, $63,677 in 1999, $17,118 in 2000, $3,038 in 2001, and $49,640 in 2002 and $115
thereafter. At December 31, 1997 and 1996, time deposits exceeding $100 approximated $77,444 and $65,173.

Interest paid on deposits and short-term borrowings approximated $30,600, $29,700, and $25,400 in 1997, 1996, and 1995.

--------------------------------------------------------------------------------
8. SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------

Certain of Horizon's subsidiary banks are members of the Federal Home Loan Bank of Pittsburgh (FHLB). One benefit of being a member of the FHLB is that it provides Horizon with an additional source of short-term and long-term funding, in the form of collateralized advances. At December 31, 1997, Horizon is entitled to receive approximately $131,000 in collateralized advances from the FHLB at prevailing interest rates, subject to satisfying the Capital Stock Requirement provisions of the Agreement, as defined.

Short-term borrowings consist primarily of securities sold under agreements to repurchase and federal funds purchased. The weighted average interest rate on short-term borrowings approximated 4.8% and 4.5% at December 31, 1997 and 1996.

--------------------------------------------------------------------------------
9. LONG-TERM DEBT
--------------------------------------------------------------------------------

In October 1997, Horizon entered into two credit agreements with an unrelated party to provide long-term financing. The agreements provided a term loan of $4,000 and a revolving loan of $3,000 to Horizon, and at December 31, 1997, the full loan amount of each was outstanding. The loans bear interest at 1.15% over LIBOR. Principal payments on the term loan are due quarterly beginning January 1998 and ending October 2002. The revolving loan expires in October 1998 but can be extended upon the agreement of both parties. The loan agreements contain certain restrictive covenants, relating to capital adequacy, non-performing assets and debt to equity ratios.

Maturities of long-term debt are as follows:

                       1998                            $3,816
                       1999                               816
                       2000                               818

                               2001                               820
                               2002                               820
                               Thereafter                          12
                                                            ----------
                                                     Total     $7,102
                                                            ==========


--------------------------------------------------------------------------------
10. INCOME TAXES
--------------------------------------------------------------------------------

Significant components of Horizon's deferred tax assets and liabilities, which are included in other assets, are as follows:

                                                                                           DECEMBER 31
                                                                                         1997        1996
                                                                                    -------------------------
       Deferred tax assets:
          Allowance for loan losses                                                     $4,250      $3,627
          Accrued employee benefits                                                      1,874       1,614
          Other                                                                             83          95
                                                                                    -------------------------
                                                        Total deferred tax assets        6,207       5,336

       Deferred tax liabilities:
          Loans                                                                            914          63
          Available-for-sale securities                                                    762         442
          Premises and equipment                                                           812         542
          Other                                                                            364         185
                                                                                    -------------------------
                                                   Total deferred tax liabilities        2,852       1,232
                                                                                    -------------------------
                                                          Net deferred tax assets       $3,355      $4,104
                                                                                    =========================

The applicable income tax provisions included in the consolidated statements of income are summarized as follows:

                                                                             1997        1996        1995
                                                                        -------------------------------------
       Current:
          Federal                                                           $6,551      $6,040      $5,822
          State                                                              1,168       1,081         971
                                                                        -------------------------------------
                                                        Total current        7,719       7,121       6,793
       Deferred:
          Federal                                                             (196)       (830)       (688)
          State                                                                (35)       (141)        (98)
                                                                        -------------------------------------
                                                       Total deferred         (231)       (971)       (786)
                                                                        -------------------------------------
                                                                Total       $7,488      $6,150      $6,007
                                                                        =====================================

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                    1997                  1996                 1995
                                              AMOUNT       %        AMOUNT       %        AMOUNT       %
                                           ------------------------------------------------------------------
      Tax at statutory federal rate            $7,460     35.0%      $6,055     35.0%      $6,121     35.0%
      Plus: State income tax, net of
         federal tax benefits                     737      3.5          611      3.5          570      3.3
                                           ------------------------------------------------------------------
                                                8,197     38.5        6,666     38.5        6,691     38.3

      (Decrease) increase in taxes
         resulting from:
           Tax-exempt interest                 (1,027)    (4.8)        (911)    (5.3)        (840)    (4.8)
           Other - net                            318      1.4          395      2.3          156      0.8
                                           ------------------------------------------------------------------
                                               $7,488     35.1%      $6,150     35.5%      $6,007     34.3%
                                           ==================================================================

Income taxes relating to securities transactions approximated $(44), $(32), and $(54) in 1997, 1996, and 1995, respectively.

Income taxes paid approximated $7,300, $6,800, and $6,750 in 1997, 1996, and 1995, respectively.

--------------------------------------------------------------------------------
11. EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

Horizon has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during employment. Horizon's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth the Plan's funded status and amounts recognized in Horizon's consolidated balance sheets at December 31:

                                                                                        1997        1996
                                                                                    -------------------------
       Projected benefit obligation:
          Vested benefit obligation                                                    $ 6,123     $ 5,202
          Nonvested benefit obligation                                                     222         185
                                                                                    -------------------------
                                                   Accumulated benefit obligation        6,345       5,387
       Effect of estimated future compensation increases                                 2,525       2,140
                                                                                    -------------------------
                                                     Projected benefit obligation        8,870       7,527
       Plan assets at fair value                                                         8,093       6,766
                                                                                    -------------------------
                            Projected benefit obligation in excess of plan assets         (777)       (761)

       Unrecognized prior service cost                                                   1,142       1,277
       Unrecognized net asset at transition, net of amortization                          (316)       (346)
       Unrecognized net gain from past experience different
         from that assumed                                                              (1,927)     (1,420)
                                                                                    -------------------------
                               Accrued pension cost included in other liabilities      $(1,878)    $(1,250)
                                                                                    =========================

Following is a summary of the components of net periodic pension cost:

                                                                               YEAR ENDED DECEMBER 31
                                                                            1997        1996        1995
                                                                        -------------------------------------
       Service cost - benefits earned during the period                      $751        $513        $463
       Interest cost on projected benefit obligation                          561         547         485
       Actual return on plan assets                                        (1,297)       (863)       (970)
       Net amortization and deferral                                          727         368         558
                                                                        -------------------------------------
                                            Net periodic pension cost        $742        $565        $536
                                                                        =====================================

Assumptions used in the accounting for defined benefit plans were as follows:

                                                                                AS OF DECEMBER 31
                                                                          1997        1996         1995
                                                                      ---------------------------------------
       Weighted average discount rate                                     7.25%       7.75%       7.50%
       Rate of increase in future compensation levels                     5.00%       6.00%       6.00%
       Expected long-term rate of return on plan assets                   8.00%       8.50%       8.50%

Plan assets consist principally of U.S. Government securities, corporate stocks and bonds, and other short-term investments. The unrecognized net gain increased in 1997 due to the change in the weighted average discount rate.

Horizon has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of active service from the date of the respective agreement. The cost of such agreements approximated $395, $420, and $490 during 1997, 1996, and 1995. The liability for such agreements approximated $2,254 and $2,440 at December 31, 1997 and 1996, and is included in other liabilities in the accompanying consolidated balance sheets.

To assist in funding the above liabilities, Horizon has insured the lives of certain directors and officers. Horizon is the owner and beneficiary of the insurance policies with a cash surrender value approximating $3,107 and $2,900 at December 31, 1997 and 1996, included in other assets in the accompanying consolidated balance sheets.

During 1995, the Horizon Employee Stock Ownership Plan (ESOP) retired its remaining outstanding debt and distributed the plan assets to the plan participants.



--------------------------------------------------------------------------------
12. STOCK OPTION PLAN
--------------------------------------------------------------------------------

Horizon has an incentive stock option plan for certain key employees. Pursuant to this plan, an aggregate maximum of 200,000 shares of common stock were reserved for issuance, however, no more than 20,000 options may be issued in any calendar year. All options granted have 5 year terms and vest over a three year period.

The exercise price of Horizon's stock options granted equals the market price of the underlying stock on the date of the grant. Accordingly, no compensation is recognized for the options granted. Pro forma net income and earnings per share, applying the fair value method to options awarded has not been included herein because amounts would not be materially different from amounts reported in the consolidated financial statements.

A summary of Horizon's stock option activity, and related information for the years ended December 31 follows:

                                                             1997                           1996
                                                 -----------------------------  -----------------------------
                                                                 WEIGHTED-                      WEIGHTED-
                                                                  AVERAGE                        AVERAGE
                                                                 EXERCISE                       EXERCISE
                                                    OPTIONS        PRICE           OPTIONS        PRICE
                                                 -----------------------------  -----------------------------
       Outstanding at beginning of year                  75          $17                60          $16
       Granted                                           20           29                20           20
       Exercised                                         (2)          15                (1)          15
       Forfeited                                         (1)          14                (4)          15
                                                 --------------                 --------------
       Outstanding at end of year                        92          $20                75          $17
                                                 ==============                 ==============

       Exercisable at end of year                        33          $16                15          $14

       Weighted-average fair value of options
          granted during the year                     $5.50                          $3.54

Exercise prices for options outstanding as of December 31, 1997, ranged from $14.25 to $29.00. The weighted-average remaining contractual life of those options is 3 years.

--------------------------------------------------------------------------------
13. REGULATORY MATTERS
--------------------------------------------------------------------------------

Horizon's subsidiaries are required to maintain average balances with the Federal Reserve Bank or as cash in vault. The average amount of the required reserve balances for the year ended December 31, 1997, was approximately $8,800.

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

Quantitative measures require Horizon and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that Horizon and its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency categorized Horizon and its banking subsidiaries as well capitalized. To be categorized as well capitalized, Horizon and its banking subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category. However, the volatility of the unrealized gain or loss on available-for-sale securities, which is a component of capital, may significantly affect capital adequacy in the future.

Horizon and its three significant subsidiaries' actual capital amounts and ratios are presented in the following table.

                                                         1997                 1996
                                                 ------------------------------------------
                                                                                                            WELL
                                                                                             MINIMUM    CAPITALIZED
                                                   AMOUNT    RATIO      AMOUNT    RATIO       RATIO        RATIO
                                                 ---------------------------------------------------------------------
   Total Capital (to Risk Weighted Assets):
     Horizon Bancorp                               115,812   16.4%      115,917   17.8%       ->8.0%      ->10.0%
     Bank of Raleigh                                45,694   15.8%       38,949   15.6%       ->8.0%      ->10.0%
     Twentieth Street Bank                          33,669   15.8%       34,787   17.1%       ->8.0%      ->10.0%
     Greenbrier Valley National Bank                19,358   17.9%       18,808   16.8%       ->8.0%      ->10.0%

   Tier I Capital (to Risk Weighted Assets):
     Horizon Bancorp                               107,452   15.2%      107,754   16.5%       ->4.0%       ->6.0%
     Bank of Raleigh                                42,485   14.7%       35,833   14.4%       ->4.0%       ->6.0%
     Twentieth Street Bank                          31,020   14.6%       32,241   15.8%       ->4.0%       ->6.0%
     Greenbrier Valley National Bank                18,008   16.6%       17,412   15.6%       ->4.0%       ->6.0%

   Tier I Capital (to Average Assets):
     Horizon Bancorp                               107,452   11.1%      107,754   11.4%       ->4.0%       ->5.0%
     Bank of Raleigh                                42,485   12.5%       35,833   11.4%       ->4.0%       ->5.0%
     Twentieth Street Bank                          31,020   10.2%       32,241   10.0%       ->4.0%       ->5.0%
     Greenbrier Valley National Bank                18,008   10.2%       17,412   10.1%       ->4.0%       ->5.0%

The primary source of funds for the dividends paid by Horizon to its shareholders is dividends received from its subsidiary banks. Dividends paid by the subsidiary banks are subject to restriction by banking regulations. The most restrictive provision requires approval by the appropriate regulatory agency if dividends declared in any year exceed the current year's net income, plus the retained net profits of the two preceding years. During 1997, the subsidiary banks' net retained profits available for distribution to Horizon as dividends, without regulatory approval, approximate $2,760, plus net income for the interim period through the date of declaration.

--------------------------------------------------------------------------------
14. COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

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

       STANDBY LETTERS OF CREDIT--These agreements are used by Horizon's customers as a means of improving their credit standing in their dealings with others. Under these agreements, Horizon guarantees certain financial commitments in the event that its customers are unable to satisfy their obligations. Horizon had issued standby letters of credit of $6,300 and $5,100 at December 31, 1997 and 1996.

       LOAN COMMITMENTS--At December 31, 1997 and 1996, Horizon had commitments outstanding to extend credit at prevailing market rates approximating $100,000 and $104,000. These commitments generally require the customers to maintain certain credit standards. The amount of collateral obtained, if deemed necessary by Horizon upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income producing commercial properties.

       Management conducts regular reviews of these commitments on an individual customer basis, and the results are considered in assessing the adequacy of Horizon's allowance for loan losses.

--------------------------------------------------------------------------------
15. PARENT COMPANY CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

CONDENSED BALANCE SHEETS

                                                                                                DECEMBER 31
                                                                                            1997          1996
                                                                                        ----------------------------
Cash                                                                                       $  2,476     $    820
Investment in subsidiary banks                                                              116,188      104,145
Investment securities                                                                         1,024        1,016
Premises and equipment                                                                        1,228          699
Receivable from consolidated subsidiary banks                                                   232          625
Other assets                                                                                  2,344        2,142
                                                                                        ----------------------------
                                                                         Total assets      $123,492     $109,447
                                                                                        ============================

Liabilities                                                                                $  9,470     $     36
Shareholders' equity                                                                        114,022      109,411
                                                                                        ----------------------------
                                           Total liabilities and shareholders' equity      $123,492     $109,447
                                                                                        ============================

STATEMENTS OF INCOME

                                                                                     YEAR ENDED DECEMBER 31
                                                                                  1997        1996        1995
                                                                              --------------------------------------
Dividends from subsidiary banks                                                  $16,921     $ 8,164     $ 6,858
Interest income on investment securities                                              63          67          49
Operating expenses                                                                (1,791)     (2,290)     (1,430)
                                                                              --------------------------------------
    Income before income tax and (excess dividends) equity in undistributed
                                               earnings of subsidiary banks       15,193       5,941       5,477
Income tax benefit                                                                   380         704         449
                                                                              --------------------------------------
                   Income before (excess dividends) equity in undistributed
                                               earnings of subsidiary banks       15,573       6,645       5,926
(Excess dividends) equity in undistributed earnings of subsidiary banks           (1,746)      4,506       5,556
                                                                              --------------------------------------
                                                                 Net income      $13,827     $11,151     $11,482
                                                                              ======================================

STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED DECEMBER 31
                                                                                  1997        1996        1995
                                                                              --------------------------------------
Operating activities:
   Net income                                                                   $ 13,827    $ 11,151    $ 11,482
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                                 264         602         477
       Excess dividends (equity in undistributed earnings) of subsidiary
         banks                                                                     1,746      (4,506)     (5,556)
       Decrease (increase) in receivables from consolidated subsidiary
         banks                                                                     2,489        (625)        157
       (Increase) in other assets                                                   (105)       (810)       (542)
       Increase (decrease) in other liabilities                                    2,430        (223)       (468)
                                                                              --------------------------------------
                                  Net cash provided by operating activities       20,651       5,589       5,550

Investing activities:
   Purchase of institution                                                       (15,447)         --          --
   Purchases of premises and equipment                                              (890)       (162)     (1,196)
   Maturities of investment securities                                               162         250          --
   Sales of investment securities                                                     --         149          --
   Purchases of investment securities                                               (151)       (376)       (602)
                                                                              --------------------------------------
                                      Net cash used in investing activities      (16,326)       (139)     (1,798)
Financing activities:
   Cash dividends paid                                                            (6,935)     (5,213)     (4,053)
   Proceeds from long-term borrowings                                              7,000          --          --
   Acquisition of treasury shares                                                 (2,763)         --        (175)
   Cash received in stock transactions, net of cash paid                              29          14          --
                                                                              --------------------------------------
                                      Net cash used in financing activities       (2,669)     (5,199)     (4,228)
                                                                              --------------------------------------
                                           Net increase (decrease)  in cash        1,656         251        (476)
Cash at beginning of year                                                            820         569       1,045
                                                                              --------------------------------------
                                                        Cash at end of year     $  2,476    $    820    $    569
                                                                              ======================================


--------------------------------------------------------------------------------
16. FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

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

Commitments: The fair values of commitments (standby letters of credit and loan commitments) are estimated based on fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value of these commitments approximates their carrying value. The estimated fair values of the Bank's financial instruments are as follows:

                                                                1997                         1996
                                                   ----------------------------------------------------------
                                                       CARRYING        FAIR         CARRYING         FAIR
                                                       AMOUNTS         VALUE        AMOUNTS         VALUE
                                                   ----------------------------------------------------------
       Financial assets:
          Cash and cash equivalents                   $  45,297      $  45,297     $  38,958      $  38,958
          Investment securities                         215,418        216,635       248,664        249,277
          Loans                                         717,722        721,177       624,377        625,504

       Financial liabilities:
          Deposits                                      841,307        846,858       797,996        800,480
          Short -term borrowings                         42,642         42,642        29,154         29,154
          Long -term borrowings                           7,102          7,102            --             --

--------------------------------------------------------------------------------
17. QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for 1997 and 1996 is as follows:

                                                                            1997
                                                                       QUARTER ENDED
                                                 MARCH 31         JUNE 30       SEPTEMBER 30      DECEMBER 31
                                            ---------------------------------------------------------------------
Interest income                                  $18,235            $18,241         $19,516         $20,378
Interest expense                                   7,306              7,319           7,850           8,846
Net interest income                               10,929             10,922          11,666          11,532
Provision for loan losses                            700                400             409             893
Securities losses, net                               (38)                 2               4              14
Net income                                         3,242              3,512           3,527           3,546
Basic earnings per share                            0.35               0.38            0.38            0.39
Diluted earnings per share                          0.35               0.38            0.38            0.38
Average common shares outstanding:
  Basic                                            9,295              9,283           9,245           9,205
  Diluted                                          9,310              9,305           9,277           9,235

                                                                            1996
                                                                       QUARTER ENDED
                                                 MARCH 31         JUNE 30       SEPTEMBER 30      DECEMBER 31
                                            ---------------------------------------------------------------------
Interest income                                  $18,146           $18,305          $18,626         $18,562
Interest expense                                   7,305             7,264            7,367           7,334
Net interest income                               10,841            11,041           11,259          11,228
Provision for loan losses                            716               785              727           1,106
Securities losses, net                                (1)              (88)              --              10
Net income                                         2,833             2,598            2,751           2,969
Basic earnings per share                            0.30              0.28             0.30            0.32
Diluted earnings per share                          0.30              0.28             0.30            0.32
Average common shares outstanding:
  Basic                                            9,296             9,296            9,296           9,297
  Diluted                                          9,309             9,308            9,307           9,306

The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.

--------------------------------------------------------------------------------
SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------

ANNUAL MEETING

The annual meeting of shareholders of Horizon Bancorp, Inc. will be held on April 29, 1998, at The Greenbrier, White Sulphur Springs, West Virginia at 11:00 a.m.

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
       (304) 255-7000

FINANCIAL STATEMENTS

During the year, Horizon distributes three interim quarterly financial reports and an annual report. Additionally, Horizon files an annual report on Form 10-K and quarterly reports on Form 10-Q with the Securities and Exchange Commission. Copies of these reports may be obtained without charge upon written request to:
       Joyce Rhodes
       Post Office Box D
       Beckley, West Virginia  25802-2803
       (304) 255-7307

INDEPENDENT AUDITORS

       Ernst & Young LLP
       900 United Center
       Charleston, West Virginia  25301

CONTACTS

Analysts, portfolio managers, and others seeking financial information about Horizon Bancorp, Inc. should contact:

       C. Duane Blankenship
       Vice President and Chief Financial Officer
       Post Office Box D
       Beckley, West Virginia  25802-2803
       (304) 255-7310

Stock Transfer Agent
       Harris Trust and Savings Bank
       311 West Monroe Street
       Chicago, Illinois  60606
       (312) 461-3309

STOCK LISTING

Horizon's common stock is traded on the NASDAQ National Market System with a ticker symbol of HZWV.
       NASDAQ Market Makers:
       Wheat First Securities
       Robinson Humphrey Co., Inc.
       Ferris Baker Watts, Inc.

NATURE OF BUSINESS

Horizon is a West Virginia multi-bank holding company with five affiliate banks and twenty-two locations in southern West Virginia.

EXECUTIVE OFFICERS

       Frank S. Harkins, Jr.
       Chairman of the Board and CEO

       Philip L. McLaughlin
       President and COO

       C. Duane Blankenship
       Vice President and CFO

       E.M. Payne, III
       Secretary

       David W. Hambrick
       Executive Vice President

       Bernard C. McGinnis, III
       Executive Vice President

--------------------------------------------------------------------------------
DIRECTORS
--------------------------------------------------------------------------------

HORIZON BANCORP, INC. AND AFFILIATES

HORIZON BANCORP, INC.

DIRECTORS

Frank S. Harkins, Jr.                             E. M. Payne, III                      Clarence E. Martin
   Chairman of the Board and                      John M. Alderson, IV                  Jack McGinnis
   Chief Executive Officer                        Jack G. Bazemore                      Thomas L. McGinnis
                                                  Joseph M. Blankenship                 Harper W. Nelson
Philip L. McLaughlin                              W. H. File, III                       Rodney H. Pack
   President and Chief Operating Officer          Phillip W. Cain                       R. T. Rogers
                                                  Sharon H. Rowe                        James E. Songer
David W. Hambrick                                 Tracy W. Hylton, II                   Albert M. Tieche, Jr.
   Executive Vice President                       Robert L. Kosnoski                    Thomas E. Lilly
                                                  William C. Dolin                      Carolyn H. McCulloch
B. C. McGinnis, III
   Executive Vice President

--------------------------------------------------------------------------------
DIRECTORS OF BANK OF RALEIGH

Carolyn H. McCulloch                              W. H. File, III                       E. M. Payne, III
   Chairman of the Board                          Tracy W. Hylton, II                   James E. Songer
                                                  Robert L. Kosnoski                    Albert M. Tieche, Jr.
Frank S. Harkins, Jr.                             Thomas E. Lilly                       James E. Songer, II
   President and Chief Executive Officer          Susan S. Landis                       Scott H. McCulloch
                                                  Philip L. McLaughlin
Charles S. Houck
   Executive Vice President


--------------------------------------------------------------------------------
DIRECTORS OF FIRST NATIONAL BANK IN MARLINTON

William E. Kane                                   Phillip W. Cain                       John R. LaRue
   Chairman of the Board                             Executive Vice President           Philip L. McLaughlin
   and President                                     and Chief Executive Officer        Louise B. McNeel
                                                                                        Harper W. Nelson
Harry J. Widney                                   James E. Baxter                       Jimmie A. Ryder, Sr.
   Vice President and Vice                        David W. Hambrick
   Chairman of the Board                          Dolan Irvine


--------------------------------------------------------------------------------
DIRECTORS OF GREENBRIER VALLEY NATIONAL BANK

Norman B. Ream, Jr.                               John M. Alderson, IV                  Rodney H. Pack
   Chairman of the Board                          John Wade Bell, III                   Robert E. Grist
                                                  L. Wade Griffith                      Sharon H. Rowe
Philip L. McLaughlin                              Jesse O. Guills                       Don R. Smathers
   President and Chief Executive Officer          Frank S. Harkins, Jr.                 John R. Wilson, D.V.M.
                                                  James A. King
David W. Hambrick
   Executive Vice President


--------------------------------------------------------------------------------
DIRECTORS OF NATIONAL BANK OF SUMMERS OF HINTON

J. Campbell Gwinn                                 Joseph M. Blankenship                 Jack L. Hellems
   Chairman of the Board                             President and Chief                Victor G. Morgan
                                                     Executive Officer                  J. M. O'Bryan
R. T. Rogers                                                                            L. Ray Pivont, Jr.
   Vice Chairman of the Board                     James G. Dillon                       Earl R. Turner
                                                  Frank S. Harkins, Jr.


--------------------------------------------------------------------------------
DIRECTORS OF THE TWENTIETH STREET BANK

B. C. McGinnis, III                               Jack G. Bazemore                      Jack McGinnis
   President                                      William C. Dolin                      Philip L. McLaughlin
                                                  Frank S. Harkins, Jr.
Thomas L. McGinnis                                Clarence E. Martin
   Executive Vice President

MEMBER BANKS AND LOCATIONS


BANK OF RALEIGH                                                                 GREENBRIER VALLEY NATIONAL BANK
      Offices:                                                                       Offices:
        One Park Avenue, Beckley                                                       Alta Drive, Route 12, Alderson
        Main and South Kanawha Streets, Beckley                                        109 South Jefferson Street, Lewisburg
        Harper Road, Beckley                                                           536 North Jefferson Street, Lewisburg
        Crossroads Mall, Bradley                                                       28 Main Street, Rainelle
        Krogers, Beaver                                                                709 Nicholas Street, Rupert
        Krogers, Lester Square, Sophia                                                 Krogers, Fairlea
        Krogers, Fountain Square, Oak Hill


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